Exhibit 99.1

Itaú Corpbanca and Subsidiaries

Interim Condensed Consolidated Financial Statement for the periods ended March 31, 2017, and 2016 and December 31, 2016

$	=	Figures stated in Chilean pesos.
MM$	=	Figures stated in millions of Chilean pesos.
US$	=	Figures stated in US dollars
MUS$	=	Figures stated in millions of US dollars
MMUS$	=	Figures stated in millions of US dollars
COP$	=	Figures stated in Colombian pesos.
MMCOP$	=	Figures stated in millions of Colombian pesos.
UF	=	Figures stated in unidades de fomento.

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Itaú Corpbanca and Subsidiaries

Interim Condensed Consolidated Financial Statements

(In millions of pesos - MM$)

	Notes	3-31-2017	12-31-2016
		MM$	MM$
ASSETS
Cash on hand and Cash in banks	5	1,454,151	1,487,137
Operations pending settlement	5	296,780	145,769
Negotiable instruments	6	864,305	632,557
Repurchase agreements and securities loans	7	144,281	170,242
Financial derivatives contracts		1,173,362	1,102,769
Amounts due from banks	8	166,908	150,568
Loans and receivables from Customers	9	20,478,968	20,427,214
Investment instruments available for sale	10	1,442,226	2,054,110
Held-to-maturity investment instruments	10	253,434	226,433
Investments in companies	11	20,235	19,967
Intangible Assets	12	1,662,675	1,657,614
Property, plant and equipment	13	123,471	121,043
Current taxes	14	220,388	162,410
Deferred taxes	14	316,595	287,051
Other assets	15	360,076	461,299

TOTAL ASSETS		28,977,855	29,106,183

LIABILITIES
Current accounts and demand deposits	16	4,428,051	4,453,191
Transactions in the course of payment	5	228,566	67,413
Repurchase agreements and securities loans	7	529,512	373,879
Time deposits and saving accounts	16	10,449,252	11,581,710
Financial derivatives		993,264	907,334
Borrowings from financial institutions	17	2,035,044	2,179,870
Debt issued	18	6,196,407	5,460,253
Other financial obligations	18	20,263	25,563
Current taxes	14	—	—
Deferred taxes	14	226,159	211,617
Provisiones		157,758	164,215
Other liabilities	19	278,808	276,842

TOTAL LIABILITIES		25,543,084	25,701,887

EQUITY
Attributable to equity holders of the Bank
Capital	21	1,862,826	1,862,826
Reserves	21	1,294,108	1,294,108
Valuation accounts	21	23,662	15,552
Retained earnings:		18,531	1,030
Retained earnings from prior fiscal years	21	1,441	—
Income for the period	21	24,414	2,059
Less: Provision for minimum dividends	21	(7,324)	(1,029)

		3,199,127	3,173,516
Non-controlling equity interests	21	235,644	230,780

TOTAL EQUITY		3,434,771	3,404,296

TOTAL LIABILITIES AND EQUITY		28,977,855	29,106,183

The attached explanatory notes are an integral part of these Interim Condensed Consolidated Financial Statements

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Itaú Corpbanca and Subsidiaries

Interim Consolidated Profit and Loss Statements

for the periods ended March 31, 2017 and 2016

(In millions of pesos - MM$)

		For the quarterly period ended March 31,
	Notes	2017	2016
		MM$	MM$
Income from interest and adjustments	22	418,508	121,778
Expenses from interest and adjustments	22	(240,966)	(68,429)
Net income from interest and adjustments		177,542	53,349
Income from service fees	23	55,064	17,621
Expenses from service fees	23	(12,963)	(2,554)
Net service fee income		42,101	15,067
Income from financial transactions, net	24	12,857	7,461
Foreign exchange gains (losses), net	25	15,338	(4,759)
Other operating income		5,398	1,645
Total operating income		253,236	72,763
Provision for loan losses	26	(64,680)	(14,644)
OPERATING INCOME, NET		188,556	58,119
Personnel salaries and expenses	27	(66,894)	(22,168)
Administration expenses	28	(71,759)	(21,939)
Depreciation and amortizations	29	(20,198)	(2,843)
Impairments	29	—	—
Other operating expenses		(21,209)	(4,070)
TOTAL OPERATING EXPENSES		(180,060)	(51,020)
OPERATING INCOME		8,496	7,099
Income (loss) from investments in companies	11	189	—
Income before income taxes		8,685	7,099
Income tax	14	13,388	(959)
Income from continuing operations		22,073	6,140

Income (loss) from discontinued operations		—	—
CONSOLIDATED INCOME FOR THE PERIOD		22,073	6,140
Attributable to:
Equity holders of the Bank:		24,414	6,138
Non-controlling equity interests	21	(2,341)	2
Earnings per share attributable to equity holders of the bank:
Basic earnings per share	21	0.048	0.053
Diluted earnings per share	21	0.048	0.053
Earnings per share from continuing operations attributable to equity holders of
Basic earnings per share	21	0.048	0.053
Diluted earnings per share	21	0.048	0.053

The attached explanatory notes are an integral part of these Interim Condensed Consolidated Financial Statements

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Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Other Comprehensive Income

for the periods ended March 31, 2017 and 2016

(In millions of pesos - MM$)

		3-31-2017	3-31-2016
	Notes	MM$	MM$
CONSOLIDATED INCOME FOR THE PERIOD	21	22,073	6,140
OTHER COMPREHENSIVE INCOME THAT MAY BE SUBSEQUENTLY RECLASSIFIED TO PROFIT OR LOSS
Investment instruments available for sale	21	18,527	1,226
Exchange rate variation effect Colombia and New York Branch Investment	21	22,377	—
Accounting hedge variation effect in foreign investment	21	(22,354)	—
Cash flow hedge variation effect	21	(2,192)	—
Other comprehensive income (loss) before income taxes		16,358	1,226
Income Tax on financial instruments available-for-sale	21	(4,615)	(202)
Income tax related to hedge variation effect in foreign investment	21	5,931	—
Income tax on cash flow hedge variation effect	21	559	—
Income tax on other comprehensive income		1,875	(202)
Total other comprehensive income that may be reclassified to profit or loss in subsequent periods		18,233	1,024
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE SUBSEQUENTLY RECLASSIFIED TO PROFIT OR LOSS	21
Remeasurement of defined benefit obligations	21	(4,041)	—
Income tax on remeasurement of defined benefit obligations	21	1,123	—
Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(2,918)	—
TOTAL OTHER COMPREHENSIVE INCOME / (LOSS)	21	37,388	7,164
CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD
Attributable to:
Equity holders of the bank	21	32,524	7,163
Non-controlling equity interests	21	4,864	1

The attached explanatory notes are an integral part of these Interim Condensed Consolidated Financial Statements

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	5

Itaú Corpbanca and Subsidiaries

Interim Statements of Changes in Shareholders’ Equity

for the periods ended March 31, 2017 and 2016

(In millions of pesos - MM$, except for number of shares)

			Reserves			Retained Earnings	Retained Earnings			Non
	Number of Shares	Capital	Reserves from Earnings	Other non- earnings reserves	Valuation Accounts	from previous years	Income for the period	Accrual for mandatory dividends	Total equity holders of the Bank	Controlling Equity Interest	Total Equity
	Millions	MM$	MM$	MM$	MM$		MM$	MM$	MM$	MM$	MM$
Equity as of January 01, 2016	115,040	344,569	398,843	(2,133)	(944)	—	104,336	(52,168)	792,503	59	792,562

Increase or decrease in capital and reserves	57,009	392,813	52,168	—	—	—	(52,168)	—	392,813	—	392,813
Dividends paid	—	—	—	—	—	—	(52,168)	52,168	—	—	—
Accrual for mandatory dividends	—	—	—	—	—	—	—	(3,069)	(3,069)	—	(3,069)
Comprehensive income for the period	—	—	—	—	1,024	—	6,138	—	7,162	2	7,164

Equity as of March 31, 2016	172,049	737,382	451,011	(2,133)	80	—	6,138	(3,069)	1,189,409	61	1,189,470

Equity as of January 01, 2017	512,407	1,862,826	451,011	843,097	15,552	—	2,059	(1,029)	3,173,516	230,780	3,404,296

Dividends paid	—	—	—	—	—	1,441	(2,059)	1,029	411	—	411
Accrual for mandatory dividends	—	—	—	—	—	—	—	(7,324)	(7,324)	—	(7,324)
Comprehensive income for the period	—	—	—	—	8,110	—	24,414	—	32,524	4,864	37,388

Equity as of March 31, 2017	512,407	1,862,826	451,011	843,097	23,662	1,441	24,414	(7,324)	3,199,127	235,644	3,434,771

The attached explanatory notes are an integral part of these Interim Condensed Consolidated Financial Statements.

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Itaú Corpbanca and Subsidiaries

Interim Consolidated Cash Flow Statements

(In millions of pesos - MM$)

		3-31-2017	3-31-2016
	Notes	MM$	MM$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the FY before income tax		8,685	7,099
Charges (credits) to income that do not represent cash flows:
Depreciation and amortizations	29	20,198	2,843
Provisions for credits, receivables and others		71,228	16,028
Provisions and write-offs for assets received in lieu of payment		9,688	101
Impairment	29	—	—
Impairments		895	(261)
Adjustment to market value of investments and derivatives		(28,119)	—
Net income for interest and adjustments	22	(177,542)	(53,349)
Net income for service fees	23	(42,101)	(15,067)
Net foreign exchange gains (losses)	25	(15,338)	4,759
Other (credits) and charges that do not represent cash flows		(2,341)	(4,410)

Subtotal		(154,747)	(42,257)

Receivables and Loans to customers and banks		(55,377)	13,419
Repurchase agreements and securities borrowings		(10,784)	(8,982)
Negotiable instruments		(563,276)	(38,051)
Financial assets available for sale		548,273	95,053
financial assets held to maturity		(27,012)	—
Other assets and liabilities		(24,524)	(86,436)
Savings accounts and time deposits		(1,100,982)	(114,332)
Current accounts and other demand deposits		(24,451)	(7,551)
Payables from repurchase agreements and securities borrowings		155,633	—
Dividends paid on investments in companies	11	189	226
Foreign loans		1,230,590	441,977
Repayment of foreign loans		(1,195,688)	(328,852)
Interest paid		(231,132)	(50,584)
Interest received		428,762	114,176
Net commissions		(281)	—
Tax payments (refunds)		(65,531)	25,250
Repayment of other obtained loans		(5,300)	(18,579)
Proceeds from sale of assets received in lieu of payment		—	114

Net (negative) cash flows used in operating activities		(1,095,638)	(5,409)

CASH FLOW FROM INVESTMENT ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	12-13	(13,718)	(3,306)
Investments in companies	11	(33)	(2)
Net (negative) cash flow used in operating activities		(13,751)	(3,308)

CASH FLOW FROM FINANCING ACTIVITIES:
Debts instruments issued		742,505	—
Redemption of debt issued		(2,494)	694
Capital increase	21	—	392,813
Paid dividends	21	(618)	(52,168)

Net positive cash flow arising from financing activities		739,393	341,339

Effect of changes in exchange rates		(30,621)	—

NET POSITIVE (NEGATIVE) CASH FLOW FOR THE FISCAL YEAR		(400,617)	332,622

Cash and Cash equivalents at beginning of period		2,116,744	625,608
Cash and cash equivalents at end of period	5	1,716,127	958,230

Net variation of cash and cash equivalents		(400,617)	332,622

The attached explanatory notes are an integral part of these Interim Condensed Consolidated Financial Statements

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	7

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Itaú Corpbanca and Subsidiaries

Explanatory notes to the Interim Consolidated Financial Statements as of March 31, 2017 and 2016, and December 31, 2016

As of March 31, 2017 and 2016, and December 31, 2016

Note 1 - General Information and Main Accounting Criteria Used

General Information – Background of Itaú Corpbanca and Subsidiaries

Itaú Corpbanca is a publicly traded company (sociedad anónima) incorporated under the laws of the Republic of Chile and supervised by the Superintendencia de Bancos e Instituciones Financieras (SBIF - by its Spanish acronym) (Chilean Superintendency of Banks and Financial Institutions), as a consequence of the merger of Banco Itaú Chile with and into CorpBanca consummated on April 01, 2016; CorpBanca being the legal successor and surviving company.1.

After the merger, the corporate structure was as follows: Itaú Unibanco (35.71%), CorpGroup and its subsidiaries (31.00%) and the minority shareholders (33.29%). Itaú Unibanco is the only controlling shareholders of the bank. In such context, and without prejudice to the foregoing, Itaú Unibanco and CorpGroup entered into a shareholders’ agreement that regulates corporate governance, dividends, transfer of shares, liquidity and other matters.

Headquartered in Chile, Itaú Corpbanca also participates in Colombia and Panama. Moreover, it has established a branch in New York and a representative office in Madrid.2 Its consolidated total assets amount to MM$ 28,977,855 (MMUS$ 43,756) and its shareholders’ equity amounts to MM$ 3,434,771 (MMUS $ 5,186). Focused on large and medium-sized companies and individuals, Itaú Corpbanca offers universal bank products. The merged bank has become Chile’s fourth largest private bank, giving rise to a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru and Central America.

The principal place of business of Itaú Corpbanca is located at Rosario Norte N° 660, Las Condes, Santiago de Chile and its website is www.itau.cl.

The Consolidated Interim Financial Statements of Itaú Corpbanca for the period ended March 31, 2017 were approved by the Board of Directors on April 25, 2017.

i)	History of Merged Banks

The Bank’s history has been extensive and with a challenging way ahead that has led it to become the oldest private operating bank in Chile.

Its beginnings date back to the 19th century, a time when financing options were scarce in the country and directly affected the development of activities such as agriculture, mining and manufacturing. Thus, in order to start developing such activities, certain reputable individuals of the city of Concepción, led by Aníbal Pinto Garmendia who served as mayor and later became the President of Chile, founded Banco de Concepción on October 16, 1871. This entity was born as a corporation that would do business as an issuing bank, and a bank for making deposits and discounts.

The Bank was organized by 93 shareholders, mostly traders, farmers, industrialists and professionals of such area, “the most respectable companies of the market”, as indicated in the Revista del Sur at that time for the main purpose of promoting and supporting the regional development.

Decree No. 152 of the Ministry of Finance, issued on September 6, 1871, approved the bylaws of Banco de Concepción, and a month later, on October 3, 1871, by Decree No. 180 of the Ministry of Finance, the Bank was declared legally established as a sociedad anónima bancaria (banking limited company), and began to do business as such on October 16, 1871.

[1]	The business combination was carried out as a “Reverse Acquisition” as established in IFRS 3, in which Banco Itaú Chile is the accounting acquirer and Corpbanca is the legal acquirer.
[2]	None of the markets in which Itaú Corpbanca and its subsidiaries are operating is facing an economy with a hyperinflationary currency

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	9

October 23, 1871 was a milestone in the history of the Bank; in that day the Bank granted its first loan and from that date it has continuously carried out, its transaction until today, having to surpass national crises of as much importance as the earthquakes that have hit the country or economic or political conjunctures that have prompted the Bank to be further enhanced. The 1878 annual report submitted during the economic crisis of that year as a consequence of the world crisis, the decline of copper, among other things, stated that the Bank maintained its solidity in the market, which allowed it to save difficult moments and remain prosperous.

In 1881, the Savings Section was created and in 1887, its by-laws were amended by adding a Mortgage Section to its transactions.

In 1971, CORFO acquired one third of the shares in the Bank. In the same year, Banco Francés e Italiano was acquired and became the owner of its branches, one of them located in Santiago. In the following year it reached the provinces of Ñuble and Biobío after the approval of the merger with Banco de Chillán, and in 1975 it extended its transactions to the city of Valdivia following the merger with Banco de Valdivia.

During that same year, 1975, CORFO tendered the shares in the Bank, and such certificates were acquired by a group of individuals in Biobío Region in support of the industry, commerce, agriculture and other activities of the area.

Banco de Conception was part of the regional life and its growth; nevertheless its operations were gradually extending to the rest of the country.

The Bank’s growth made it necessary to extend its transactions to the rest of the country. Thus, in 1980, the Bank moved its headquarters to Santiago and changed its corporate name to Banco Concepción, consolidating itself as a key player in the development of economic activities at the national level.

In 1986, the Bank was acquired by the Chilean Mining Association known as Sociedad Nacional de Minería (SONAMI - by its Spanish acronym), which dynamically participated in financing the activity of small and medium-sized mining companies.

At the end of 1995, the trade federation sold the majority equity interest of the Bank to the group of investors led by Mr. Álvaro Saieh Bendeck.

From then on, the Bank had a new air, implemented a new strategy of growth and modernization in order to place it as a leading bank in the Chilean financial system under the corporate name of Corpbanca.

In 1998, Corpbanca acquired Financiera Condell and, later, Corfinsa’s loan portfolio, which corresponded to the Consumer Credit Division of Banco Sudamericano (now Scotiabank). Today, both of them are part of Banco Condell, which is the Bank’s Consumer Division and whose operations, services and products are focused on the low-middle income segment of the population.

Borders were not a limit for the Bank to continue growing, and with a view to its internationalization in November 2004, the Bank completed the listing process that enabled it to trade its American Depositary Receipts (ADRs) on the New York Stock Exchange. Subsequently, the New York Branch was inaugurated five years later and the Bank became a support for clients who could expand their financial possibilities in the United States. Two years later, Corpbanca opened the Representation Office in Spain engaged in informing and promoting Bank with foreign companies and becoming as a link with bank clients in Chile and Colombia.

Corpbanca was mainly devoted to face the new challenges that imply a constant professional development and without frontiers. Thus, in 2012, it began a process of expanding its regional borders by the purchase of Banco Santander Colombia S.A. and its subsidiaries, which later became Banco Corpbanca Colombia S.A. As a consequence of such acquisition, it became the first Chilean bank to have a bank subsidiary outside the country.

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In 2013, it acquired Helm Bank S.A. and its subsidiaries and then, the following year, they were merged into one company but maintained separated their networks of branches: Corpbanca and Helm. In this way, it has arrived at a powerful market as the Colombian one with great growth projections.

The fact of becoming a large bank with a regional presence prompted the controlling shareholders to subscribe a merger agreement with Itaú Unibanco and Banco Itaú Chile in early 2014.

The Itaú financial group arrived in Chile in September 2006 after the acquisition of the operations of Bank Boston (US subsidiary) and Bank of America, merged in 2004, a bank that since February 28, 2007, took the name of Banco Itaú Chile, after the Chilean Superintendency of Banks and Financial Institutions had approved the purchase.

In June 2015, the shareholders of both Corpbanca and Banco Itaú Chile resolved to merge both banks, and such merger was then approved by the Chilean Superintendency of Banks and Financial Institutions in September of the same year. The merger with Banco Itaú Chile took place on April 1, 2016, the date on which the Bank was renamed Itaú Corpbanca.

This merger allowed Chile’s fourth largest private bank to account for approximately 11% of the local credit market, and this strategic alliance allows the consolidation of a relevant player in the national and regional markets, laying the foundations for future expansion to others countries of the region.

In this way, the histories of Banco Itaú Chile and Corpbanca were merged into a single one, with Corpbanca contributing a career that was crowned with challenges, learning and success, which since its beginning in 1871 in the city of Concepción has had as a clear goal to give its clients a service of excellence being faithful to what inspired its founders: to be a support to the development of the country. Moreover, Itaú with more than 90 years of history in Brazil contributed all its experience as the largest private bank in Latin America and one of the largest banks in the world measured in terms of market capitalization and a leading presence in the Brazilian market.

Both of them, rendering services to their clients, collaborators, shareholders and the community, formed Chile’s fourth largest private bank and one of the most solid financial institutions in Latin America.

The business model is the result of the combination of the local banks’ strengths and local knowledge, which will allow us to reach more clients, with international quality service and an extended range of financial products and solutions.

A summary of the main milestones in the Bank’s history appears in the following table:

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ii)	Itaú Corpbanca today

As of February 28, 2017, according to the Chilean Superintendency of Banks and Financial Institutions of Chile, Itaú Corpbanca was the 4th largest private bank in Chile in terms of loans, reaching a market share of 11.3%.

As of January 31, 2017, according to the Colombian Financial Superintendency, CorpBanca Colombia was the 6th largest bank in Colombia in terms of total placements and total deposits, as reported under local accounting and regulatory principles. As of the same date, the market share of loans reached 5.4%.

iii)	Itaú Corpbanca and Subsidiaries.

Itaú-Corpbanca should prepare Consolidated Interim Financial Statements that integrate its subsidiaries and branch abroad, and which also include investments in entities to support the rotation, among others.

An outline of the contemplated domestic and foreign markets follows.

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Main Accounting and Other Criteria

a)	Accounting period

The Consolidated Interim Financial Statements cover the three-month periods ended March 31, 2017 and 2016, and December 31, 2016, respectively.

b)	Basis for the preparation of the Interim Consolidated Financial Statements

These Consolidated Interim Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Chilean Superintendency of Banks and Financial Institutions (SBIF - by its acronym in Spanish), a supervisory body that according to Section No. 15 of the General Banking Law establishes that, in accordance with the legal provisions, the banks must use the accounting criteria set forth by the Superintendency and, in all those mattes not dealt with by it or inconsistent with the instructions thereof, they must adhere to the international accounting and financial reporting standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter will prevail.

The notes to the Consolidated Interim Financial Statements contain information additional to the one reflected in the Consolidated Interim Balance Sheets, Consolidated Interim Profit and Loss Statements for the period, Consolidated Interim Consolidated Statements of Comprehensive Income for the period, Interim Statements of Changes in Shareholders’ Equity and in the Consolidated Interim Consolidated Statements of Cash Flows. They provide clear, relevant, reliable and comparable narrative descriptions or disaggregation of such statements.

In accordance with the provisions set forth in Chapter C-2, “Interim Financial Statements”, of the Compendium of Accounting Standards issued by the SBIF, the notes contained in these Financial Statements have been prepared in accordance with the International Accounting Standard (IAS) 34 “Interim Financial Information”, issued by the International Accounting Standards Board (IASB).

IAS 34 provides that all interim financial information is prepared primarily for the purpose of updating the content of the latest annual Consolidated Financial Statements, with emphasis on new activities, events and circumstances occurring during the three-month period following the closing and not duplicating information previously published in the latest Consolidated Financial Statements.

Accordingly, these Financial Statements do not include all the information required by the complete Consolidated Financial Statements prepared in accordance with the international accounting and financial reporting standards agreed by the IASB, so for a proper understanding of the information included herein, they should be read in conjunction with the annual Consolidated Financial Statements, corresponding to the immediately preceding annual period.3.

c)	Consolidation Criteria

These Consolidated Interim Financial Statements involve the preparation of the separate (individual) Financial Statements of the Bank and the several companies (controlled entities and Subsidiaries) participating in the consolidation as of March 31, 2017 and 2016 and December 31, 2016, and include the adjustments and reclassifications necessary to homogenize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards set forth by the Compendium of Accounting Standards issued by the SBIF.

[3]	Information available at .www.itau.cl

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Intercompany balances and any unrealized income or expense arising from group intercompany transactions were eliminated during the preparation of the Consolidated Interim Financial Statements.

The same accounting policies, presentation and calculation methods applied in these Consolidated Interim Financial Statements were used in the preparation of the Group’s financial statements for the year ended December 31, 2016, except for the adoption of any changes to the standards (Letter l) below.

For consolidation purposes, the Financial Statements of the companies in New York have been converted into Chilean pesos at the exchange rate of $662.26 per US$ 1 as of March 31, 2017 ($ 667.08 as of March 31, 2016 and $669.81 at 31 December 2016), the same has happened to Colombian Subsidiaries by using an exchange rate of COP$ 1 per COP$ 1 as of March 31, 2017 ($0.2200 at March 31, 2016 and $0.2231 as of December 31, 2016), in accordance with International Accounting Standard No. 21, related to the valuation of investments abroad in countries with economic stability.

Assets, liabilities, income and results of operations of Subsidiaries net of consolidation adjustments represent 27%, 30%, 41% and a (115%), respectively, of total consolidated assets, liabilities, revenues and results of operations as of March 31, 2017 (26%, 29%, 38% and 40% in December 2016 and 0%, 0%, 9% and 68% in March 2016, respectively).

d)	Controlled Entities

Itaú Corpbanca will, regardless of the nature of its involvement in an entity (the investee), determine if it is a parent or controlling company by evaluating its control over the investee.

The Bank controls an investee when it is exposed or entitled to variable returns deriving from its involvement in the investee and has the ability to use its power over the investee to affect the amount of its returns

Therefore, Itaú Corpbanca will control an investee if, and only if, it has all of the following elements:

a)	Power over the investee, i.e., existing rights empowering it to direct the relevant activities, i.e., those that significantly affect the returns of the investee;

b)	Exposure, or right, to variable returns arising from their involvement in the investee;

c)	Ability to use its power over the investee to affect the amount of the investor’s returns;

When the Bank has less than the majority of the voting rights in an investee, but such voting rights are sufficient to empower it to unilaterally direct the investee’s relevant activities, then it may be concluded that the Bank has control over the investee. The Bank considers all relevant factors and circumstances at the time of assessing whether the voting rights are sufficient to obtain control, including:

•	The amount of voting rights held by the Bank in relation to the number and dispersion of those held by other vote holders.

•	Potential voting rights held by the investor, other vote holders or other parties.

•	Rights arising from other contractual agreements.

•	Any additional facts and circumstances indicating that the investor has, or does not have, the current ability to direct the relevant activities at the time such decisions are to be made, including voting patterns at previous meetings of shareholders.

The Bank reassesses whether or not it has control over an investee when the facts or circumstances indicate that there are changes in one or more of the control elements listed above.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	14

The Financial Statements of the subsidiaries are consolidated with those of the Bank using the global integration method (line-by-line). Accordingly, all balances and transactions among the consolidated companies are eliminated through the consolidation process. Therefore, the Consolidated Interim Financial Statements will refer to the assets, liabilities, equity, income, expenses, and cash flows of the controlling or parent company and its Subsidiaries submitted as if it were a single economic entity. A parent company will prepare Consolidated Interim Financial Statements using uniform accounting policies for transactions and other similar events that occurred in similar circumstances.

In addition, it will reflect the non-controlling equity interests in the Consolidated Interim Balance Sheet in the shareholders’ equity account under the item “Non-Controlling Interest”, separately from the equity attributable to Bank owners. Changes in the ownership interest of a parent company in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with the owners in their capacity as such).

An entity shall attribute the profit (loss) for the period and each component of other comprehensive income to the equity holders of the parent company and the non-controlling interests.

The entity will also attribute the total comprehensive income to the equity holders of the parent company and non-controlling interests even if the results of the non-controlling interests give rise to a debit balance.

The entities over which Itaú Corpbanca is empowered to exercise control are listed in detail below and, therefore, they are consolidated:

			Ownership %
			03/31/2017			12/31/2016			03/31/2016
		Functional	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Country	Currency	%	%	%	%	%	%	%	%	%
Itaú Chile Corredora de Seguros Ltda. (4)	Chile		$99.900	—	99.900	99.900	—	99.900	99.900	—	99.900
Itaú Chile Administradora General de Fondos S.A. (4)	Chile		$99.990	—	99.990	99.990	—	99.990	99.990	—	99.990
Itaú BBA Corredor de Bolsa Ltda. (4) (10)	Chile		$—	—	—	99.980	—	99.980	99.980	—	99.980
Itaú Corpbanca Corredores de Bolsa S.A. (ex-CorpBanca Corredores de Bolsa S.A.) (4) (10)	Chile		$99.990	0.010	100	99.990	0.010	99.990	—	—	—
CorpBanca Administradora General de Fondos S.A. (4)	Chile		$99.996	0.004	100	99.996	0.004	100	—	—	—
CorpBanca Corredores de Seguros S.A. (4)	Chile		$99.990	0.010	99.990	99.990	0.010	99.990	—	—	—
Itaú Asesorías Financieras S.A. (5) (9)	Chile		$99.990	0.010	99.990	99.990	0.010	99.990	—	—	—
CorpLegal S.A. (5)	Chile		$99.990	0.010	99.990	99.990	0.010	99.990	—	—	—
Recaudaciones y Cobranzas S.A. (5)	Chile		$99.990	0.010	99.990	99.990	0.010	99.990	—	—	—
Itaú Corpbanca New York Branch (5)	USA	US$	100	—	100	100	—	100	—	—	—
Corpbanca Securities Inc (5)	USA	US$	100	—	100	100	—	100	—	—	—
Banco CorpBanca Colombia S.A. (6)	Colombia	COP$	66.279	—	66.279	66.279	—	66.279	—	—	—
Helm Corredor de Seguros S.A (6)	Colombia	COP$	80	—	80	80	—	80	—	—	—
CorpBanca Investment Trust Colombia S.A. (6)	Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133	—	—	—
Helm Comisionista de Bolsa S.A. (Ex CIVAL) (6)	Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026	—	—	—
Helm Fiduciaria S.A (6)	Colombia	COP$	—	66.266	66.266	—	66.266	66.266	—	—	—
Helm Bank (Panama) S.A. (7)	Panama	US$	—	66.279	66.279	—	66.279	66.279	—	—	—
Helm Casa de Valores (Panama) S.A. (8)	Panama	US$	—	66.279	66.279	—	66.279	66.279	—	—	—

Associates and/or Entities supporting the Bank’s business and affairs

Associates are those entities on which the Bank may exert significant influence; but not control or common control. Usually, this capacity is reflected in an equity interest equal to or greater than 20% of the entity’s voting rights and is accounted for using the equity method. Under the equity method, investments are initially recorded at cost and subsequently increased or decreased to reflect either the Bank’s proportionate share in the net income or loss of the company and other movements recognized in the company’s shareholders’ equity. The lower value that arises from the acquisition of a company is included in the book value of the investment net of any accumulated impairment loss.

[4]	Companies supervised by the Chilean Superintendency of Securities and Insurance (SVS- by its Spanish acronym).
[5]	Companies supervised by the Superintendency of Banks and Financial Institutions (SBIF - by its Spanish acronym).
[6]	Companies supervised by the Colombian Financial Superintendency, which has entered into a supervision agreement with the SBIF.
[7]	Company supervised by the Panamanian Superintendency of Banks.
[8]	Company supervised by the Panamanian Superintendency of the Securities Market.
[9]	On April 21, 2016, the corporate name of Corpbanca Asesorías Financieras S.A. was changed by that Itaú Asesorías Financieras S.A.
[10]	On January 1, 2017, the merger of the companies Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda was consummated by the absorption of the latter into the former, the new corporate name was changed to Itaú Corpbanca Corredores de Bolsa S.A.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	15

Other factors considered to determine the significant influence on an entity are the number of representatives in the board of directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with voting rights.

Investments in other companies

The shares or rights in other companies are those in which the Bank has neither control nor significant influence. Such investments are recorded at cost, with impairment adjustments where applicable.

Joint Arrangements

Joint arrangements are contractual agreements whereby two or more parties engage in an economic activity subject to joint control. There is joint control when decisions on relevant activities require the unanimous consent of the parties.

According to IFRS 11 “Joint Arrangements”, an entity will determine the type of joint arrangement in which it is involved, being able to classify the arrangements as

•	A joint operation, or

•	A joint venture.

A joint operation is a joint arrangement whereby the parties who are jointly controlling the agreement are entitled to the assets and obligations under the liabilities, related to such arrangements. These parties are called joint operators.

A joint venture is a joint arrangement whereby the parties who are jointly controlling the agreement are entitled to the net assets thereof. Such parties are called venturers.

As of March 31, 2017 and 2016 and December 31, 2016, the Bank concluded that it does not participate in any joint arrangements.

Fund Management, Trust Business and Other Related.

The Bank and its subsidiaries manage assets held in mutual investment funds and other investment vehicles on behalf of investors and receive a market-rate compensation for services rendered. The managed resources belong to third parties, and therefore are not included in the Interim Statement of Financial Position

In accordance with IFRS 10, “Consolidated Financial Statements”, for consolidation purposes, the role of the Bank and its subsidiaries must be evaluated to determine whether it is acting as Agent 11 or Principal. This evaluation must take into account the following aspects:

•	The extent of its decision-making power over the investee.

•	Rights held by other parties.

•	The remuneration to which the agent is entitled under the remuneration agreements.

•	Decision makers’ exposure to the variability of returns from other equity interests held in the investee.

[11]	In accordance with IFRS 10, an agent is a party primarily engaged in acting on behalf of and to the benefit of another party or parties (the principal or principals) and therefore, it does not control the investee when it exercises its decision making power.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	16

The Bank does not control or consolidate any trust business and others related to this type of business. Itaú-Corpbanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as Agent. The assets managed by Itaú Chile Administradora General de Fondos S.A., CorpBanca General Manager of Funds S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control those operations when they exercise their decision-making power. Therefore, as of March 31, 2017 and 2016 and as of December 31, 2016, they act as an agent and, therefore, none of such investments vehicles are consolidated.

e)	Non-Controlling Equity Interests

They represent the results and net assets of the results not directly or indirectly attributed to the equity holders of the Bank. Non-controlling interests are disclosed as separate line item in the Consolidated Profit and Loss Statement and the Comprehensive Income Statement, and under equity in the Interim Consolidated Statement of Financial Position, the equity attributable to the Bank’s equity holders.

f)	Use of Estimates and Judgments

The preparation of the Consolidated Financial Statements requires Management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the period. Actual results may differ from these estimates.

The relevant estimates and assumptions are regularly reviewed by Management to quantify certain assets, liabilities, revenues and expenses. Revised accounting estimates are recognized in the period in which the estimate is reviewed and in any other affected future period.

In certain cases, the SBIF Rules and generally accepted accounting principles require that the assets or liabilities be recorded or presented at their fair value. Fair value is the amount at which an asset may be exchanged, or a liability settled between a buyer and an interested and duly informed seller, who carry out a free transaction. When market prices in active markets are available they have been used as a valuation basis. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with the regulations issued by the SBIF. Therefore, these regulations require that, in order to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in expected portfolio, credit quality and financial conditions that may adversely affect the borrowers’ payment capacity. Changes in provisions for loan loss are reflected as “Provisions for loan losses in the Consolidated Profit and Loss Statement.

Loans are charged off when Management determines that a loan or a portion thereof is uncollectible as established in the statutory provisions issued by the Superintendency, through chapter B-2, “Impaired and Charged-Off Credits”. Charge-offs are recorded as a reduction in the provisions for loan losses.

In particular, any information on the most significant areas of estimation of uncertainties and critical judgments in the application of accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements are described as concepts or used in the notes. They refer to:

•	Useful life of material and intangible assets (Notes 12, 13 and 29)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	17

•	Valuation of goodwill (Notes 2, 12 and 29)

•	Provisions for loan losses (Note 8, 9 and 26)

•	Reasonable value of financial assets and liabilities (Note 31)

•	Contingencies and commitments (Note 20)

•	Impairment losses for certain assets (notes, 8, 9, 26 and 29)

•	Current and deferred taxes (note 14)

•	Consolidation perimeter and control evaluation (note 1(d))

During the three-month period ended March 31, 2017, there have been no significant changes in the estimates made at the end of the 2016 period, other than those indicated in these Consolidated Interim Financial Statements.

g)	Business Combination and Goodwill

Business combinations are accounted for using the acquisition method. The acquisition cost is calculated as the amount of the consideration transferred measured at fair value as of acquisition-date and the amount of any non-controlling equity interests in the acquiree. For each business combination, the acquirer measures the non-controlling interests in the acquiree either at fair value or by the pro rata share on the acquired identifiable net assets. Incurred acquisition costs are charged to income and included in administrative expenses.

When Itaú Corpbanca, its affiliates and subsidiaries (group) acquire a certain business, it assesses the acquired identifiable assets and liabilities assumed for their proper classification and designation, in accordance with the contractual conditions, economic circumstances and other conditions existing as of the acquisition date. This includes the separation of embedded derivatives from host contracts of the acquiree.

If the business combination is carried out in stages (a transaction which does not exist in the case of Itaú Corpbanca and subsidiaries), the acquirer’ stake previously held in the acquiree’s equity, measured at its fair value as of the date of the respective acquisition, is re-measured at its fair value as of the date of acquisition at which control is taken and the resulting profit or loss is recognized.

Any contingent consideration that must be transferred by the acquirer is recognized at its fair value as of the acquisition date.

Changes subsequent to the fair value of a contingent consideration other than adjustments of the measurement exercise shall be considered as follows:

(a)	Contingent consideration classified as equity shall not be re-measured and their subsequent settlement shall be recorded in equity.

(b)	Other contingent considerations which:

(i) Are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement “shall be measured at fair value on the reporting date and any changes in the fair value shall be recognized in profit or loss in accordance with IAS 39.

(ii) Are beyond the scope of IAS 39, shall be measured at fair value on the reporting date and any changes in their fair value shall be recognized in profit or loss.

Goodwill is initially measured at cost, as the excess of the consideration amount transferred and the amount recognized by the non-controlling interest, in respect of the identifiable assets acquired and the assumed net liabilities. If this consideration is less than the acquiree’s fair value of the net assets, the difference is recognized in profit or loss as of the acquisition date.

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After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. At the end of the impairment tests, the goodwill acquired in a business combination is allocated, from the date of acquisition, to each of the Group’s Cash Generating Units (CGUs) which are expected to benefit from the combination, regardless of whether other acquiree’s assets or liabilities are allocated to those units.

When goodwill is part of a (CGU) and part of the transaction within such unit is sold, the goodwill associated with the sale transaction is included in the carrying amount of the transaction at the time of determining the profit or loss of the relevant sale transaction. The goodwill that is derecognized in this case is measured on the basis of the relative values of the sale transaction and the retained portion of the CGU.

On April 1, 2016, the merger between Banco Corpbanca and Banco Itaú Chile was completed. The transaction was accounted for as a reverse acquisition in accordance with IFRS 3 “Business Combinations”. Banco Corpbanca was identified as the accounting acquiree (legal acquirer) and Banco Itaú Chile was identified as the accounting acquirer (legal acquiree). According to this standard, the Financial Statements are issued under the name of the legal acquirer and therefore the equity structure presented in the Consolidated Financial Statements should reflect this fact. The comparative information as of March 31, 2016 presented in these Consolidated Financial Statements corresponds to those of the legal acquiree, Banco Itaú Chile and subsidiaries. (See Note 2 Financial Statements, as of December 31, 2016).

h)	Non-Current assets held for sale

Non-current assets (or disposal group consisting of assets and liabilities) that are expected to be primarily recovered through sales instead of through their continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are re-measured in accordance with the Bank’s accounting policies. From this time onwards, assets (or disposal groups) are measured at the lesser of the carrying amount and the fair value less costs of sales.

Impairment losses after the initial classification of assets held for sale and with profits and losses after revaluation are recognized in profit or loss. Earnings are not recognized if they exceed any cumulative losses.

As of December 31, 2016, the Bank includes as other assets and liabilities “non-current assets classified as held for sale” and “liabilities directly associated with non-current assets classified as held for sale”, the amounts of the Investment in SMU CORP SA, due to the fact that it has assessed compliance with the requirements established in IFRS 5 to be included as a non-current asset available for sale. This company is a subsidiary that was acquired exclusively for resale. Its assets and liabilities were valued at MM$18,317 and MM$17,426, respectively.

On January 30, 2017, the Bank transferred all its shares in SMU Corp. S.A., equivalent to 51%. The above implies that such company is no longer a subsidiary of the Bank.

As of March 31, 2017, the Bank does not hold non-current assets for sale.

i)	Relative importance

In determining the information to be disclosed on the different items of the financial statements or other matters, in accordance with IAS 34 “Interim Financial Information”, the relative importance in relation to the financial statements of the period has been taken into account.

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j)	Seasonal or cyclical nature of interim period transactions:

The activities carried out by the Bank and its subsidiaries do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these explanatory notes to the Consolidated Interim Financial Statements for the period ended March 31, 2017 are not included.

k)	Uniformity

The accounting policies used in the preparation of these Financial Statements are consistent in significant terms with those used in the annual Financial Statements audited as of December 31, 2016, except for the adoption of any amendments to the standards (l) as stated below.

l)	New accounting pronouncements

•	SBIF Circulars

From January 1, 2017 and the date of issuance of these Consolidated Interim Financial Statements, the new accounting pronouncements and/or related to these matters that have been issued by the Chilean Superintendency of Banks and Financial Institutions (SBIF) are detailed below:

Circular No. 3,617, January 31, 2017 Updated Standards Digest. Chapter 9-2. Transactions with Mortgage Bonds. Amendment to Instructions.

In order to facilitate the formation of the mortgage loan portfolio supporting the issue of these bonds, the period from which such mutuos (loans for consumption) are eligible for registration in the special registry is adjusted.

The Bank’s Management analyzed these amendments in detail and concluded that they have not had a significant impact on the Consolidated Interim Financial Statements for the period.

Circular No. 3.621, March 15, 2017 Compendium of Accounting Standards. Chapters B-1 and C-3.

It has been deemed appropriate, in order to allow banks to recognize, for the purposes of computing provisions, the guarantees granted by the Fondo de Garantía de Infraestructura Escolar (Chilean Guarantee Fund for School Infrastructure) dealt with in provisional section 11 of Law No. 20.845, to supplement the Instructions on the subject, contained in Chapter B-1 of the Compendium of Accounting Standards, also adding the relevant code “1302.1.50 Credits for school infrastructure Law No. 20.845.” In addition, the SBIF issues circular letter 01/2017 regarding the Information System Manual, in order to add a code to identify this type of credits and amends the instructions in file C11 to match the references to such fund.

The Bank’s Management analyzed these amendments in detail and concluded that they have not had a significant impact on the Consolidated Interim Financial Statements for the period.

•	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

•	The following new Standards and Interpretations have been adopted in these Consolidated Financial Statements:

•	Amendments and improvements

Amendments to IAS 7, “Statement of Cash Flows” – Published in February 2016. This amendment to IAS 7 introduces an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Amendments are effective for annual periods beginning on or after 1 January 2017.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	20

The Bank’s management evaluated the potential impact of adopting this amendment in its Consolidated Financial Statements and concluded that, to the extent necessary, it will be disclosed by reconciling the initial and final balances in the Interim Statement of Financial Position for liabilities derived from financing activities in the statement of cash flows. Currently, the Bank has liabilities for which the cash flows deriving therefrom are classified as financing activities in the statement of cash flows, and mainly consist of debt instruments issued and equity movements. With regard to debt instruments (bonds) issued, the movements for placements and redemptions, which correspond to the main items in the movement table pointed out in the amendment, are described in detail in the statement of cash flows, while equity items are described detailed in the statement of changes in shareholders’ equity and a note to the financial statements.

Amendment to IAS 12 “Income tax” - Published in February 2016.

This amendment explains how to account for deferred tax assets related to debt instruments measured at fair value

Amendments are effective for annual periods beginning on or after 1 January 2017.

The Bank’s management evaluated the potential impact of adopting this amendment in its Consolidated Interim Financial Statements and concluded that there was no impact since deferred taxes arising from unrealized losses are determined on the basis of their allocation as taxable items.

Amendment to IFRS 12 “Information to Disclose on Equity Holdings in Other Entities” - Published in December 2016. The amendment clarifies the scope of this standard. These amendments are to be applied retroactively to annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the impact of these changes in detail and concluded that any disclosures under IFRS 12 that are applicable to IFRS 5 have no impact on its Consolidated Interim Financial Statements.

•	The following new Standards and Interpretations have been issued but have not become in full force and effect as of March 31, 2017:

•	Standards and Interpretations

IFRS 9 “Financial instruments” - The IASB has published the full version of IFRS 9 which substitutes the guidelines for the application of IAS 39. This final version includes requirements related to the classification and measurement of financial assets and liabilities and a form of expected loan loss that replaces the current form of incurred impairment loss. The hedge accounting part of this final version of IFRS 9 had already been published in November 2013. Its early adoption is permitted.

IFRS 9 is effective for annual periods beginning on or after 1 January 2018.

The Bank’s Management analyzed these amendments / new pronouncements in detail and concluded that, in accordance with what was established by the Chilean Superintendency of Banks and Financial Institutions in paragraph 12 of Chapter A-2, Limitations or Accuracy to the Use of General Criteria, of the Compendium of Accounting Standards, indicates that it will not apply this standard in advance, nor will it be applied as long as the aforementioned Superintendency does not order it to become a mandatory standard for all banks.

Notwithstanding the foregoing, Itaú Corpbanca is in the process of implementing IFRS 9, the possible impacts derived from its adoption are being evaluated and will conclude on the effective date thereof. It should be worth stating that the adoption of the notion of expected loss in relation to the notion of incurred loss should cause an increase in the allowance for doubtful accounts as a result of the anticipation of the recognition of losses. In the implementation process, the finance, risks, technology and administration areas are involved.

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IFRS 15, Revenues from Contracts with Clients” - Published on May 2014. This standard establishes the guidance that an entity must apply for the presentation of useful information to the users of the financial statements regarding the nature, amount, timing and uncertainty of the revenues and cash flows derived from agreements executed with clients. Therefore, the basic principle is that an entity will recognize the revenues that represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to be entitled to exchange for those goods or services. Its application supersedes IAS 11 “Construction Contracts”; IAS 18 “Ordinary Revenue”; IFRIC 13 “Customer loyalty programs”; IFRIC 15 “Contracts for the construction of real estate”; IFRIC 18 “Transfers of Assets from Customers”; and SIC-31 “ Revenue - Barter Transactions Involving Advertising Services. Its early application is permitted.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

The Bank’s Management is evaluating the potential impact of adopting these amendments/new pronouncements jointly with the parent company (Itaú Unibanco Holding S.A.); which has made available material to define and identify the Bank’s initial status on this matter.

IFRS 16 “Leases” - Published in January 2016. It establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces current IAS 17 and introduces a single lease accounting model and requires a tenant or lessee to recognize the assets and liabilities of all leases executed for more than 12 months, unless the underlying asset is of a low value. The purpose is to ensure that lessees and lessors provide relevant information in a way that faithfully represents the transactions. IFRS 16 is effective for annual periods beginning on or after 1 January 2019, its early application is permitted for entities applying IFRS 15 or before the date of the initial application of IFRS 16.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019

The Bank’s Management is evaluating the potential impact of adopting these amendments/new pronouncements jointly with the parent company (Itaú Unibanco Holding S.A.); which has made available material to define and identify the Bank’s initial status on this matter.

IFRIC 22 “Foreign currency transactions and advance consideration” – Published in December 2016. This IFRIC addresses foreign currency transactions (or a part thereof) when an entity acknowledges a non-financial asset or non-financial liability which arises from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income (or the applicable part thereof). The interpretation provides guidance for making a payment or issuing a single receipt, as well as for those cases where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

Its application is mandatory for fiscal years beginning on or after January 1, 2018.

The Bank’s Management analyzed these amendments/new pronouncements in detail and concluded that, in accordance with what was established by the Chilean Superintendency of Banks and Financial Institutions in Chapter D-3, Register of Foreign Currency Transactions, Compendium of Accounting Standards, it indicates the registration procedure to be applied by the industry for this type of transactions.

•	Amendments and improvements

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures” – Published in September 2014. This amendment addresses a conflict between the requirements of IFRS 10 and IAS 28 and clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture. The main consequence of these amendments is that they recognize a full profit or loss when the transaction involves a business (whether in a subsidiary or not) and a partial profit or loss when the transaction involves non-business assets, even if such assets are in a subsidiary.

The entry into force of these amendments was postponed indefinitely on 17 December 2015.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	22

The Bank’s Management in evaluating the impact of adopting these amendments/new pronouncements concluded that they do not apply to the Bank, given that the Bank does not carry out this type of transactions with its associates and that, there are no joint ventures to date.

IFRS 15, Revenues from Contracts with Clients” - Published on April 2016. This amendment introduces certain clarifications to the guidelines for the identification of performance obligations, accounting for intellectual property licenses and the principal versus agent assessment (gross versus net revenue presentation). Moreover, it includes new and modified illustrative examples as a guide, as well as practical examples related to the transition to the new income standard.

These amendments shall apply to annual periods beginning on or after January 1, 2018.

The Bank’s Management is evaluating the potential impact of adopting these amendments/new pronouncements jointly with the parent company (Itaú Unibanco Holding S.A.); which has made available material to define and identify the Bank’s initial status on this matter.

Amendments to IFRS 2, “Share-based payments.” Published in June 2016. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting of modifications changing such payments to be settled out of equity instruments. Moreover, it introduces an exception to IFRS 2 principles which will require the treatment of awards as if they were a settlement as an equity instrument, when the employer is obliged to withhold the tax levied on share-based payments.

These amendments shall apply to annual periods beginning on or after January 1, 2018.

The Bank’s management evaluated the potential impact of these amendments/new pronouncements on the Bank’s Financial Statements and concluded that there are no relevant impacts.

2014-2016 Annual Improvements. The document includes the following standards:

•	Amendment to IFRS 1,’ First-time adoption of IFRS’, Published in December 2016. It is related to the suspension of short term exemptions for first-time adopters with respect to IFRS 7, IAS 19, and IFRS 10. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank will not be a first-time IFRS adoption during the fiscal year the amendment becomes effective.

•	Amendment to IAS 28 “Investments in Associates and Joint Ventures” - Published in December 2016, in relation to the measurement of the associate or joint venture at fair value. The Bank’s Management analyzed these changes in detail and concluded that they do not apply, since neither the Bank nor its subsidiaries have joint ventures.

Amendments are effective for annual periods beginning on or after 1 January 2018.

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Note 2 - Accounting Changes

During the period ended March 31, 2017, no significant accounting changes have occurred that affect the presentation of these Consolidated Interim Financial Statements.

Note 3 - Relevant Facts

As of March 31, 2017, the following significant events have been recorded that have influenced the transactions of the Bank and its subsidiaries or the Consolidated Interim Financial Statements:

ITAÚ CORPBANCA

a.	Distribution of dividends.

On March 10, it was resolved to propose to the shareholders at the Bank’s General Shareholders Meeting to be held on March 27, 2017, the distribution of 30% of the profits for the 2016 fiscal year, corresponding to the sum of MM$ 618 as a dividend to the shareholders, among the total number of 512,406,760,091 shares issued by the Bank and that, consequently, the dividend to be distributed amounted to $ 0.001205475 per share.

At the General Meeting of Shareholders of Itaú Corpbanca, held on March 27, 2017, the following resolutions were adopted, among others:

1.- It was resolved to distribute 30% of the profits for 2016 fiscal year, amounting to MM$ 618 as dividends to the shareholders, which determines a dividend of $0.001205475 for each share entitled thereto.

2.- It was resolved to appoint the following permanent directors: Mr. Pedro Samhan Escándar, Mr. Eduardo Mazzilli de Vassimon and Mr. Andres Bucher Cepeda, who will hold office until the date of the next general meeting of shareholders of the Company at which the total members of the Board of Directors must be renewed. Mr. Pedro Samhan Escándar was appointed as an independent director, in accordance with section 50 bis of the Ley de Sociedades Anónimas (Chilean Business Companies Law).

b.	Director’s Resignations

On February 23, 2017, the Board of Directors of Itaú Corpbanca was notified of and resolved to accept the resignation of the director Mr. Nicolás Abovic Wiegand. Consequently, the Board of Directors of Itaú Corpbanca resolved to appoint Mr. Andres Bucher Cepeda as his substitute, who will hold office until the next Annual General Shareholders’ Meeting, at which he shall be finally appointed to act as such.

c.	Amendments to the Transaction Agreement

On January 20, 2017, Itaú Unibanco Holding S.A. (“Itaú Unibanco”), Itaú Corpbanca, Corp Group Interhold S.P.A. (“Interhold”) and Inversiones Gasa Limitada (“GASA” and, together with Interhold, “CorpGroup”), resolved to amend and restate the Transaction Agreement executed on January 29, 2014 and amended on June 2, 2015 (the “Transaction Agreement”), under which the strategic partnership of the Chilean and Colombian transactions of Corpbanca and Banco Itaú Chile was agreed and structured by a merger between Corpbanca and Banco Itaú Chile, approved by their respective Extraordinary Meetings of Shareholders.

Such amendments referred to:

1.	The acquisition of Itaú Colombia, the obligation of the parties to cause Banco Corpbanca Colombia to acquire the assets and liabilities of Itaú Colombia in accordance with the terms and conditions agreed by Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (the “Colombian Acquisition”). This Colombian Acquisition will be carried out as soon as practicable once it has been approved by the Colombian Financial Superintendency (the “CFS”).

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	24

2.	The acquisition of Shares of Banco Corpbanca Colombia, the purchase by Itaú Corpbanca of all the shares of Corpbanca Colombia owned by CorpGroup is agreed to be postponed until January 28, 2022.

3.	Banco Corpbanca Colombia (i) is registered as a public company in the National Registry of Securities and Issuers of the SFC and, (ii) its shares are listed on the Colombian Stock Market (“CSM”). Immediately thereafter, CorpGroup will be permitted to sell all its shares, or a portion thereof, in Banco Corpbanca Colombia on the CSM, subject to the right of first refusal granted to Itaú Corpbanca. The shares sold by CorpGroup on the CSM will be deducted from the shares that Itaú Corpbanca must acquire from CorpGroup on January 28, 2022.

d.	Transfer of Title to SMU Corp S.A.

On January 30, 2017, the Bank transferred all its shares in SMU Corp. S.A., equivalent to 51% thereof. The above implies that this company is no longer a subsidiary of the Bank. Such shares have been acquired by Inversiones Monserrat S.A.

e.	Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a complaint in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration with the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contracts.

These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. Executed on July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) executed on January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, which resulted in the creation of Itaú Corpbanca, and the potential acquisition by Itaú Corpbanca of certain shares in Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017.

In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, was reported by Itaú Corpbanca as a relevant event on December 20, 2016, was postponed until January 28, 2022.

On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures.

Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed by Helm LLC in the Arbitration proceedings have no grounds and Itaú Corpbanca has filed a counterclaim against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

ITAÚ CORPBANCA CORREDORES DE BOLSA S.A.

Merger of Subsidiaires

On January 1, 2017, the merger of the companies Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda was consummated by the absorption of the latter into the former, The new resulting company is the legal successor of Corpbanca Corredores de Bolsa S.A., which does business under the new corporate name Itaú Corpbanca Corredores de Bolsa S.A.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	25

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

Merger Postponement

An Extraordinary Meeting of the Board of Directors was held on January 25, 2017, at which it was agreed to cancel the merger agreement (with Itaú Chile Administradora General de Fondos S.A.) and amend the bylaws adopted on June 30, 2016 at the Extraordinary Meeting of shareholders. Likewise, it was resolved to carry out a new merger as soon as possible to merge the businesses of both administrators, and to request the corresponding authorizations for such purpose.

ITAÚ CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

Merger Postponement

An Extraordinary Meeting of the Shareholders was held on January 25, 2017, at which it was agreed to cancel the merger agreement (with Corpbanca Administradora General de Fondos S.A.) and amend the bylaws adopted on June 30, 2016. Likewise, the shareholders resolved to carry out a new merger as soon as possible to merge the businesses of both administrators, and to request the corresponding authorizations for such purpose.

BANCO CORPBANCA COLOMBIA

a.	Distribution of Profits

The shareholders resolved at the Shareholders’ Meeting held on March 2017 to reflect in the financial statements for 2017 the losses for FY 2016 amounting to MM$150,926 as losses from prior fiscal years.

b.	Amendment to Bylaws

At the Ordinary Meeting of Shareholders held on March 28, 2017, the shareholders resolved to change the Bank’s corporate name into Itaú CorpBanca Colombia S.A., being able to use the acronyms Itaú or Banco CorpBanca or Corpbanca.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	26

Note 4 - Business Segments

The segment reporting is determined by the Bank on the basis of its operating segments (Chile12 and Colombia), which are mainly differentiated by the risks and returns that affect them13.

The reportable segments and the criteria used to inform the Bank’s highest authority in the decision-making process of the transaction are in accordance with IFRS 8 “Operating Segments.”

a.	Segments

According to the foregoing, the descriptions of each operating segment are as follows:

i)	Chile

The Bank’s business activities in Chile are mainly carried out on the domestic market, which has strategically aligned its transactions into the following four business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Commercial Banking (a) Corporate, Real Estate and Construction and (b) Large-Sized Companies; 2) Retail Banking (a) Traditional Banking and Preferential Banking, and b) Banco Condell Consumer Banking Division; 3) Treasury and International; and 4) Other Financial Services:

The Bank manages these business areas using a reporting system for internal profitability. The operating results for each segment are regularly reviewed by the entity’s highest decision-making authority as one single Cash Generating Unit, which is the basis for deciding on the resources to be allocated to the segment and evaluating performance thereof.

The Bank does not record transactions with a single customer that yield income equal to or greater than 10% of the total income for the periods ended March 31, 2017 and 2016.

The description of each commercial area in Chile is detailed below:

Commercial Banking

•	The Corporate Banking consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$100 million, including international business and the representative office in Spain. The Real Estate and Construction Banking does business with companies in such industries that operate in both Santiago and other areas of Chile.

•	The Large-sized Companies include a wide range of financial products and services for companies with annual sales from US$3 million and US$100 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•	The Traditional Banking (composed of individuals) and Preferential Banking (composed of Small and Medium-sized companies with sales under US$3 million) serve medium- to high-income customers, offering current accounts, consumer loans, credit cards and mortgage loans, among other products.

•	The Banco Condell Consumer Banking Division offers consumer loans to individuals with income up to ThCh$600 (this group arose from the combination of Banco Itaú and CorpBanca).

[12]	It includes the New York branch.
[13]	The segments presented here correspond to the segments used by the merged Bank.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	27

Treasury and International

•	It mainly includes treasury activities such as financial management, financing and liquidity as well as international business activities.

Other Financial Services

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

The integration process derived from the business combination between Banco Itaú Chile and Banco Corpbanca is still ongoing. Therefore, as of March 31, 2017, no financial information was available to measure performance through commercial areas.

ii)	Colombia

Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single CGU, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its subsidiaries.

They correspond to transactions and business carried out by these entities in that country, the main activities carried out and services rendered related directly to the needs of their customers and the Bank’s strategy, mainly grouped as follows: Commercial Banking and Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different Subsidiaries in order to provide comprehensive service to their current and potential customers.

b.	Geographical Information

The segments reported by Itaú Corpbanca reflect income from ordinary activities from external customers:

•	attributed to the entity’s country of domicile, and

•	attributed, in the aggregate, to all foreign countries from which the entity obtains income from ordinary activities.

When the income from ordinary activities from external customers attributed to a particular foreign country is significant, it will be disclosed separately. Pursuant to the foregoing, the Group operates in two main geographic areas Chile and Colombia14. The information on interest from income and adjustments as of March 31, 2017 and 2016, of such geographic areas is shown below:

	Net income from interest and adjustments
	3-31-2017			3-31-2016
	Chile	Colombia	Total	Chile	Colombia	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Income from interest and adjustment	271,613	146,895	418,508	121,778	—	121,778
Expenses for interest and adjustment	(147,648)	(93,318)	(240,966)	(68,429)	—	(68,429)

Net interest income	123,965	53,577	177,542	53,349	—	53,349

[14]	This segment includes the transactions carried out by Helm Bank (Panama) S.A and Helm Casa de Valores (Panama).

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	28

c.	Information on assets, liabilities and income

The segment information on assets and liabilities and results for the period, in accordance with the main items described in the Compendium of SBIF Accounting Standards.

c.1 Assets and Liabilities:

		3-31-2017			12-31-2016
	Note	Chile	Colombia	Total	Chile	Colombia	Total
		MM$	MM$	MM$	MM$	MM$	MM$
ASSETS
Cash and deposits in banks	5	1,080,069	374,082	1,454,151	816,190	670,947	1,487,137
Cash in the process of collection	5	291,264	5,516	296,780	142,553	3,216	145,769
Trading securities	6	78,681	785,624	864,305	64,707	567,850	632,557
Repurchase agreements and securities borrowing	7	100,739	43,542	144,281	33,820	136,422	170,242
Derivatives financial instruments		1,058,286	115,076	1,173,362	1,010,134	92,635	1,102,769
Amounts due from banks - Loans and receivables	8-9	15,667,788	4,978,088	20,645,876	15,772,932	4,804,850	20,577,782
Invesment instruments available for sale	10	923,381	518,845	1,442,226	1,613,621	440,489	2,054,110
Investment instruments held to maturity	10	99,717	153,717	253,434	94,269	132,164	226,433
Investments in companies	11	13,191	7,044	20,235	13,330	6,637	19,967
Intangible Assets (*)	12	1,449,518	213,157	1,662,675	1,446,593	211,021	1,657,614
Property, plant and equipment, net	13	84,098	39,373	123,471	81,798	39,245	121,043
Current taxes	14	189,362	31,026	220,388	138,023	24,387	162,410
Deferred taxes	14	242,581	74,014	316,595	233,931	53,120	287,051
Other assets	15	266,403	93,673	360,076	368,066	93,233	461,299

Total		21,545,078	7,432,777	28,977,855	21,829,967	7,276,216	29,106,183

		3-31-2017			12-31-2016
	Note	Chile	Colombia	Total	Chile	Colombia	Total
		MM$	MM$	MM$	MM$	MM$	MM$
LIABILITIES
Current accounts and demand deposits	16	2,389,116	2,038,935	4,428,051	2,331,735	2,121,456	4,453,191
Transactions in the course of payment	5	228,566	—	228,566	67,410	3	67,413
Repurchase agreements and securities lendings	7	78,511	451,001	529,512	5,470	368,409	373,879
Time deposits and saving accounts	16	7,718,830	2,730,422	10,449,252	8,889,741	2,691,969	11,581,710
Derivative financial instruments		918,467	74,797	993,264	854,431	52,903	907,334
Borrowings from financial institutions	17	1,433,377	601,667	2,035,044	1,640,136	539,734	2,179,870
Debt issued	18	5,599,737	596,670	6,196,407	4,874,653	585,600	5,460,253
Other financial obligations	18	18,796	1,467	20,263	23,298	2,265	25,563
Current taxes	14	—	—	—	—	—	—
Deferred taxes	14	116,592	109,567	226,159	117,341	94,276	211,617
Provisions		84,126	73,632	157,758	94,643	69,572	164,215
Other liabilities	19	222,927	55,881	278,808	212,396	6,446	276,842

Total		18,809,045	6,734,039	25,543,084	19,111,254	6,532,633	25,701,887

(*)	This includes the goodwill generated in business combinations between Banco Itaú Chile and CorpBanca totaling MM$1,196,107[15] as of March 31, 2017 (MM$1,188,447 as of December 31, 2016).

[15]	In order to verify the value impairment, the goodwill acquired in a business combination will be distributed, from the acquisition date, between each of the acquiring entity’s cash generating units or groups of cash generating units, to be expected to be benefited from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entity are allocated to those units or groups of units, in the case of the Bank: Chile and Colombia, mainly allocated in terms of CGUs as follows: Chile MM$940,785 and Colombia MM$255,322, see Note 31.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	29

c.2 Profits and Losses:

		3-31-2017			3-31-2016
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MM$	MM$	MM$	MM$	MM$	MM$
Net income from interest and adjustments	22	123,965	53,577	177,542	53,349	—	53,349
Net service fee income	23	30,764	11,337	42,101	15,067	—	15,067
Profit (Loss) from financial transactions, net	24	(4,722)	17,579	12,857	7,461	—	7,461
Foreign exchange gains (losses), net	25	14,540	798	15,338	(4,759)	—	(4,759)
Other operating income		3,242	2,156	5,398	1,645	—	1,645
Provisions for loan losses	26	(35,635)	(29,045)	(64,680)	(14,644)	—	(14,644)

OPERATING INCOME, NET		132,154	56,402	188,556	58,119	—	58,119

Depreciations and amortizations	29	(12,436)	(7,762)	(20,198)	(2,843)	—	(2,843)
Operating expenses		(97,666)	(62,196)	(159,862)	(48,177)	—	(48,177)

OPERATING INCOME		22,052	(13,556)	8,496	7,099	—	7,099

Income from investment in companies		—	189	189	—	—	—
Income tax	14	6,831	6,557	13,388	(959)	—	(959)

Income from continuing operations		28,883	(6,810)	22,073	6,140	—	6,140
Income (loss) from discontinued operations		—	—	—	—	—	—

CONSOLIDATED INCOME FOR THE PERIOD		28,883	(6,810)	22,073	6,140	—	6,140

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	30

Note 5 - Cash and Cash Equivalent

a.	Detail of cash and cash equivalents

The breakdown by type of currency of cash and cash equivalents is as follows

	As of March 31	As of December 31	As of March 31
	2017	2016	2016
	MM$	MM$	MM$
Cash and deposits in banks
Cash	265,018	274,570	40,932
Deposits with Chilean Central Bank	329,895	207,483	625,456
Deposits with national banks	1,929	2,116	1,838
Foreign deposits	857,309	1,002,968	174,550

Subtotal Cash and deposits in banks	1,454,151	1,487,137	842,776

Cash in the process of collection, net	68,214	78,356	15,529
Highly liquid financial instruments (1)	49,481	381,009	99,925
Repurchase agreements (2)	144,281	170,242	—

Total cash and cash equivalents	1,716,127	2,116,744	958,230

(1)	Corresponds to those financial instruments in the trading portfolio and available-for-sale portfolio the maturities of which do not exceed three months from their acquisition dates.
(2)	Corresponds to reverse repurchase agreements, the maturity of which does not exceed three months from the acquisition date, and recorded under the item “Reverse purchase agreements and securities loans” in the statement of financial position.

The level of funds in cash and in the Central Bank of Chile and the Bank of the Republic of Colombia (included in “Deposits abroad”) responds to reserve requirement regulations that the Bank must maintain as average in monthly periods.

The detail of (1) and (2) is as follows:

			As of March 31	As of December 31	As of March 31
			2017	2016	2016
	Nota		MM$	MM$	MM$
Highly liquid financial instruments
Trading instruments	6		49,481	29,472	99,925
Investment instruments available for sale	10		—	351,537	—

Total			49,481	381,009	99,925

Repurchase Agreements (2)	7	a)	144,281	170,242	—

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	31

b.	Transactions pending settlement

Transactions pending settlement correspond to transactions which after being settled will increase or decrease the funds in the Central Bank of Chile or in foreign banks, usually within 12 or 24 business hours after the close of each period, which is detailed as follows:

	As of March 31	As of December 31	As of March 31
	2017	2016	2016
	MM$	MM$	MM$
Assets
Outstanding notes from other banks (swap)	52,263	60,546	21,234
Funds receivable	244,517	85,223	57,906

Subtotal assets	296,780	145,769	79,140

Liabilities
Funds payable	228,566	67,413	63,611

Subtotal liabilities	228,566	67,413	63,611

Cash in the process of collection, net	68,214	78,356	15,529

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	32

Note 6 - Negotiable Instruments

The detail of the instruments described as financial instruments for negotiation is as follows:

	03/31/2017	12/31/2016
	MM$	MM$
Chilean Central Bank and Government securities:
Chilean Central Bank bonds	35,163	8,349
Chilean Central Bank notes	4,439	—
Other Chilean Central Bank and Government securities	1,903	17,855
Other national institutions securities:
Bonds	3,662	786
Promissory Notes	4	—
Other securities	5	12,608
Foreign financial institutions securities:
Bonds	738,043	547,499
Promissory Notes	—	—
Other securities	37,292	11,727
Investments in Mutual Funds:
Funds managed by related companies	35,794	33,733
Funds managed by third parties	8,000	—

Total	864,305	632,557	(*)

(*)	As of March 31, 2017, the total number of negotiable instruments includes MM$49,481 (MM$29,472 as of December 31, 2016), the maturity of which does not exceed three months from the acquisition date (See Note 5).

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	33

Note 7 - Transactions with Repurchase Agreement and Securities Lending

a.	The Bank purchases financial instruments to be resold on a future date. As of March 31, 2017 and December 31, 2016, the instruments acquired under repurchase agreements are as follows:

	Balances as of March 31, 2017
	Less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MM$	MM$	MM$	MM$
Government and Chilean Central Bank securities::
Chilean Central Bank securities	7,185	—	—	7,185
Treasury Bonds and Notes	72,501	—	—	72,501
Other fiscal securities	—	—	—	—
Other securities issued locally				—
Other local bank securities	7,684	—	—	7,684
Bonds and commercial papers of companies	—	—	—	—
Other securities issued locally	13,369	—	—	13,369
Securities issued abroad:				—
Government and Central Bank securities	42,117	—	—	42,117
Other securities issued abroad	1,425	—	—	1,425
Mutual investment funds:				—
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	144,281	—	—	144,281

	As of December 31, 2016
	Less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MM$	MM$	MM$	MM$
Chilean Central Bank and Government securities:
Chilean Central Bank securities	—	—	—	—
Treasury bonds or promissory notes	14,416	—	—	14,416
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local banks securities	8,620	—	—	8,620
Bonos y efectos de comercio de empresas	—	—	—	—
Otros instrumentos emitidos en el país	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	143,866	—	—	143,866
Other securities issued abroad	3,340	—	—	3,340
Mutual investment funds:
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	170,242	—	—	170,242

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	34

b.	As of March 31, 2017 and December 31, 2016, the instruments sold under reverse repurchase agreements are as follows:

	Balances as of March 31, 2017
	Less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MM$	MM$	MM$	MM$
Government and Chilean Central Bank securities::
Chilean Central Bank securities	10,576	—	—	10,576
Treasury Bonds and Notes	19,827	—	—	19,827
Other fiscal securities	—	—	—	—
Other securities issued locally				—
Other local bank securities	36,409	—	—	36,409
Bonds and commercial papers of companies	11,699	—	—	11,699
Otros instrumentos emitidos en el país	—	—	—	—
Securities issued abroad:				—
Government and Central Bank securities	451,001	—	—	451,001
Other securities issued abroad	—	—	—	—
Mutual investment funds:				—
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	529,512	—	—	529,512

	As of December 31, 2016
	Less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MM$	MM$	MM$	MM$
Chilean Central Bank and Government securities:
Chilean Central Bank securities	3,367	—	—	3,367
Treasury bonds or promissory notes	2,103	—	—	2,103
Other fiscal securities	—	—	—	—
Otros instrumentos emitidos en el país:
Other local banks securities	—	—	—	—
Bonos y efectos de comercio de empresas	—	—	—	—
Otros instrumentos emitidos en el país	—	—	—	—
Securities issued abroad:
Government and Central Bank securities	368,409	—	—	368,409
Other securities issued abroad	—	—	—	—
Mutual investment funds:
Funds managed by related companies	—	—	—	—
Funds managed by third parties	—	—	—	—

Total	373,879	—	—	373,879

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	35

Note 8 - Amounts due from Banks

As of the closing date of the financial statements ended march 31, 2017 and December 31, 2016, the balances reflected under the heading “Amounts due from Banks”, are as follows:

	3-31-2017	12-31-2016
	MM$	MM$
Chilean Banks
Loans to Chilean Banks	—	—
Provisions and impairment for loan losses (local banks)	—	—

Subtotal	—	—

Foreign Banks
Interbank cash loans	80,863	59,393
Loans to Foreign Banks	19,849	27,618
Non-transferable deposits with foreign banks	66,385	63,769
Provisions and impairment for loan losses (foreign banks)	(189)	(212)

Subtotal	166,908	150,568

Banco Central de Chile
Non-available deposits with the Central Bank of Chile	—	—
Subtotal	—	—

Total	166,908	150,568

The detail of the movements of provisions and impairment for loans with banks in the country and abroad during the periods January to March 2017 and throughout 2016 are summarized as follows:

	Chilean Banks	Foreign Banks	Total
	MM$	MM$	MM$
Balance as of January 1, 2017	—	(212)	(212)
Write-offs	—	—	—
Established provisions	—	(77)	(77)
Itaú-Corpbanca Integration	—	—	—
Released Provisions	—	101	101
Impairments	—	—	—
Exchange differences	—	(1)	(1)

Balances as of March 31, 2017	—	(189)	(189)

	Chilean	Foreign
	Banks	Banks	Total
	MM$	MM$	MM$
Balance as of January 1, 2016	(17)	(53)	(70)
Write-offs	—	—	—
Established provisions	(29)	(278)	(307)
Itaú-Corpbanca Integration	—	(120)	(120)
Released Provisions	46	240	286
Impairments	—	—	—
Exchange differences	—	(1)	(1)

Balances as of December 31, 2016	—	(212)	(212)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	36

Note 9 - Loans and Receivables from Customers

a)	Loans and receivables from customers

As of March 31, 2017 and December 31, 2016, the loan portfolio is broken down as follows:

As of March 31, 2017	Gross Assets			Provisions
	Normal Portfolio	Impaired Portfolio	Total	Individual provisions	Provisions Collective	Total	Net carrying amount
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Commercial loans:
Commercial loans	11,390,351	562,005	11,952,356	346,581	35,648	382,229	11,570,127
Foreign Trade Loans	638,490	70,991	709,481	26,082	319	26,401	683,080
Debit balances in current accounts	140,334	9,441	149,775	2,792	3,290	6,082	143,693
Factoring transactions	67,939	695	68,634	1,213	190	1,403	67,231
Students’ Loans	586,688	37,925	624,613	—	14,986	14,986	609,627
Leasing transactions (*)	962,901	104,000	1,066,901	9,187	1,069	10,256	1,056,645
Other loans and receivables	29,825	3,245	33,070	461	372	833	32,237

Subtotal	13,816,528	788,302	14,604,830	386,316	55,874	442,190	14,162,640

Mortgage Loans:
Loans secured by letters of credit	52,959	2,250	55,209	—	110	110	55,099
Endorsable mortgage-backed loans	143,162	4,735	147,897	—	1,131	1,131	146,766
Other mortgage-backed loans	3,299,852	122,699	3,422,551	—	27,493	27,493	3,395,058
Leasing transactions (*)	293,884	7,895	301,779	—	8,987	8,987	292,792
Other loans and receivables	27,408	1,135	28,543	—	281	281	28,262

Subtotal	3,817,265	138,714	3,955,979	—	38,002	38,002	3,917,977

Consumer loans:
Consumer loans in installments	1,753,600	74,176	1,827,776	—	83,769	83,769	1,744,007
Debit balances in checking accounts	181,691	9,424	191,115	—	28,061	28,061	163,054
Credit card debtors	405,909	12,179	418,088	—	22,527	22,527	395,561
Leasing transactions (*)	16,215	379	16,594	—	3	3	16,591
Other loans and receivables	76,284	2,863	79,147	—	9	9	79,138

Subtotal	2,433,699	99,021	2,532,720	—	134,369	134,369	2,398,351

Total	20,067,492	1,026,037	21,093,529	386,316	228,245	614,561	20,478,968

(*)	(commercial, housing and consumption) leasing transactions are presented net of MM$1,366,028 for March 31, 2017 and MM$1,337,041 as of December 31, 2016.

Non-Impaired Portfolio:

Includes the individual debtors in Regular Compliance Portfolio (A1 to A6) as Sub-Standard Portfolio (B1 to B2). For the group case, it includes the regular compliance Portfolio.

Impaired Portfolio:

Includes individual debtors in Default Portfolio (C1 to C6) as well as Sub-Standard Portfolio (B3 to B4). For the group case, it includes the Default Portfolio.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	37

As of December 31, 2016	Gross Assets			Provisions
	Normal Portfolio	Impaired Portfolio	Total	Individual provisions	Provisions Collective	Total	Net carrying amount
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Commercial loans:
Commercial loans	11,312,885	643,479	11,956,364	312,057	32,993	345,050	11,611,314
Foreign Trade Loans	682,188	71,956	754,144	34,439	303	34,742	719,402
Debit balances in current accounts	127,694	6,007	133,701	4,131	3,742	7,873	125,828
Factoring transactions	74,967	1,174	76,141	1,595	217	1,812	74,329
Students’ Loans	605,053	27,254	632,307	—	12,406	12,406	619,901
Leasing transactions (*)	979,305	94,201	1,073,506	28,069	3,734	31,803	1,041,703
Other loans and receivables	26,926	3,374	30,300	948	1,172	2,120	28,180

Subtotal	13,809,018	847,445	14,656,463	381,239	54,567	435,806	14,220,657

Mortgage Loans:
Loans secured by letters of credit	55,199	2,509	57,708	—	119	119	57,589
Endorsable mortgage-backed loans	147,562	4,758	152,320	—	1,153	1,153	151,167
Other mortgage-backed loans	3,243,747	117,203	3,360,950	—	24,455	24,455	3,336,495
Leasing transactions (*)	280,765	7,564	288,329	—	9,565	9,565	278,764
Other loans and receivables	28,097	1,113	29,210	—	290	290	28,920

Subtotal	3,755,370	133,147	3,888,517	—	35,582	35,582	3,852,935

Consumer loans:
Consumer loans in installments	1,715,059	70,945	1,786,004	—	92,217	92,217	1,693,787
Debit balances in checking accounts	174,617	8,215	182,832	—	9,847	9,847	172,985
Credit card debtors	403,394	11,509	414,903	—	18,743	18,743	396,160
Leasing transactions (*)	16,760	331	17,091	—	517	517	16,574
Other loans and receivables	77,179	2,955	80,134	—	6,018	6,018	74,116

Subtotal	2,387,009	93,955	2,480,964	—	127,342	127,342	2,353,622

Total	19,951,397	1,074,547	21,025,944	381,239	217,491	598,730	20,427,214

b)	Allowances

The movement of provisions for the periods ended March 31, 2017 and December 31, 2016 is summarized as follows:

	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	MM$	MM$	MM$
Balances as of January 1, 2017	381,239	217,491	598,730
Impaired portfolio write-offs
Commercial loans	(23,751)	(10,422)	(34,173)
Mortgage loans	—	(678)	(678)
Consumer loans	—	(30,292)	(30,292)

Total write-offs	(23,751)	(41,392)	(65,143)

Established provisions	98,574	69,187	167,761
Released provisions	(75,844)	(21,382)	(97,226)
Impairments	—	—	—
Exchange rate differences	6,098	4,341	10,439

Balances as of March 31, 2017	386,316	228,245	614,561

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	38

	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	MM$	MM$	MM$
Balances as of January 1, 2016	58.760	51.234	109.994
Impaired portfolio write-offs
Commercial loans	(52.226)	(23.012)	(75.238)
Mortgage loans	—	(3.953)	(3.953)
Consumer loans	—	(92.103)	(92.103)

Total write-offs	-52.226	-119.068	-171.294

Established provisions	378.503	278.730	657.233
Released provisions	(244.250)	(135.535)	(379.785)
Itaú-Corpbanca integration	297.850	145.097	442.947
Impairments	—	—	—
Provision use	(57.167)	(1.577)	(58.744)
Exchange rate differences	(231)	(1.390)	(1.621)

Balances as of December 31, 2016	381.239	217.491	598.730

c)	Portfolio Sale

As of March 31, 2017 and 2016, the Bank and its subsidiaries made purchases and sales of loan portfolios. The effect on the result of all these transactions does not exceed 5% of net income before taxes, in usual terms. This result is included in net income / loss on financial transactions in the Consolidated Interim Statement of Income for the period.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	39

Note 10 - Investment Instruments

a.	As of March 31, 2017 and December 31, 2016, the detail of the instruments that the Bank has designated as financial instruments held as available for sale and until their maturity is as follows:

	3-31-2017			12-31-2016
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MM$	MM$	MM$	MM$	MM$	MM$
Investments quoted on active markets:
Chilean Central Bank and Government Securities:
Chilean Central Bank securities	620,805	—	620,805	901,239	—	901,239
Chilean Treasury bonds or promissory notes	160,707	—	160,707	272,734	—	272,734
Other fiscal instruments	15,109	—	15,109	—	—	—
Other financial instruments			—			—
Promissory notes related to deposits with local banks	94,524	—	94,524	397,898	—	397,898
Chilean mortgage finance bonds	72	—	72	76	—	76
Chilean financial institution bonds	1,311	—	1,311	2,607	—	2,607
Other financial instruments	—	—	—	32,230	—	32,230
Financial instruments issued abroad			—			—
Foreign government and central banks securities	291,556	253,434	544,990	284,444	226,433	510,877
Other securities issued abroad	234,140	—	234,140	162,882	—	162,882
Impairment provision	—	—	—	—	—	—
Investments not quoted on active markets:			—			—
Bonds and commercial papers of companies	24,002	—	24,002	—	—	—
Other instruments	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—

Total	1,442,226	253,434	1,695,660	2,054,110	226,433	2,280,543

(*)	As of March 31, 2017, the total available-for-sale instruments include MM$0 (MM$351,537 as of December 31, 2016), the maturity of which does not exceed three months from the date of acquisition. (See Note 5)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	40

Note 11- Investments in Companies

a)	Investments In Companies

As of March 31, 2017 and December 31, 2016, the main investments in companies are as follows:

	3-31-2017			12-31-2016
	%			%
Company	Equity Interest	MM$		Equity Interest	MM$
Nexus S.A.	12.90000	1,057		12.900000	1,057
Transbank S.A.	8.72000	3,617		8.720000	3,617
Combanc S.A.	9.18000	344		9.180000	344
Redbanc S.A.	2.50000	110		2.500000	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.40000	132		9.400000	132
Imerc OTC S.A.	8.66000	1,012		8.660000	1,012
Deceval S.A.	10.76000	4,972		10.760000	4,906
A.C.H Colombia	4.21000	384		4.210000	378
Redeban Multicolor S.A	1.60000	241		1.600000	234
Cámara de Compensación Divisas de Col. S.A.	6.20560	88	(i)	3.720000	53
Cámara de Riesgo Central de Contraparte S.A.	2.43000	176		2.430000	171
Servibanca - Tecnibanca	4.53000	1,033		4.530000	1,003
Acción Bolsa de Comercio de Santiago	4.16660	4,031		4.166600	4,015
Acción Bolsa Electrónica de Chile	2.43900	103		2.439000	103
Bolsa de Valores de Colombia	0.00670	594		0.006700	492
Credibanco	6.37000	2,341		6.370000	2,271
Fogacol	—	—	(ii)	150,000 Units	69

Total		20,235			19,967

(i)	Variation corresponds to the repurchase of shares of the sale made in June 2016.
(ii)	Variation corresponds to the sale of the stake in Fogacol.

During the periods January to March 2017 and 2016, the Bank received dividends from its companies, according to the following:

	As of March 31,	As of March 31,
	2017	2016
	MM$	MM$
Dividends Received	189	—

Total	189	—

The changes in investments in companies as of March 31, 2017 and December 31, 2016 are as follows:

	As of March 31,	As of December 31,
	2017	2016
	MM$	MM$
Initial carrying value as of January 1	19,967	2,475
Investment acquisitions	33	2,692
Itaú-Corpbanca integration	—	15,044
Sales of investments	—	(108)
Exchange rate differences	219	244
Fair value with effects on equity	16	(380)

Total	20,235	19,967

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	41

Note 12- Intangibles

a)	The composition of the item as of March 31, 2017 and December 31, 2016 is as follows:

As of March 31, 2017

Items	Useful life years	Remaining depreciation years	Net Assets as of 01/01/2017	Gross Balance	Accumulated Depreciation	Net Assets
			MM$	MM$	MM$	MM$
Integrated banking system	15	2	1,214	9,825	(8,897)	928
Computer system or software	3	2	86,110	160,789	(70,980)	89,809
IT Projects and Licenses	8	6	21,300	42,447	(22,325)	20,122
arising from the business combination			1,548,173	1,593,383	(42,342)	1,551,041
-Goodwill			1,188,447	1,196,107	—	1,196,107
-Trademarks	10	10	47,209	51,462	(5,079)	46,383
-Customer’s relationships	12	12	89,827	98,398	(9,330)	89,068
-Core Deposit	9	9	222,690	247,416	(27,933)	219,483
Other projects	10	2	817	3,645	(2,870)	775

Total			1,657,614	1,810,089	(147,414)	1,662,675

As of December 31, 2016

Items	Useful life years	Remaining depreciation years	Net Assets as of 01/01/2016	Gross Balance	Accumulated Depreciation	Net Assets
			MM$	MM$	MM$	MM$
Integrated banking system	15	2	—	9,825	(8,611)	1,214
Computer system or software	3	2	49,960	152,560	(66,450)	86,110
IT Projects and Licenses	8	6	—	42,447	(21,147)	21,300
arising from the business combination			899	1,580,030	(31,857)	1,548,173
-Goodwill				1,188,447	—	1,188,447
-Trademarks	10	10	—	51,449	(4,240)	47,209
-Customer’s relationships	12	12	899	96,674	(6,847)	89,827
-Core Deposit	9	9	—	243,460	(20,770)	222,690
Other projects	10	2	950	3,645	(2,828)	817

Total			51,809	1,788,507	(130,893)	1,657,614

b)	The movement of the gross balance of intangible assets as of March 31, 2017 and December 31, 2016 is as follows:

	Integrated banking system	Computer software or system	IT projects and licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
January 1, 2017	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507
Acquisitions	—	6,805	—	—	—	—	6,805
Withdrawals	—	(175)	—	—	—	—	(175)
Exchange rate differences	—	1,599	—	5,693	7,660	—	14,952

Balances as of March 31, 2017	9,825	160,789	42,447	397,276	1,196,107	3,645	1,810,089

	Integrated banking system	Computer software or system	IT projects and licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
January 1, 2016	—	73,554	—	1,284	—	1,520	76,358
Acquisitions	511	80,509	738	—	—	—	81,758
Withdrawals	9,342	81,446	41,714	319,733	338,909	2,239	793,383
Exchange rate differences	—	—	—	389,558	1,187,448	—	1,577,006
Withdrawals	—	(83,205)	—	(319,733)	(338,909)	(532)	(742,379)
Exchange rate differences	(28)	312	(5)	741	999	—	2,019
Otros	—	(56)	—	—	—	418	362

Balances as of December 31, 2016	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	42

c)	The changes in investments in companies as of March 31, 2017 and December 31, 2016 are as follows:

	Integrated banking system	Computer software or system	IT projects and licenses	Arising from business combination	Goodwill	Other Projects	Total
	MM$	MM$	MM$	MM$	MM$	MM$
January 1, 2017	(8,611)	(66,450)	(21,147)	(31,857)	—	(2,828)	(130,893)
Amortization for the period	(286)	(3,762)	(1,178)	(10,417)	—	(42)	(15,685)
Exchange rate differences	—	(777)	—	(64)	—	—	(841)
Others	—	9	—	(4)	—	—	5

Balances as of March 31, 2017	(8,897)	(70,980)	(22,325)	(42,342)	—	(2,870)	(147,414)

	Integrated banking system	Computer software or system	IT projects and licenses	Arising from business combination	Goodwill	Other Projects	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
January 1, 2016	—	(23,594)	—	(385)	—	(570)	(24,549)
Amortization for the period	(855)	(13,727)	(3,693)	(31,431)	—	(152)	(49,858)
Itau-Corpbanca Integration	(7,755)	(29,184)	(17,452)	(49,762)	—	(1,688)	(105,841)
Withdraw als	—	—	—	49,762	—	—	49,762
Exchange rate differences	—	—	—	(41)	—	—	(41)
Others	(1)	55	(2)	—	—	(418)	(366)

Balances as of December 31, 2016	(8,611)	(66,450)	(21,147)	(31,857)	—	(2,828)	(130,893)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	43

Note 13 - Fixed Assets

a.	Fixed assets as of March 31, 2017 and December 31, 2016 are as follows:

As of March 31, 2017

Item	Useful life years	Remaining Depreciation years	Net Asset as of 01.01.2017	Gross Balance	Cumulative Depreciation	Net Assets
			MM$	MM$	MM$	MM$
Parcels of Land and Build	25	17	78,034	112,504	(31,889)	80,615
Equipment	5	2	25,997	64,009	(38,684)	25,325
Others	5	2	17,012	45,449	(27,918)	17,531
- Furniture			8,418	26,950	(18,777)	8,173
- Leasing assets			50	338	(293)	45
- Others			8,544	18,161	(8,848)	9,313

Total			121,043	221,962	(98,491)	123,471

As of Saturday, December 31, 2016

Item	Useful life years	Remaining Depreciation years	Net Asset as of 01.01.2016	Gross Balance	Cumulative Depreciation	Net Assets
			MM$	MM$	MM$	MM$
Parcels of Land and Build	25	17	16,778	107,989	(29,955)	78,034
Equipment	5	2	6,724	62,007	(36,010)	25,997
Others	8	4	10,468	42,726	(25,714)	17,012
- Furniture			1,011	26,513	(18,095)	8,418
- Leasing assets			—	338	(288)	50
- Others			9,457	15,875	(7,331)	8,544

Total			33,970	212,722	(91,679)	121,043

The useful life reflected in the following tables is the residual useful life of the Bank’s fixed assets. The total useful life was determined based on the expected use in consideration of the quality of the original construction, the environment where the goods are located, the quality and degree of maintenance that are carried out, and the valuation carried out by independent external specialists of the Bank.

b.	The movement of the gross balance of fixed assets as of March 31, 2017 and December 31, 2016 is, respectively, is as follows:

	Land and Buildings	Equipment	Others	Total
	MM$	MM$	MM$	MM$
January 1, 2017	107,989	62,007	42,726	212,722
Acquisitions	3,518	961	2,434	6,913
Sales and/or withdraw als for the period	(177)	(48)	(152)	(377)
Exchange rate differences	1,174	1,089	441	2,704

Balances as of March 31, 2017	112,504	64,009	45,449	221,962

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	44

	Land and Buildings	Equipment	Others	Total
	MM$	MM$	MM$	MM$
January 1, 2016	18,808	15,876	31,533	66,217
Integración Itaú-Corpbanca	75,797	42,354	21,629	139,780
Acquisitions	11,002	7,091	5,306	23,399
Sales and/or withdraw als for the period	(13,206)	(3,423)	(283)	(16,912)
Exchange rate differences	170	110	29	309
Others	15,418	(1)	(15,488)	(71)

Balances as of December 3, 2016	107,989	62,007	42,726	212,722

c.	The movements in the accumulated depreciation of fixed assets as of March 31, 2017 and December 31, 2016 are, respectively, as follows:

	Land and buildings	Equipment	Others	Total
	MM$	MM$	MM$	MM$
January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Period depreciation	(1,682)	(1,889)	(942)	(4,513)
Sales and/or withdraw als for the period	—	(2)	(149)	(151)
Exchange rate differences	(252)	(783)	(1,113)	(2,148)

Balances as of March 31, 2017	(31,889)	(38,684)	(27,918)	(98,491)

	Land and buildings	Equipment	Others	Total
	MM$	MM$	MM$	MM$
January 1, 2016	(2,030)	(9,152)	(21,065)	(32,247)
Itaú-Corpbanca integration	(13,855)	(24,500)	(11,210)	(49,565)
Period depreciation	(5,047)	(5,281)	(3,506)	(13,834)
Sales and/or withdraw als for the period	732	3,006	259	3,997
Exchange rate differences	(52)	(84)	(38)	(174)
Impaired	—	(351)	—	(351)
Others	(9,703)	352	9,846	495

Balances as of December 31, 2016	(29,955)	(36,010)	(25,714)	(91,679)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	45

Note 14 - Current Tax and Deferred Taxes

a)	Current Tax

The Bank at the end of each period has created the First Category Income Tax Provision, which was determined based on current tax legislation. The net provision for recoverable taxes on assets for MM$ 220,388 as of March 31, 2017 (MM$ 162,410 in December 2016) has been reflected, as detailed below:

a.1) Current tax

	As of March 31, 2017
	Chile	New York	Colombia
	MM$	MM$	MM$
Current tax assets	191,089	1,199	34,636
Current tax liabilities	(2,126)	—	(4,410)

Net total	188,963	1,199	30,226

Assets	226,924
Liabilities	(6,536)

Total	220,388

	As of December 31, 2016
	Chile	New York	Colombia
	MM$	MM$	MM$
current tax assets	155,369	770	34,352
Current tax liabilities	(17,672)	—	(10,409)

Net total	137,697	770	23,943

Assets	190,491
Liabilities	(28,081)

Total	162,410

a.2) Current tax by geographic area

	3-31-2017
	Chile	New York	Colombia	Total
	MM$	MM$	MM$	MM$
Income tax at 25.5%	2,126	—	4,410	6,536

Less:
Monthly payments for provisions	(186,413)	(1,199)	(8,454)	(196,066)
Tax credit for training costs	(603)	—	—	(603)
Tax credit for Donations	(907)	—	—	(907)
Other taxes to be recovered	(3,166)	—	(26,182)	(29,348)

Total	(188,963)	(1,199)	(30,226)	(220,388)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	46

	12-31-2016
	Chile	New York	Colombia	Total
	MM$	MM$	MM$	MM$
Income tax at 24%	17,672	—	10,409	28,081

Less:
Monthly payments for provisions	(153,330)	(770)	(32,232)	(186,332)
Crédito por Contribuciones	—	—	—	—
Tax credit for training costs	(603)	—	—	(603)
Tax credit for Donations	(538)	—	—	(538)
Other taxes to be recovered	(898)	—	(2,120)	(3,018)

Total	(137,697)	(770)	(23,943)	(162,410)

b)	Results by Taxes

The effect of the tax expense during the periods between January 1 and March 31, 2017 and 2016 is composed of the following items:

	As of March 31
	2017	2016
	MM$	MM$
Income tax expenses:
Current year income tax	(4,717)	(841)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for current year	18,105	(74)

Subtotal	13,388	(915)

Others	—	(44)

Credit (charge) to income tax results	13,388	(959)

c)	Effective Tax Reconciliation

The reconciliation between the income tax rate and the effective rate applied to the determination of the tax expense as of March 31, 2017 and 2016 is shown below.

The main tax effects, according to the consolidated nominal tax rates of the countries, are as follows:

	2017	2016
	Rate	Rate
Chile	25.5%	24.0%
Colombia	40.0%	40.0%
US	37.1%	34.0%

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	47

	As of March 31,
	2017		2016
	Tax rate	Amount	Tax rate	Amount
	%	MM$	%	MM$
Statutory rate calculation	25.5	2,215	24	1,704
Permanent and other differences (*)	(133)	(11,539)	(11)	(745)
Effect of exchange rate in Chile	2.51	218	—	—
Effect of exchange rate in Colombia	(19)	(1,689)	—	—
New York subsidiary rate effect (**)	(9)	(784)	—	—
Colombian subsidiary rate effect (**)	(21)	(1,809)	—	—

	(154)	(13,388)	14	959

(*)	This line contains the effects of the observed dollar variation which affects the valuation of the tax investment of the companies established in Colombia and the New York branch and the monetary correction of its own capital tax.
(**)	This line reflects differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d)	Effect of taxes on other comprehensive income

The effects of deferred taxes on other comprehensive income of the Bank are as follows:

d.1) Effect of tax on other comprehensive income that may be reclassified as a result in subsequent periods:

	3-31-2017	3-31-2016
	MM$	MM$
Financial investments available for sale	(4,615)	(202)
Accounting hedge variation effect inversión neta	5,931	—
Cash flow hedge variation effect	559	—

Total charge to other comprehensive income	1,875	(202)

d.2) Other comprehensive income that will not be reclassified in the following periods in the results:

	3-31-2017	3-31-2016
	MM$	MM$
Impuesto renta por obligaciones por beneficios definidos	1,123	—

Total charge to other comprehensive income	1,123	—

e)	Effect of Deferred Taxes

The deferred tax effects broken down by geographic area are as follows:

e.1) Deferred taxes

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	48

The deferred tax effects broken down by assets and liabilities are as follows:

	As of March 31,			As of December 31,
	2017			2016
	Asset	Liability	Net	Asset	Liability	Net
	MM$	MM$	MM$	MM$	MM$	MM$
Provision for loans	112,985	(7,782)	105,203	103,632	(5,779)	97,853
Accrued interes and past due portfolio adjustments	7,147	—	7,147	6,958	—	6,958
Unaccrued price difference	151	—	151	142	—	142
Personnel related provision	8,766	—	8,766	10,641	—	10,641
Miscellaneous provisions	18,142	—	18,142	32,046	—	32,046
Subsidiary tax loss	45,878	—	45,878	15,259	—	15,259
Tax value of amortizable net assets	19,714	—	19,714	19,197	—	19,197
Plant and equipment depreciation	—	(28,930)	(28,930)	—	(27,772)	(27,772)
Leasing Division and others	63,182	(35,012)	28,170	62,448	(37,454)	24,994
Market value of financial instruments	—	(52,956)	(52,956)	—	(40,543)	(40,543)
CorpBanca Colombia Intangible Assets	—	(1,964)	(1,964)	—	(1,878)	(1,878)
CorpColombia Intangible Assets	68	—	68	67	—	67
CorpBanca business combination	26,494	(93,778)	(67,284)	28,468	(92,847)	(64,379)
Others	14,068	(5,737)	8,331	8,193	(5,344)	2,849

Total deferred tax Asset (Liability)	316,595	(226,159)	90,436	287,051	(211,617)	75,434

e.2)	Deferred taxes as per territories

	03/31/2017
	Chile	New York	Colombia
	MM$	MM$	MM$
Deferred tax asset	213,232	29,417	73,946
Deferred tax liability	(118,027)	—	(108,132)

Total deferred taxes by geographic area, net	95,205	29,417	(34,186)

Assets	316,595
Liabilities	(226,159)

	As of December 31, 2016
	Chile	New York	Colombia
	MM$	MM$	MM$
Deferred tax asset	208,502	25,429	53,120
Deferred tax liability	(117,241)	—	(94,376)

Total deferred taxes by geographic area, net	91,261	25,429	(41,256)

Assets	287,051
Liabilities	(211,617)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	49

The effects of deferred tax assets and liabilities assigned as a result of temporary differences (by geographic area) are broken down as follows:

	3-31-2017
	Chile	New York	Colombia
	MM$	MM$	MM$
Provision for loans	72,425	11,560	21,218
Accrued interes and past due portfolio adjustments	7,147	—	—
Unaccrued price difference	151	—	—
Personnel related provision	1,461	335	6,970
Miscellaneous provisions	9,992	1,759	6,391
Perdida tributaria filial	1,148	14,839	29,891
Tax value of amortizable net assets	19,714	—	—
Plants and equipment depreciation	(26,004)	—	(2,926)
Leasing Division and others	23,769	—	4,401
Market value of financial instruments	(12,903)	—	(40,053)
CorpBanca Colombia Intangible Assets	(1,587)	—	(377)
CorpColombia Intangible Assets	—	—	68
CorpBanca business combination	(11,280)	—	(56,004)
Others	11,170	924	(3,765)

Total asset (liability) net	95,203	29,417	(34,186)

Assets	316,595
Liabilities	(226,159)

	12-31-2016
	Chile	New York	Colombia
	MM$	MM$	MM$
Provision for loans	73,019	8,846	15,988
Accrued interest and past due portfolio adjustment	6,958	—	—
Unaccrued price difference	142	—	—
Personnel-related provision	4,322	577	5,742
Miscellaneous provisions	8,203	1,399	5,122
Subsidiary tax loss	1,202	13,967	17,412
Net tax value of amortizable assets	18,557	—	—
Depreciation plants and equipments	(23,864)	—	(3,908)
Leasing Division and others	19,823	—	5,171
Financial instruments market value	(12,554)	—	(27,989)
CorpBanca Colombia Intangible Assets	(1,512)	—	(366)
CorpColombia intangible credit	—	—	67
CorpBanca business combination	(8,652)	—	(55,727)
Others	5,617	640	(2,768)

Total asset (liability) net	91,261	25,429	(41,256)

Assets	287,051
Liabilities	(211,617)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	50

Note 15 - Other Assets

a.	As of March 31, 2017 and December 31, 2016, the composition of the item is as follows:

	3-31-2017	12-31-2016
	MM$	MM$
Assets for Leasing (5)	16,115	29,017
Assets awarded and recovered (6)	26,768	15,611
Assets received in lieu of payment	47,515	27,413
Provisions for assets received in lieu of payment	(23,569)	(14,543)
Assets awarded at a judicial sale	2,822	2,741
Other Assets	317,193	416,671
Deposits in escrow	5,942	28,847
Account receivables (2)	82,662	84,748
Brokerage fees	28,604	33,170
Macro-hedging valuation adjustments	21,436	18,196
Rents in advance (1)	9,626	10,181
Prepaid expenses (3)	12,086	5,715
Projects under development (4)	7,939	7,939
Threshold effect guarantees (7)	102,351	167,148
SBIF Receivables (8)	21,765	21,765
SMU CORP assets at fair value (9)	—	18,318
SMU CORP consolidation derecognition (9)	—	(8)
Others	24,782	20,652

Total	360,076	461,299

(1)	Rents paid in advance to SMU S.A. for the places to install ATMs. (See Note 30 b) of these financial statements).
(2)	It groups rights and accounts that do not correspond to the Bank’s line of transactions, such as tax credits, escrow deposits and other outstanding balances.
(3)	It includes any payments made by different services that will be received (leases, insurance, and others) not accrued yet.
(4)	Computer projects and other ongoing projects.
(5)	Fixed assets available to be delivered under the form of financial leases.
(6)	Goods received in lieu of payment correspond to goods received as payment of past due debts of customers. The set of assets that remain acquired in this way must not exceed at any time 20% of the effective net worth of the Bank. These assets currently represent 1.45% (0.9% as of December 31, 2016) of the Bank’s cash assets. The assets awarded at a judicial sale, correspond to assets that have been acquired at a judicial sale to pay debts previously contracted with the Bank. The assets acquired at a judicial sale are not subject to the aforementioned margin. These properties are assets available for sale. For most of the assets, the sale is expected to be completed within one year from the date the asset is received or acquired. Should such good not be sold within one year, it must be subject to a fine. Provisions are also recorded resulting from the difference between the initial value of these assets in relation to their realizable value, when the former is greater.

(7)	Collateral for financial transactions
(8)	As of March 31, 2017, a security deposit of MM$21,765 was recognized pursuant to Resolution No. 16191 dated December 30, 2015, in which the Chilean Superintendency of Banks and Financial Institutions (SBIF) applies to CorpBanca a fine for alleged defaults on credit margins. This amount was deposited on January 8, 2016 in a special current account that the SBIF holds in the parent company of Banco del Estado de Chile, and that according to section 23 of the LGB pending judgment on the appeal filed in the Santiago Court of Appeals, will be deposited in this special account with such bank.
(9)	Corresponds to the fair value of SMUCorp’s assets and the write-off made in the consolidation of the financial statements

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	51

b.	The movement of the provision on assets received in lieu of payment or awarded during the periods ended March 31, 2017 and December 31, 2016 is as follows:

Accumulated Amortization and Depreciation	Provisions for assets received in lieu of payment
MM$
Balance as of January 1, 2017	(14,543)
Release of provisions	—
Creation of provisions	(9,463)
Translation difference	437

Balance as of March 31, 2017	(23,569)

Balance as of January 1, 2016	(108)
Release of provisions	226
Creation of provisions	(9,614)
Use of provision	(5,373)
Translation difference	326

Balance as of December 31, 2016	(14,543)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	52

Note 16 - Time Deposits and Demand Liabilities and Fund-Raisings

a.	As of December 31, 2017 and December 31, 2016, “deposits and other demand liabilities” consist of the following:

	As of March 31,	As of December 31,
	2017	2016
	MM$	MM$
Current accounts	2,556,107	2,591,618
Other deposits and demand accounts	1,471,677	1,536,294
Pagos a cuenta de créditos por liquidar	217,361	161,878
Other demand liabilities	182,906	163,401

Total	4,428,051	4,453,191

b.	As of December 31, 2017 and December 31, 2016, “time deposits and other loans” consist of the following:

	As of March 31,	As of December 31,
	2017	2016
	MM$	MM$
Time deposits	10,416,724	11,549,010
Other balances of term creditors	32,235	32,425
Otros saldos acreedores a plazo	293	275

Total	10,449,252	11,581,710

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	53

Note 17 - Liabilities to Banks

a.	As of the closing date of the financial statements on March 31, 2017 and December 31, 2016, the liabilities to Banks are broken down as follows:

	3-31-2017	12-31-2016
	MM$	MM$
Borrowings from Chilean Financial Institutions
Banco de Chile	42	—

Loans from foreign financial institutions
Standard Chartered Bank	65,307	139,702
Commerzbank AG	52,583	83,876
Wells Fargo Bank, N.A.	232,307	281,670
Corporacion Interamericana de Inversiones USA	—	2,981
Citibank N.A.	117,491	113,450
Findeter S.A - Financiera del Desarrollo Territorial	61,713	61,763
Sumitomo Mitsui Banking Corporation	140,245	144,536
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	42,810	51,327
Bank of America, N.A.	333,646	200,430
Bank of Montreal	44,571	79,088
Wachovia Bank N.A.	—	5
Corporacion Andina de Fomento	33,043	33,170
Bank of Nova Scotia	11,252	15,018
IFC Corp Financiera Internacional	132,452	133,962
Cobank CB	5,689	40,182
Scotiabank Canada	29,802	30,141
Banco Crédito del Peru	53,652	59,444
HSBC USA	26,490	26,792
Deg Deutsche Investitions	8,941	12,057
Ing Bank NV	14,742	10,019
Bank of China lt	4,967	5,024
KFW Ipex Bank	—	5,358
Barclays Bank PLC London	6,551	13,641
Mercantil CA Banco Universal	15,996	16,324
Bankinter SA	6,565	6,578
Banco de Bogota	—	31,690
Finagro	5,727	—
Taiw an Cooperative Bank	35,424	53,117
Banco Aliado S.A	5,299	—
Banco República	39,236	121,834
Banque Nationale Du Canada	23,179	23,443
Mizuho Corporate Bank	23,179	23,443
FONDOS SURA SAF S.A.C.	12,291	11,674
BNP Paribas	23,179	23,443
Banco de la Produccion SA	10,100	10,163
Banco Latinoamericano de export.	56,701	57,259
Apple Bank for Saving	13,245	13,396
Scotia Fondos Soc. Admin de Fondos S.A.	25,761	26,110
Credicorp capital SASAF	129,886	116,374
Uni Bank & Trust, Inc	9,934	10,049
Bancaribe curacao Bank n.v.	13,271	13,420
BBVA ASSET MGMT CONTL SA SOC ADM FONDOS PERU	34,867	34,262
Other banks	132,908	43,655

Total	2,035,044	2,179,870

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	54

b.	Liabilities to Banks by maturity date:

	3-31-2017	12-31-2016
	MM$	MM$
expires in 1 year	1,531,399	1,206,576
from 1 to 2 years	244,379	730,642
from 2 to 3 years	100,785	5,068
from 3 to 4 years	15,581	12,887
from 4 to 5 years	69,874	6,889
after 5 years	73,026	217,808

Total	2,035,044	2,179,870

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	55

Note 18 - Debt Instruments Issued and Other Financial Obligations

As of March 31, 2017 and December 31, 2016, this item is broken down as follows:

	3-31-2017	12-31-2016
	MM$	MM$
Debt instruments issued
Letters of Credit	76,606	86,210
Ordinary Bonds	5,040,683	4,290,747
Subordinated bonds	1,079,118	1,083,296

Subtotal	6,196,407	5,460,253

Other financial obligations
Public sector liabilities	—	—
borrowings from domestic financial institutions	18,796	23,298
Foreign borrowings	1,467	2,265

Subtotal	20,263	25,563

Total	6,216,670	5,485,816

Short-term debts are those that create demand obligations or that will expire in a term equal to or lower than one year. All other debts are classified as long term.

The detail is as follows:

	As of March 31, 2017
	Long Term	Short Term	Total
	MM$	MM$	MM$
Letters of credit	61,275	15,331	76,606
Ordinary Bonds	4,059,398	981,285	5,040,683
Subordinated Bonds	1,078,658	460	1,079,118

Debt instruments issued	5,199,331	997,076	6,196,407

Other financial obligations	18,796	1,467	20,263

	As of December 31, 2016
	Long Term	Short Term	Total
	MM$	MM$	MM$
Letters of credit	71,239	14,971	86,210
Ordinary Bonds	3,836,778	453,969	4,290,747
Subordinated Bonds	1,051,148	32,148	1,083,296

Debt instruments issued	4,959,165	501,088	5,460,253

Other financial obligations	23,298	2,265	25,563

The detail of each debt instrument is as follows, according to its balances as of March 31, 2017 and December 31, 2016:

a.	Credit Letters.

	03/31/2017	12/31/2016
	MM$	MM$
Maturing within 1 year	15,331	14,971
from 1-2 years	10,385	11,056
from 2-3 years	7,872	10,128
from 3-4 years	8,215	8,158
from 4-5 years	7,184	5,346
Maturing after 5 years	27,619	36,551

Total Credit Letters	76,606	86,210

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	56

b.	Current Bonds.

Serie/Nemo	Vencimiento	Tasa de Interes	Moneda	3-31-2017	12-31-2016
				MM$	MM$
A	7-1-2017	3.75%	UF	66,780	67,084
B	10-1-2017	3.50%	UF	67,338	66,466
E	6-1-2032	5.00%	UF	42,531	41,871
F	1-1-2032	4.00%	UF	27,341	26,961
G	3-1-2032	4.00%	UF	41,671	41,894
I	10-1-2030	4.00%	UF	27,387	27,533
J	1-1-2031	4.00%	UF	27,579	27,203
K	6-1-2021	3.50%	UF	26,309	26,406
L-2	10-1-2022	3.50%	UF	26,402	26,039
M-2	10-1-2018	3.50%	UF	26,694	26,332
N	5-1-2019	3.50%	UF	26,720	26,364
O	3-1-2021	3.50%	UF	26,483	26,118
P	3-1-2026	3.75%	UF	26,631	26,262
Q-1	3-1-2023	3.75%	UF	26,821	26,451
R-2	2-1-2028	3.75%	UF	26,756	26,387
S	9-1-2020	3.50%	UF	26,682	26,321
T	9-10-2022	3.50%	UF	26,677	26,320
U	9-1-2024	3.75%	UF	26,516	26,144
V	9-1-2027	3.75%	UF	26,318	25,945
W	9-1-2029	3.75%	UF	26,286	25,914
X	3-1-2024	3.80%	UF	53,850	53,118
Y	3-1-2028	3.80%	UF	53,681	52,943
Z	2-1-2033	3.80%	UF	27,107	26,739
AA	6-1-2018	6.70%	CLP	31,150	30,765
AB	10-1-2029	3.80%	UF	42,307	41,770
AC	10-1-2033	3.80%	UF	55,600	54,867
AF	6-1-2022	3.50%	UF	54,334	53,663
AG	6-1-2024	3.50%	UF	164,161	162,150
AH	6-1-2029	3.60%	UF	55,483	54,792
AI	4-1-2020	3.50%	UF	139,336	137,924
AJ	6-1-2025	3.60%	UF	55,503	58,620
AL-2	7-1-2025	3.50%	UF	54,250	54,483

Sub total Ex Itaú				1,432,684	1,421,849

BCORAF0710	7-1-2017	3.00%	CLF	166,018	166,897
BCORAG0710	9-10-2018	3.00%	CLF	80,722	81,084
BCORAI0710	7-1-2020	3.00%	CLF	194,521	195,199
BCOR-L0707	7-1-2017	3.40%	CLF	107,127	107,869
BCORAJ0710	8-3-2021	3.00%	CLF	74,826	75,080
BCOR-P0110	7-9-2020	7.30%	CLP	24,470	24,982
BCORBW0914	8-30-2020	5.00%	CLP	46,126	46,669
BCOR-R0110	7-9-2020	4.00%	CLF	139,136	140,226
BCORUSD0118	1-15-2018	3.13%	USD	485,739	495,871
BCORUSD0919	9-22-2019	3.88%	USD	505,976	517,724
BCORAL0710	8-3-2023	3.00%	CLF	110,424	110,845
BCORAN0710	7-1-2025	3.00%	CLF	178,843	179,460
BCORAO0710	7-1-2026	3.00%	CLF	318,707	234,079
BCORBX0914	8-30-2021	5.00%	CLP	42,806	43,336
BCORCA0914	9-1-2024	5.00%	CLP	98,700	99,917
BCORAP0710	7-1-2027	3.00%	CLF	375,042	—
BCORAQ0710	7-1-2028	3.00%	CLF	289,666	—

Sub total Ex CorpBanca				3,238,849	2,519,238

BBSA168B18	3-2-2018	8.99%	COP	19,631	48,144
BBSA26SA48	8-10-2020	8.74%	COP	28,030	46,181
BBSA316SA060	11-23-2020	8.03%	COP	49,638	40,364
BBCR1109B84	10-28-2017	10.33%	COP	24,075	26,606
BBCR3119B84	8-3-2018	10.57%	COP	16,305	21,005
BBCR1099B120	12-10-2019	11.30%	COP	22,170	18,826
BBSA69C120	8-10-2026	10.68%	COP	47,593	23,198
BBSA69C180	8-10-2031	10.95%	COP	41,598	43,316
BBSA3169C180	11-23-2031	10.80%	COP	23,873	49,479
BBSA168B18	9-2-2017	9.74%	COP	44,577	19,047
BBCR3117C84	8-3-2018	4.58%	COP	51,660	13,494

Sub total CorpBanca Colombia				369,150	349,660

Total				5,040,683	4,290,747

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	57

The maturities of the Current Bonds are as follows:

	03/31/2017	12/31/2016
	MM$	MM$
Maturing within 1 year	981,285	453,969
from 1-2 years	206,531	716,695
from 2-3 years	554,866	562,914
from 3-4 years	674,422	657,866
from 4-5 years	143,941	695,324
Maturing after 5 years	2,479,638	1,203,979

Total	5,040,683	4,290,747

c.	Subordinated Bonds.

Series/Nemo	Expiration Date	Interest Rate	Currency	3-31-2017	12-31-2016
				MM$	MM$
AE1	1/1/2034	3.80%	UF	53,414	53,669
C1	4/1/2033	3.50%	UF	6,663	6,572
C2	4/1/2033	3.50%	UF	14,496	14,273
D	10/1/2033	4.50%	UF	22,205	21,833

Sub total Ex Itaú				96,778	96,347

UCOR-V0808	8/1/2033	4.60%	UF	156,387	157,444
UCOR-Y1197	11/1/2022	6.50%	UF	7,876	7,786
UCOR-Z1197	11/1/2022	6.50%	UF	18,387	18,176
UCORAA0809	8/9/2035	4.90%	UF	142,391	143,413
UCORBF0710	7/1/2032	4.00%	UF	13,721	13,795
UCORBI0710	7/1/2035	4.00%	UF	31,553	31,723
UCORBJ0710	7/1/2036	4.00%	UF	150,065	150,861
UCORBL0710	7/1/2038	4.00%	UF	109,288	109,868
UCORBN0710	7/1/2040	4.00%	UF	84,135	84,573
UCORBP0710	7/1/2042	4.00%	UF	41,019	41,237

Sub total Ex CorpBanca				754,822	758,876

US05968TAB17	3/8/2024	LIBOR +SPREAD 4	COP	34,021	115,706
BBSA1099B1	3/30/2019	10.79%	COP	33,853	483
BBSA110BAVA	9/23/2017	10.68%	COP	460	32,148
BBSA1099B4	3/30/2019	12.85%	COP	21,749	23,139
BBSA1139AS10	2/7/2023	10.08%	COP	24,233	23,542
BBSA1139AS15	2/7/2028	10.20%	COP	113,202	33,055

Sub total CorpBanca Colombia				227,518	228,073

Total				1,079,118	1,083,296

Maturities of the Subordinated Bonds are as follows:

	3-31-2017	12-31-2016
	MM$	MM$
Expires in 1 year	460	32,148
from 1-2 years	—	—
from 2-3 years	55,602	23,622
from 3-4 years	—	—
from 4-5 years	—	—
after 5 years	1,023,056	1,027,526

Total	1,079,118	1,083,296

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	58

d.	Other Financial Obligations.

	3-31-2017	12-31-2016
	MM$	MM$
Expires in 1 year	1,467	2,265
from 1-2 years	—	—
from 2-3 years	—	—
from 3-4 years	—	—
from 4-5 years	—	—
after 5 years	—	—

Total financial obligations	1,467	2,265

Short term obligations:
Amounts due from credit card transactions	18,796	23,298
Others	—	—

Total short term financial obligations	18,796	23,298

Total other financial obligations	20,263	25,563

As of March 31, 2017 and December 31, 2016, the Bank has not been in default of principal, interest or other defaults on its debt instruments.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	59

Note 19 - Other Liabilities

As of March 31, 2017 and December 31, 2016, the composition of the item is as follows:

	3-31-2017	12-31-2016
	MM$	MM$
Accounts payable (1)	175,491	190,111
Dividend payable	957	298
Income received in advance	6,270	6,383
Creditors for financial intermediation	25,428	22,648
Threshold effect guarantees (2)	61,592	49,776
SMU CORP Liabilities at fair value (3)	—	17,426
SMU CORP consolidation derecognition (3)	—	(10,394)
Other liabilities	9,070	594

Total	278,808	276,842

(1)	Includes non-operating obligations, such as withholding taxes, pension contributions, price balances for purchases of materials, price balances or obligations under lease contracts for acquisition of fixed assets or provisions for expenses pending payment.
(2)	Collateral for financial transactions.
(3)	Corresponds to the fair value of SMUCorp’s assets and the write-off made in the consolidation of the financial statements.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	60

Note 20 - Contingencies, Commitments and Responsibilities

This section discloses relevant information on contingencies of significant loss, contingent loans, contingent liabilities not reflected in the financial statements and other responsibilities, lawsuits or other legal actions involving the bank and/or its subsidiaries.

a)	Lawsuits and Legal Proceedings

•	As of the date of issue of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its normal operations. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no significant risks of losses. Notwithstanding the foregoing, as of March 31, 2017 and December 31, 2016, provisions for MM$ 31,706 and MM$ 31,487, respectively, are maintained, the principal amount of which is related to the fine applied by the SBIF (MM$21,765), which are the Consolidated Statement of Financial Position in accordance with the following:

	3-31-2017	12-31-2016
	MM$	MM$
Initial Balance	31,487	449
Itaú-Corpbanca intergration	—	22,783
Established provisions	292	8,999
Released provisions	(73)	(744)

Closing Balance	31,706	31,487

•	On December 20, 2016, Helm LLC filed a complaint in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration with the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contracts. These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. Executed on July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) executed on January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, which resulted in the creation of Itaú Corpbanca, and the potential acquisition by Itaú Corpbanca of certain shares in Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017. In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, was reported by Itaú Corpbanca as a relevant event on December 20, 2016, was postponed until January 28, 2022. On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures. Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed by Helm LLC in the Arbitration proceedings have no grounds and Itaú Corpbanca has filed a counterclaim against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

•	There are other legal actions filed against the bank in relation to the operating transactions. The Bank’s maximum exposure for these lawsuits amounts to approximately MM$24,000. However, in the opinion of the management based on the information provided by the Legal Department as of March 31, 2017 and as of the close of the fiscal year 2016, it is unlikely that significant losses may result from these judgments not contemplated by the bank in these Financial Statements, for which reason the Administration has not established any provision for this purpose.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	61

b)	Contingent Loans

The following table reflects the contractual amounts of the transactions binding the Bank and its subsidiaries to grant loans

	3-31-2017	12-31-2016
	MM$	MM$
Collaterals and guarantees	268,361	264,081
Confirmed foreign letters of credit	223	167
Issued documentary credit letters	69,070	64,216
Bid or performance bonds	1,164,420	1,146,598
Líneas de crédito con disponibilidad inmediata	2,622,474	2,581,859
Other credit commitments	1,208,387	1,253,215
Other contingent credits	—	—

Total	5,332,935	5,310,136

Provisions for loan loss risk are as follows:

	3-31-2017	12-31-2016
	MM$	MM$
Collaterals and guarantees	5,736	6,215
Confirmed foreign letters of credit	2	—
Cartas de crédito documentarias emitidas	101	413
Bid or performance bonds	9,751	8,668
Freely disposable credit facilities	7,881	7,150
Other credit commitments	13,098	13,107
Other contingent credits	—	—

Total	36,569	35,553

c)	Responsibilities

The Bank and its subsidiaries maintain the following liabilities arising from the normal course of their business:

	3-31-2017	12-31-2016
	MM$	MM$
Transactions on behalf of third parties
Collections	57,936	41,171
Transferred financial assets managed by the bank	876,203	883,902
Third parties’ funds under management	1,171,295	1,165,764

Subtotal	2,105,434	2,090,837

Custody of Securities
Securities held in custody by the bank	6,668,555	5,636,858
Securities in custody deposited with another entity	288,629	455,678
Bank’s issued securities	198,984	200,333

Subtotal	7,156,168	6,292,869

Commitments
Others	—	—

Subtotal	—	—

Total	9,261,602	8,383,706

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	62

d)	Guarantees, Contingencies and Others

Banco CorpBanca Colombia S.A.

•	The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. There are (153) outstanding civil and administrative proceedings pending, 92 out of which are related to bank transactions and (61) to ownership of assets under leasing agreements. Such claims amount to MM$15,424. The likelihood of loss is considered: potential in 5 cases; remote in 131 cases; and probable in 17 cases, and the Bank has recorded a provision of MM$960 accordingly. The Bank has created provisions for labor proceedings for MM$938 for which, such claims (127) amount to MM$1,912. The likelihood of loss is considered probable in 55 cases and remote in 72 cases.

CorpBanca Corredora de Seguros S.A.

•	In order to comply with Section 58, (d) of DFL 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Chilean Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house,” the company has renewed the following policies (civil liability and guarantee) :

Entity	Starting	Ending	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	4/15/2016	4/14/2017	60,000 and 500.	CorpBanca Corredora de Seguros S.A

Itaú Chile Corredora de Seguros Ltda.

•	As established in Section 58, subsection D, of D.F.L. 251 and the Circular No. 1,160 of the Chilean Superintendency of Securities and Insurance, the Broker has taken out liability and guarantee insurance policies to cover the risk of potential damages that could affect it and to ensure the correct and full compliance with all obligations arising from its activities and, in particular, from any damage that may be caused by the insured parties that take out insurance policies through such company.

Entity	Starting	Ending	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	4/15/2016	4/14/2017	60,000 and 500.	Itaú Corredora de Seguros

CorpBanca Administradora General de Fondos S.A.

•	On December 29, 2015, CorpBanca Administradora General de Fondos S.A. purchased a bankers blanket bond (duration of one year) with Compañía Orion Seguros Generales to insure itself against employee dishonesty. The policy provides coverage of US$5,000,000 per claim and an annual aggregate of US$10,000,000.

•	On February 1, 2016, this subsidiary renewed a performance bond from Banco Santander on behalf of Corporación de Fomento de la Producción (CORFO) to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees (expiring March 31, 2017, for UF15,000).

•	On March 23, 2016, the company’s Board authorized the subscription of units issued by the fund it manages known as Corp Inmobiliario I Private Investment Fund for up to UF6,000 in order to complete the resources needed to pay, at maturity, the bank loan taken out by the operating company to acquire the property.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	63

•	On November 17, 2016, Corpbanca General Manager of Funds S.A. took the Corpbanca Performance Bond, at sight for the sum of MM$14 in favor of the Corporación de Fomento de la Producción maturing on June 6, 2017, to secure the offer submitted by the Company in the public tender for the hiring of the Portfolio Management services of CORFO and its Funds.

•	On December 29, 2016, CorpBanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had taken out with Orion Seguros Generales S.A. until March 31, 2017.

•	On March 31, 2017, CorpBanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had taken out with Orion Seguros Generales S.A. until Sunday, April 30, 2017.

Itaú Corpbanca Corredores de Bolsa S.A.

•	To comply with section 30 of Law No. 18,045, the subsidiary has a performance bond in favor of Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) to ensure correct and complete performance of all obligations as a securities broker. The beneficiaries of this performance bond are its present or future creditors as a result of the brokerage transactions. The performance bond is detailed as follows:

Entity	Starting	Ending	Amount (UF)	Beneficiary
Itaú Chile	6/30/2016	6/30/2017	20,000	Bolsa Electrónica de Chile

•	The subsidiary also has taken out a comprehensive insurance policy to comply with Circular No. 52 issued by the Bolsa Electrónica de Chile the Chilean Electronic Stock Exchange)

The comprehensive insurance policy is detailed as follows

Entity	Starting	Ending	Amount (MUS$)	Beneficiary
Orión Seguros Generales S.A	3/31/2017	4/30/2017	5,000 and 10,000.	Bolsa Electrónica de Chile

•	The Company pledged the shares of the Santiago Stock Exchange in favor of said company to secure compliance with the Obligations with respect to the transactions with other brokers.

•	As of March 31, 2017, it is under guarantee with CCLV, Contraparte Central S.A. in cash amounting to MM$ 2,239 and in financial instrument for MM$ 1,316.

•	The Company issued a performance bond as a representative of the beneficiaries of the guarantee in sections 98 and 99 of Law No. 20.172 in order to secure the faithful and complete fulfillment of our obligations as Portfolio Manager.

The performance bond is detailed as follows:

Entity	Starting	Ending	Amount (UF)	Beneficiary
Itaú Chile	6/14/2016	6/16/2017	10,000	Itaú Chile

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	64

Note 21 - Equity

a.	Movement in equity accounts and reserves (attributable to shareholders of the Bank)

As of March 31, 2017 and December 31, 2016, the paid-up capital of the Bank is divided into common shares subscribed and paid-up in full, with no face value, and the movement of which is shown below:

	Common Shares
	3-31-2017	12-31-2016
	(number)	(number)
Issued as of January 1	512,406,760,091	115,039,690,651
Issue of paid-up shares	—	57,008,875,206
Issue of outstanding shares	—	—
Repurchase of treasury shares	—	—
Sale of treasury shares	—	—
Increase in shares due to Itaú-CorpBanca business combination	—	340,358,194,234

Total	512,406,760,091	512,406,760,091

i.	Subscribed and Paid-Up Shares

Year 2017

As of March 31, 2017, the paid-up capital of the Bank is divided into 512,406,760,091 common shares subscribed and paid-up in full, with no face value, totaling MM$1,862,826.

Year 2016

As of Saturday, December 31, 2016, the paid-up capital of the Bank is divided into 512,406,760,091 common shares subscribed and paid-up in full, with no face value, totaling MM$1,862,826.

On March 22, 2016, Banco Itaú Chile’s capital was increased by MM$392,813, as a consequence of the subscription of 710,477 of the bank’s single-series shares with no face value (equivalent to 57,008,875,206 shares of the merged bank based on the exchange ratio for the business combination), which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., by virtue of the merger of Banco Itaú Chile and CorpBanca and in compliance with the “Transaction Agreement” executed on January 29, 2014.

ii.	Purchase and Sale of the Bank’s own shares

As of December 31, 2017, and 2016 there were no purchase or sale transactions by the Bank involving its own shares.

iii.	Profit Distribution

Year 2017

At the General Shareholders’ Meeting of Banco Itaú Chile held on March 27, 2017, the shareholders approved a distribution of profits amounting to MM$618 corresponding to 30% of the profits for FY 2016.

Year 2016

At the General Shareholders’ Meeting of Banco Itaú Chile held on March 11, 2016, the shareholders approved a distribution of profits amounting to MM$52,168 corresponding to 50% of the profits for FY 2015.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	65

List of main shareholders

As of March 31, 2017 and December 31, 2016, the main shareholders of the company, are as follows:

	Common Shares As of March 31, 2017
	Number of Shares	Share %
CORP GROUP BANKING SA	137,927,850,073	26.92000	(**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.45000	(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.13000	(*)
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	34,697,252,144	6.77000
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	24,021,718,245	4.69000
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.08000	(**)
BANCO ITAU CORPBANCA POR CTA DE INVERSIONISTAS EXTRANJEROS	16,896,763,861	3.30000
Deutsche Bank Trust Company Americas (ADRS)	12,208,319,000	2.38000
CGB II SPA	10,908,002,836	2.13000	(*)
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	1.92000
MONEDA SA AFI PARA PIONERO FONDO DE INVERSION	6,439,100,000	1.26000
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	5,924,676,733	1.16000
SANTANDER CORREDORES DE BOLSA LIMITADA	4,263,874,365	0.83000
BCI C DE B S A	3,668,476,754	0.72000
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,385,042,102	0.66000
BTG PACTUAL CHILE S A C DE B	3,189,647,829	0.62000
VALORES SECURITY S A C DE B	2,666,153,592	0.52000
BANCHILE C DE B S A	2,594,977,357	0.51000
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.46000
CORPBANCA CORREDORES DE BOLSA SA	2,343,983,311	0.46000
LARRAIN VIAL S A CORREDORA DE BOLSA	2,147,884,847	0.42000
MBI ARBITRAGE FONDO DE INVERSION	1,954,622,415	0.38000
INV LAS NIEVES S A	1,890,725,224	0.37000
COMPANIA DE SEGUROS CONFUTURO S.A.	1,824,850,780	0.36000
CREDICORP CAPITAL SA CORREDORES DE BOLSA	1,760,461,049	0.34000
OTHERS	26,554,795,696	5.16000

TOTAL	512,406,760,091	100.00000

(*)	The equity interest of the controlling group Itaú Unibanco Holding S.A. Amounts to 35.71%.
(**)	CorpGroup holds an equity interest of 31.00%, which includes 182,125,023 shares of Saga held in custody.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	66

	Common Shares As of December 31, 2016
	N° of Shares	Share %
CORP GROUP BANKING SA	137,927,850,073	26.92000	(**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.45000	(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.13000	(*)
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	34,697,252,144	6.77000
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	24,021,718,245	4.69000
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.08000	(**)
BANCO ITAU CORPBANCA POR CTA DE INVERSIONISTAS EXTRANJEROS	16,896,763,861	3.30000
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	12,208,319,000	2.38000
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	10,908,002,836	2.13000	(*)
MONEDA SA AFI PARA PIONERO FONDO DE INVERSION	9,817,092,180	1.92000
SANTANDER CORREDORES DE BOLSA LIMITADA	6,439,100,000	1.26000
CORPBANCA CORREDORES DE BOLSA SA	5,924,676,733	1.16000
BTG PACTUAL CHILE S A C DE B	4,263,874,365	0.83000
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,668,476,754	0.72000
BCI C DE B S A	3,385,042,102	0.66000
VALORES SECURITY S A C DE B	3,189,647,829	0.62000
CONSORCIO C DE B S A	2,666,153,592	0.52000
COMPANIA DE SEGUROS CONFUTURO S.A.	2,594,977,357	0.51000
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.46000
BANCHILE C DE B S A	2,343,983,311	0.46000
LARRAIN VIAL S A CORREDORA DE BOLSA	2,147,884,847	0.42000
INV LAS NIEVES S A	1,954,622,415	0.38000
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	1,890,725,224	0.37000
MBI ARBITRAGE FONDO DE INVERSION	1,824,850,780	0.36000
CRN INMOBILIARIA LIMITADA	1,760,461,049	0.34000
OTHERS	26,554,795,696	5.16000

TOTAL	512,406,760,091	100.00000

(*)	The equity interest of the controlling group Itaú Unibanco Holding S.A. Amounts to 35.71%.
(**)	CorpGroup holds an equity interest of 31.00%, which includes 182,125,023 shares of Saga held in custody.

b.	Dividends

The distribution of dividends of the Bank is as follows:

	Income attributable to equity holders	Allocated to reserves or retained earnings	Allocated to dividends	Distributed %	N° of shares	N° of shares at re-stated value (*)	Dividend per share (in Ch$)
Period	MM$	MM$	MM$	%
Year 2016 (Shareholders’ Meeting March 2017)	2,059	1,441	618	30	512,406,760,091	—	0.0012
Year 2015 (Shareholders’ Meeting March 2016)	104,336	52,168	52,168	50	1,433,690	115,039,690,651	36,387

(*)	This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to Itaú-Corpbanca.

c.	Basic and Diluted Earnings

The equity structure of the Consolidated Financial Statements prepared after the reverse acquisition (from April 1, 2016) will reflect the equity structure of the legal acquirer, including the equity interests issued by the legal acquirer in order to complete the business combination.

The average weighted number of outstanding common shares (the denominator in the calculation of earnings per share) for the period in which the reverse acquisition has occurred is calculated as follows:

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	67

•	The number of outstanding common shares from the beginning of that period until the date of acquisition (i.e. January 1 to March 31, 2017) must be calculated on the basis of the average weighted number of outstanding common shares of the legal acquiree (accounting acquirer, Bank Itaú Chile) during the period multiplied by the exchange ratio established in the merger agreement; and

Basic earnings per share for each comparative year prior to the date of the acquisition reflected in the Consolidated Financial Statements after a reverse acquisition must be calculated by dividing:

a. the profit of the legal acquiree (Bank Itaú) attributable to the common shareholders in each of those periods by

b. the historical weighted average of the number of common shares outstanding of the legal acquiree multiplied by the exchange ratio established in the acquisition agreement.

Therefore, in order to calculate basic and diluted earnings, the value for number of shares as of December 2015 for Bank Itaú Chile has been restated based on the exchange ratio for the business combination.

As of the years ended March 31, 2017 and 2016 basic earnings and diluted earnings, attributable to the equity holders of the bank, is as follows:

	3-31-2017		12-31-2016		3-31-2016
	N° of Shares	Amount	N° of Shares	Amount	N° of Shares	Amount
	Millions	MM$	Millions	MM$	Millions	MM$
Basic and diluted earnings per share
Basic earnings per share
Net Income for the fiscal year	—	24,414	—	2,059	—	6,138
Weighted average number of outstanding shares	512,407	—	415,165	—	115,040	—
Assumed conversion of convertible debt	—	—	—	—	—	—
Adjusted number of shares	512,407	—	415,165	—	115,040	—
Basic earnings per share	—	0.048	—	0.005	—	0.053
Diluted earnings per share
Net income for the fiscal year	—	24,414	—	2,059	—	6,138
Weighted average number of outstanding shares	512,407	—	415,165		115,040
Diluted Effect:
Assumed conversion of convertible debt	—	—	—	—	—	—
Conversion of common shares	—	—	—	—	—	—
Puts and Calls	—	—	—	—	—	—
Adjusted number of shares	512,407	—	415,165		115,040
Diluted earnings per share	—	0.048	—	0.005		0.053

d.	Valuation accounts

Fair Value Reserve. It includes the cumulative net changes in the fair value of available-for-sale investments until the investment is recognized or requires to make impairment provisions.

Translation Reserves. It includes the effects of converting the financial statements of the companies in New York and the Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Bank Itaú Corpbanca, i.e., the Chilean peso.

Cash Flow Hedge Reserves. It includes hedging effects on the Bank’s exposure to changes in cash flows attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Foreign Investment Accounting Hedge Reserve. It corresponds to adjustments as per hedges of net investments in foreign transactions.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	68

The following tables reflect the effects on shareholders’ equity and income taxes for the periods ended December 31, 2017, and 2016:

	As of March 31	As of December 31
	2017	2016
Comprehensive income (loss) for the period	(in million $)	(in million $)
Instruments available for sale
Balances as of January 1	10,372	(1,170)
Profit and loss from adjustment of hedge values and other	5,215	11,542

Total	15,587	10,372

Foreign hedge
Balances as of January 1	14,917	—
Profit and loss from adjustment of hedge values and other	(18,251)	14,917

Total	(3,334)	14,917

Cash flow hedge
Balances as of January 1	(5,603)	—
Profit and loss from adjustment of hedge values and other	(2,192)	(5,603)

Total	(7,795)	(5,603)

Foreign Exchange differences
Balances as of January 1	2,380	—
Charge for foreign exchange differences, net	19,527	2,380

Totals	21,907	2,380

Acknowledgement of liabilities over defined benefits
Balances as of January 1	(2,598)	—
Charge for liabilities over defined benefits	(81)	(2,598)

Total	(2,679)	(2,598)

Other comprehensive income (loss) before tax	23,686	19,468
Income tax on other comprehensive income (loss) components

Income tax related to instruments available for sale
Balances as of January 1	(2,764)	226
Charge for income tax related to securities available for sale	(1,179)	(2,990)

Total	(3,943)	(2,764)

Income tax related to foreign hedge
Balances as of January 1	(3,219)	—
Charge for income tax related to foreign hedge	4,490	(3,219)

Total	1,271	(3,219)

Income tax related to cash flow hedge
Balances as of January 1	1,345	—
Charge for income tax related to foreign hedge	559	1,345

Total	1,904	1,345

Income tax on acknowledgement of liabilities for defined benefits
Balances as of January 1	722	—
Charge for income tax on acknowledgement of liabilities on defined benefits	22	722

Total	744	722

Total income tax on assessment accounts	(24)	(3,916)

Other comprehensive income (loss) net of tax	23,662	15,552

e.	Reserves

It consists of other Non-Consolidated Reserves amounting to16 MM$843,097 and Consolidated Reserves amounting to MM$451,011.

[16]	Such amounts correspond to the adjustments made as a result of the business combination between Banco Itaú Chile and CorpBanca.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	69

f.	Non-Controlling Equity Interests

It corresponds to the net amount of shareholders’ equity in the subsidiaries attributable to equity instruments that does not belong, directly or indirectly, to the Bank, including that part of the profits for the fiscal year that has been attributed to them. The non-controlling interest in the subsidiary’s equity and results for the period are detailed as follows:

As of March 31, 2017

				Other comprehensive income (loss)
Affiliate company	Third parties’ interest	Equity	Results	Defined Benefit Liabilities	Investment instruments available for sale	Effect of var. of FX rate New York Branch	Effect of Var. Of Acct. Hedge on Foreign Inv..	Effect of Var. of Cash Flow Hedge	Deferred tax	Total other comprehensive income (loss)	Comprehensive income (loss)
	%	;Million $	Million $	Million $	Million $	Million $	Million $	Million $	Million $	Million $	Million $
SMU CORP S.A.	49.00	—	—	—	—	—	—	—	—	—	—
Corredora de Seguros Helm	20.00	506	51	—	—	—	—	—	—	—	51
Banco CorpBanca Colombia y Filiales	34.00	235,117	(2,395)	(3,960)	13,312	2,850	(4,103)	—	(894)	7,205	4,810
Itaú Chile C. de Seguros Ltda.	99.90	16	3	—	—	—	—	—	—	—	3
Itaú Chile Adm. General de Fondos S.A.	99.99	1	—	—	—	—	—	—	—	—	—
Itaú BBA Corredor de Bolsa Ltda.	99.98	4	—	—	—	—	—	—	—	—	—

		235,644	(2,341)							7,205	4,864

As of December 31, 2016

				Other comprehensive income (loss)
Sociedad Filial	Third parties’ interest	Equity	Results	Defined Benefit Liabilities	Investment instruments available for sale	Effect of var. of FX rate New York Branch	Effect of Var. Of Acct. Hedge on Foreign Inv..	Effect of Var. of Cash Flow Hedge	Deferred tax	Total other comprehensive income (loss)	Comprehensive income (loss)
	%	;Million $	Million $	Million $	Million $	Million $	Million $	Million $	Million $	Million $	Million $
SMU CORP S.A.	49.00	437	—	—	—	—	—	—	—	—	—
Corredora de Seguros Helm	20.00	601	78	—	—	—	—	—	—	—	78
Banco CorpBanca Colombia y Filiales	33.72	229,728	(5,056)	(1,322)	3,876	(9,481)	(1,459)	—	(133)	(8,519)	(13,575)
Itaú Chile C. de Seguros Ltda.	99.90	13	10	—	—	—	—	—	—	—	10
Itaú Chile Adm. General de Fondos S.A.	99.99	1	1	—	—	—	—	—	—	—	1
Itaú BBA Corredor de Bolsa Ltda.	99.98	—	—	—	—	—	—	—	—	—	—

		230,780	(4,967)							(8,519)	(13,486)

The non-controlling interest movement is detailed below:

	3-31-2017	12-31-2016
	Million $	Million$
Initial balance	230,780	59
Integration of Itaú Corpbanca	—	244,207
Fiscal year comprehensive income (loss	4,864	(13,486)

Ending balance	235,644	230,780

The main subsidiary with non-controlling interest of Itaú Corpbanca, is stated below:

Entity’s name	Country	Group’s interest	Non controlling interest	Main business
Corpbanca Colombia	Colombia	66.28%	33.72%	Banking

The information representing the non-controlling interest of the above-named company, before consolidation elimination adjustments, is shown below:

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	70

	03/31/2017	12/31/2016
Summary Statement of Shareholder’s Equity	MM$	MM$
Current assets	5.475.492	5.475.492
Current liabilities	4.813.426	4.813.426

Current assets, net	662.066	662.066
Non current assets	1.798.771	1.798.771
Non current liabilities	1.778.623	1.778.623

Non current liabilities, net	20.148	20.148

Net assets	682.214	682.214
Accrued INC	229.728	229.728

	03/31/2017	12/31/2016
Summary Profit and Loss Statement	MM$	MM$
Income from interest and readjustments	146.887	482.806
Income (loss) for the period	(7.102)	(14.994)

INC Income (loss)	(2.395)	(5.056)

	03/31/2017	12/31/2016
Summary cash flow statement	MM$	MM$
Cash flow from operating activities	11.686	(35.057)
Cash flow from investment activities	31.006	93.018
Cash flow from financing activities	1.467	(4.400)

Net increase (decrease) of cash flow	44.159	53.561

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	71

Note 22 - Income and Expenses from Interest and Adjustments

This item comprises interest accrued in the period by all financial assets the implicit or explicit performance of which is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value, as well as product corrections as a consequence of accounting hedges, the foregoing is part of income and expenses for interest and readjustments shown in the Profit and Loss Statement for the Period. Moreover, it refers to interest and adjustments recognized on a collection basis by the impaired portfolio, as well as the amounts thereof not recognized in the Profit and Loss Statement for the period because of the suspension of such recognition on an accrual basis.

a.	As of the closing date of the Financial Statements on March 31, 2017 and 2016, the income from interest and readjustments is as follows:

	For the quarter ended March 31,
	2017				2016
	Interest	Readjustments	Prepayment Fees	Total	Interest	Readjustments	Prepayment Fees	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Regular portfolio
Salesback agreement	2,715	—	—	2,715	194	—	—	194
Credit facilities to Banks	2,114	—	—	2,114	262	—	—	262
Commercial placements	226,013	18,787	384	245,184	52,302	12,413	73	64,788
Housing placements	46,508	15,704	3	62,215	15,154	10,669	2	25,825
Consumption placements	88,751	—	352	89,103	23,785	14	275	24,074
Investment instruments	14,150	1,281	—	15,431	3,139	2,598	—	5,737
Other income from interest and readjustment	2,161	16	—	2,177	1,879	9	—	1,888
Result of accounting hedges	(431)	—	—	(431)	(990)	—	—	(990)

Total	381,981	35,788	739	418,508	95,725	25,703	350	121,778

b.	At the end of the quarterly period, interest expenses and readjustments are broken down as follows:

	For the fiscal quarter ended on March 31,
	2017			2016
	Interest	Readjustments	Total	Interest	Readjustments	Total
	million $	million $	million $	million $	million $	million $
Sight deposits	(19,639)	(38)	(19,677)	—	—	—
Salesback agreements	(8,368)	—	(8,368)	(235)	—	(235)
Time deposits	(118,432)	(4,562)	(122,994)	(30,095)	(7,498)	(37,593)
Liabilities with banks	(10,578)	—	(10,578)	(6,586)	—	(6,586)
Debt instruments issued	(52,333)	(20,148)	(72,481)	(13,139)	(10,419)	(23,558)
Other financial obligations	(47)	—	(47)	(63)	(47)	(110)
Other expenses for interest and readjustments	(182)	(304)	(486)	—	(347)	(347)
Result of accounting hedge	(6,335)	—	(6,335)	—	—	—

Total	(215,914)	(25,052)	(240,966)	(50,118)	(18,311)	(68,429)

For the purposes of the cash flow statement, the net amount of interest and readjustments for March 2017 is MM$ 177,542 (MM$ 53,349, in March 2016).

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	72

Note 23 - Income and Expenses from Commissions

This item comprises the amount of all commissions accrued and paid in the period, except for those that form an integral part of the effective interest rate of the financial instruments, and is broken down as follows:

a)	Income from Commissions

This item comprises the financial income for the period corresponding to remunerations earned for the services rendered by the entity and its subsidiaries, and they are broken down as follows:

	For the quarter ended on March 31,
	2017	2016
	million $	million $
Fees Revenues
Fees for credit facilities and overdraft	949	350
Fees for guarantee bonds and letters of credit	3,470	1,312
Fees for card services	15,701	5,970
Fees for account management	3,232	531
Fees for collections and payments	7,071	654
Fees for securities intermediation and management	3,116	1,463
Fees for investment in mutual and other funds	6,673	2,607
Remuneration for insurance brokerage	6,210	1,659
Financial advice	1,912	699
Other remuneration for services provided	5,675	1,331
Other fees earned	1,055	1,045

Total	55,064	17,621

b)	Expenses for Commission:

This item includes expenses for commissions accrued in the fiscal year for transactions, corresponds to the following items:

	For the quarter ended on March 31,
	2017	2016
	million $	million $
Fees expenses
Remunerations for card operation	(8,910)	(1,999)
Fees for securities trading	(1,077)	—
Fees paid for foreign trade transactions	(224)	—
Fees paid for Point Program	(727)	—
Fees Bank	(667)	—
Fee for payroll discount agreement	(142)	—
Other fees paid	(1,216)	(555)

Total	(12,963)	(2,554)

Commissions earned on loans with letters of credit are presented in the Income Statement under “Interest income and readjustments”.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	73

Note 24—Net Income from Financial Transactions

It includes the amount of adjustments for variation of financial instruments, except for those attributable to interest accrued by applying the effective interest rate method on asset value adjustments, as well as the sale proceeds thereof.

The amount of net income from financial transactions reflected in the Consolidated Interim Financial Statements is broken down as follows:

	For the quarter ended on March 31,
	2017	2016
	million $	million $
Trade financial instruments	20,069	264
Derivative trade instrument agreements	(12,488)	6,818
Sale of credit portfolio	16	—
Financial instruments available for sale	4,255	379
Profit from repurchase of term deposit—own issue	26	15
Loss for repurchase of term deposit—own issue	(73)	(185)
Other	1,052	170

Total	12,857	7,461

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	74

Note 25 - Net Foreign Exchange Profits (Losses)

This item includes the income earned from foreign currency trading; the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in a foreign currency at the time of their disposal. The detail of net foreign exchange gains (losses) as of the closing date of the period is as follows:

	For the quarter ended on March 31,
	2017	2016
	million $	million $
Income (loss) from exchange of foreign currencies
Foreign exchange income (loss) exchange position, net	18,687	(4,759)
Other foreign exchange income (loss)	394	—

Subtotal	19,081	(4,759)

Income loss from readjustments for exchange rate, net
Readjustment of credit facilities to customers	(8)	—
Investment instruments readjustment	(74)	—
Other liabilities readjustments	213	—
Income loss from derivatives under accounting hedge, net	(3,874)	—

Subtotal	(3,743)	—

Total	15,338	(4,759)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	75

Note 26 - Provisions for Loan Losses and Other Impairments

The movement of provisions for loan losses and other impairments recorded for the periods ended March 31, 2017 and as of December 31, 2016 is as follows:

	For the fiscal year ended on March 31, 2017
	Owed by banks	Credits and accounts receivable from customers			Contingent credits	Additional allowances	Minimum allowance for regular portfolio	Total
		Commercial placements	Housing placements	Consumption placements
	million $	million $	million $	million $	million $	million $	million $	million $
Allowances creation
Individual allowances	(77)	(98.574)	—	—	(4.331)	—	—	(102.982)
Group allowances	—	(10.449)	(4.887)	(53.851)	(349)	—	—	(69.536)

Income (loss) from allowances creation	(77)	(109.023)	(4.887)	(53.851)	(4.680)	—	—	(172.518	) (*)

Allowances release:
Individual allowances	101	75.844	—	—	3.762	—	—	79.707
Group allowances	—	2.774	2.225	16.383	201	—	—	21.583

Income (loss) for allowances release	101	78.618	2.225	16.383	3.963	—	—	101.290	(*)

Recovery of written-off and other assets	—	2.438	350	3.760	—	—	—	6.548
Exhange difference	—	—	—	—	—	—	—	—

Net income (loss)	24	(27.967)	(2.312)	(33.708)	(717)	—	—	(64.680)

	For the year ended on December 31, 2016
	Owed by banks	Credits and accounts receivable from customers			Contingent credits	Additional allowances	Minimum allowance for regular portfolio	Total
		Commercial placements	Housing placements	Consumption placements
	million $	million $	million $	million $	million $	million $	million $	million $
Allowances creation
Individual allowances	(307)	(378.503)	—	—	(18.314)	—	—	(397.124)
Group allowances	—	(48.046)	(34.633)	(196.051)	(6.852)	—	—	(285.582)

Income (loss) from allowances creation	(307)	(426.549)	(34.633)	(196.051)	(25.166)	—	—	(682.706	) (*)

Allowances release:
Individual allowances	286	244.250	—	—	20.858	—	392	265.786
Group allowances	—	22.097	23.294	90.144	6.987	—	—	142.522

Income (loss) for allowances release	286	266.347	23.294	90.144	27.845	—	392	408.308	(*)

Recovery of written-off and other assets	—	8.897	1.285	13.088		—	—	23.270
Exchange difference	—	—	—	—	—	—	—	—

Net income (loss)	(21)	(151.305)	(10.054)	(92.819)	2.679	—	392	(251.128)

(*)	The breakdown of the amounts in the Consolidated Interim Statement of Cash Flows is as follows:

	3-31-2017	12-31-2016	3-31-2016
	million $	million $	million $
Charge for allowances created	172,518	682,706	39,878
Credit for allowances used	(101,290)	(408,308)	(23,850)

	71,228	274,398	16,028

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	76

Note 27 - Personnel Remuneration and Expenses

a. The personnel remuneration and expenses for the period ended March 31, 2017 and 2016 are broken down as follows:

	For the quarter ended on March 31,
	2017	2016
	million $	million $
Employees compensations	(41,935)	(11,511)
Bonuses or gratuities	(16,608)	(7,651)
Seniority compensation	(2,748)	(1,025)
Training expenses	(254)	(73)
Health and life insurance	(556)	—
Other employees’ expenses	(4,793)	(1,908)

Total	(66,894)	(22,168)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	77

Note 28 - Administration expenses

a. For the period ended March 31, 2017 and December 31, 2016, this item is broken down as follows:

	For the quarter ended on March 31,
	2017	2016
	million $	million $
Maintenance and repair of fixed assets	(8,667)	(1,374)
Office leases	(9,076)	(1,844)
Equipment lease	(630)	(7)
Insurance premiums	(5,225)	(571)
Office staples	(256)	(100)
Computer and communications expenses	(6,900)	(4,740)
Lighting, heating and other services	(1,257)	(383)
Surveillance and valuables transportation services	(1,447)	(187)
Employees’ out-of-pocket and travel expenses	(581)	(367)
Legal and notarial expenses	(2,381)	(544)
Technical reports fees	(2,726)	—
Professional services fees	(561)	(73)
Securities classification fees	(209)	(157)
Penalties applied by other agencies	(7)	(2)
ATMs comprehensive management	(1,850)	—
Mal expenses	(330)	—
In-house events	(144)	—
Grants	(84)	—
Hired services	(3,216)	—
Miscellaneous contributions	(16)	—
Credit card management	(1,726)	—
Other overhead expenses	(2,557)	(6,451)

Subtotal	(49,846)	(16,800)

Subcontracted services	(6,832)	(2,312)
Data processing	(4,261)	(853)
Products sales	(146)	—
Credit rating	(3)	—
Other	(2,422)	(1,459)
Board of Directors’ expenses	(380)	(24)
Directors’ compensation	-380	-24
Advertising and promotion	(2,940)	(841)
Taxes and contributions	(11,761)	(1,962)
Real estate contributions	(42)	—
Patents	(687)	(446)
Other taxes (*)	(9,020)	(919)
SBIF contribution	(2,012)	(597)

Total	(71,759)	(21,939)

(*) This amount mainly corresponds to taxes other than income taxes that affect Banco CorpBanca Colombia and its Subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	78

Note 29- Depreciations, Amortizations and Impairments

a. Depreciation, amortization and impairment amounts for the period am during the period ended March 31, 2017 and 2016 are detailed as follows:

		For the quarter ended on March 31,
		2017	2016
	Note	million $	million $
Depreciations and amortizations
Fixed assets depreciation	13	(4,513)	(1,144)
Intangibles depreciation	12	(15,685)	(1,699)

Balances		(20,198)	(2,843)

b. Impairment:

As of March 31, 2017 and 2016, the composition of the impairment expense is as follows:

		For the quarter ended on March 31,
		2017	2016
	Note	million $	million $
Impairment in investments available for sale		—	—
Impairment of investments kept at maturity		—	—

Subtotal of financial assets		—	—

Impairment of fixed assets	13	—	—
Impairment of intangibles	12	—	—

Subtotal of non financial assets		—	—

Total		—	—

Banco Itaú Corpbanca and its Subsidiaries (Group) assess whether there is any asset impairment at the end of each reporting period. Should there be any impairment sign, or when an impairment proof is required, the entity shall estimate the recoverable amount of the asset.

The Bank has defined two CGUs: UGE Chile (a Chilean CGU)17 and UGE Colombia (a Colombian CGU)18, which were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by the Senior Management because their contributions to the consolidated entity may be identified independently It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (See Note 4).

a)	Financial assets

Banco Itaú-Corpbanca and its Subsidiaries evaluate at each period-end whether there is objective evidence of value impairment in any financial assets or a group of them. A financial asset or group of assets is considered impaired only if there is objective evidence of the impairment of such value as a result of one or more events occurring after the initial recognition of the asset, and provided always that the event that causes the loss has an impact on the estimated cash flows of future financial assets or group of financial assets; and additionally, such impact may be reliably estimated. Evidence of a deterioration in value could include, inter alia, signs that the debtors or a group of debtors may be undergoing significant financial difficulties, default or arrears in the payment of their debts for principal or interest, the probability that they file a petition in bankruptcy or adopt any other form or financial reorganization, or the existence of any data indicating a potential decrease measurable in estimated future cash flows.

[17]	UGE Chile is composed of Banco Itaú CorpBanca and its Chilean Subsidiaries plus the New York branch.
[18]	UGE Colombia is composed of Banco CorpBanca Colombia and its Colombian subsidiaries and Helm Corredor de Seguros S.A.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	79

b)	Non-financial assets

The carrying amounts of non-financial assets, assessed according to IAS 36 “Impairment of Assets”, are regularly reviewed, or at least on each closing date of the relevant reporting period, to determine the existence of any impairment signs. Should there be any, then the recoverable amount of the asset is estimated. The recoverable amount of an asset is the greater of the fair value less costs of sale sell, whether for an asset or a cash-generating unit (CGU), and its value in use. Such recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The foregoing also includes annually checking the impairment of the value of each intangible asset with an indefinite useful life, as well as of those intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. This impairment test may be carried out at any time within the annual period, provided that it is carried out on the same date every year, in accordance with IAS 36. The verification of the impairment of the value of the different intangible assets may be carried out on different dates. Notwithstanding the foregoing, if such intangible asset were initially recognized during the current annual period, the impairment of the intangible asset shall be verified before year end.

Likewise, goodwill impairment is determined by assessing the recoverable amount of each CGU or group thereof related to it. When the CGU recoverable amount is less than its carrying amount, an impairment loss is recognized; the acquired (generated) goodwill from a business combination shall be distributed from the date of acquisition, between each of the CGUs or the CGU group of the acquiring entity, which will be expected to benefit from the synergies of the business combination, regardless of whether the other assets or liabilities of the acquired entity are allocated to those units or groups of units. Impairment losses related to goodwill may not be reversed in future periods.

In assessing whether there is any impairment sign of the value of an asset, an entity shall at least consider the following indications:

External Information Sources:

a)	A significant decline in the market value of the asset over the period much more than it would have been expected as a consequence of the lapsing of time or its regular use.

b)	Adverse conditions in the legal, economic, technological or market environments.

c)	Increase in interest rates.

d)	Market value of the shareholders’ equity lower than the book value.

Internal sources of information indicating signs of deterioration:

a)	Evidence of obsolescence or physical impairment of an asset.

b)	Plans to discontinue or restructure the transaction to which the asset belongs, plans to dispose of the asset before the expected date, and reconsideration of the useful life of an asset as finite rather than indefinite.

c)	Decrease or expectations of decrease in the performance of the asset.

In the event of an objective existence of impairment, the carrying amount of an asset will be reduced to its recoverable amount if, and only if, this recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	80

The impairment loss will be recognized immediately in the income statement for the period, unless the asset is accounted for at its revalued amount in accordance with another standard. Any impairment loss on revalued assets will be treated as a decrease in the revaluation made in accordance with such other standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it relates, the entity recognizes a liability if, and only if, it is required to do so by another standard. Upon recognition of an impairment loss, asset depreciation charges will be adjusted in future periods in order to distribute the revised carrying amount of the asset less any residual value in a systematic manner throughout of its remaining useful life.

If an impairment loss is recognized, the related deferred tax assets and liabilities will be determined by comparing the revised carrying amount of the asset to its tax base in accordance with IAS 12 “Income Taxes”.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	81

Note 30 - Transactions with Related Parties

In accordance with the provisions of the General Banking Law and the instructions given by the Chilean Superintendency of Banks and Financial Institutions, they are considered to be linked to individuals or corporations regarding the ownership or management of the Institution either directly or through third parties.

Section 89 of the Ley de Sociedades Anónimas (Chilean Business Companies Law), which also applies to banks, states that any transaction with a related party must be carried out on an arm’s length basis and under fair conditions usually prevailing in the market.

In the case of sociedades anónimas abiertas (publicly held companies) and their Subsidiaries, transactions with related parties of a sociedad anónima abierta (publicly held company) are defined as any dealings, acts, contracts or transactions in which the company is to participate; the term “related parties” refers to all the entities of the company group to which the company belongs; those legal entities which, in relation to the company, have the status as parent company, controlling company, subsidiary, affiliate; the Directors, Managers, Administrators, Principal Executives or Liquidators of the company, in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any directly or Indirectly controlled entity, through any of them; and any person who, in its own name or jointly with others with whom he has entered into a joint action agreement, may designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if it is a sociedad por acciones (joint stock company); those established in the bylaws of the company or duly identified by the Committee of Directors; and those in which it has served as Director, Manager, Principal Executive or Liquidator of the company within the last eighteen months. Section 147 of the Ley de Sociedades Anónimas (Chilean Business Companies Law) provides that a sociedad anónima abierta (publicly held company) may carry out transactions only with related parties when they are intended to contribute to the corporate interest, are consistent in price, terms and conditions with those that prevail in the market at the time of their approval and comply with the requirements and procedure established by the same standard. On the other hand, Section 84 of the Chilean General Banking Law establishes limits for loans that may be granted to related parties and the prohibition of granting loans to the Bank’s Directors, Managers or General Representatives.

a.	Credits granted to related persons

As of March 31, 2017 and December 31, 2016, credits granted to related parties are broken down as follows:

March 31, 2017	Productive companies	Investment companies	Natural persons
	million $	million $	million $
Accounts receivable
Commercial placements	104,141	118,540	1,632
Housing placements	—	—	19,827
Consumption placements	—	—	3,577

Gross placements	104,141	118,540	25,036

Allowance for placements	(2,143)	(3,144)	(77)

Net placements	101,998	115,396	24,959

Contingent credits	73,570	9,896	9,290
Allowance for contingent credits	(39)	(76)	(84)

Contingent placement, nets	73,531	9,820	9,206

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	82

December 31, 2016	Productive companies	Investment companies	Natural persons
	million $	million $	million $
Accounts receivable
Commercial placements	117,362	93,170	3,070
Housing placements	—	—	19,568
Consumption placements	—	—	3,493

Gross placements	117,362	93,170	26,131

Allowance for placements	(2,398)	(396)	(197)

Net placements	114,964	92,774	25,934

Contingent credits	78,708	7,400	5,393
Allowance for contingent credits	(71)	(31)	(41)

Contingent placement, nets	78,637	7,369	5,352

b.	Other related party transactions

For the periods ended March 31, 2017 and December 31, 2016, the Bank has effected the following transactions with related parties for amounts in excess of 1,000 Unidades de Fomento:

As of March 31, 2017

		Balances receivable (payable)	Effec on results
			Expenses
Name	Description	million $	million $
Redbanc S.A.	ATM network management	—	674
Transbank S.A.	Credit card management	—	2,284
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	5,858
Corp Research S.A.	Administrative consultancy	—	75
Recuperadora de Créditos S.A.	Collection service	—	387
Itaú Chile Inv. Serv. y Administración S.A.	Lease	—	114
Compañia de Seguros Confuturo S. A.	Insurance	—	586
VIP Asesorias y Servicios Integrales Ltda.	Consultancies	—	53
Compañia de Seguros Corp Seguros S.A	Insurance	—	995
Promoservice S.A.	Promotion services	—	171
Comder Contraparte Central S.A	Banking services	—	91
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	481
Bcycle Latam SPA	Other services	—	552
Inmobiliaria Edificio Corpgroup S.A.	Office lease and common expenses	—	713
Hotel Corporation of Chile S.A.	Lodging, events	—	53
MCC Corredores de Bolsa	Financial consultancy	—	40
Combanc S.A.	Data transmission services	—	31
Corp Group Holding Inversiones Limitada	Consultancies	—	66
SMU S.A., Rendic Hnos. S.A.	Lease of ATM spaces	9,626	555
Inversiones Corp Group Interhold Ltda.	Administrative consultancy	—	601

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	83

As of December 31, 2016

Name	Description	Balances receivable (payable)	Effect on results
			Expenses
		million $	million $
Redbanc S.A.	ATM network management	—	3,754
Transbank S.A.	Credit card management	—	10,882
Combanc S.A.	Data transmission services	—	291
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	21,775
Asesorias Cumelen S.A.	Consultancy services	—	450
Corp Research S.A.	Administrative consultancy	—	443
Recuperadora de Créditos S.A.	Collection services	—	540
Itaú Chile Inv. Serv. y Administración S.A.	Lease	—	422
Compañia de Seguros Confuturo S. A.	Insurance	—	1,418
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	69
Opina S.A.	Publishing services	—	110
VIP Asesorias y Servicios Integrales Ltda.	Consultancies	—	185
Itaú Unibanco S.A.	Consultancy services	—	—
CAI Gestion Inmobiliaria S.A.	Commercial stores (Large Stores)	—	90
Compañia de Seguros Corp Seguros S.A	Insurance	—	3,263
Universidad Andres Bello	Education services	—	32
Promoservice S.A.	Promotion services	—	1,431
Comder Contraparte Central S.A	Banking services	—	697
Sinacofi S.A	Data transmission services	—	918
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management	—	1,896
Pulso Editorial S.A	Publishing services	—	521
Inmobiliaria Edificio Corpgroup S.A.	Office lease and common expenses	—	5,010
Grupo de Radios Dial S.A.	Advertising	—	107
Hotel Corporation of Chile S.A.	Lodging, events	—	64
Corp Imagen y diseños S.A.	Other services	—	82
Asesorias e Inversiones Rapelco Limitada S.A.	Other services	—	37
Corp Group Holding Inversiones Limitada	Consultancies	—	394
SMU S.A., Rendic Hnos. S.A.	ATM space lease	10,181	2,152
Inversiones Corp Group Interhold Ltda.	Administrative consultancy	—	2,172

These transactions were carried out in accordance with normal conditions prevailing on the market at the time the contracts were executed.

c.	Donations

As of March 31, 2017

Name	Description	Effect on results
		Expenses
		million $
Fundación Corpgroup Centro Cultural	Grants	327
Fundación Descúbreme	Grants	59
Fundación Itaú	Grants	84

As of December 31, 2016

		Effect on results
		Expenses
Name	Description	million $
Fundación Corpgroup Centro Cultural	Grants	1,373
Fundación Descúbreme	Grants	173
Fundación de Inclusión Social Aprendamos	Grants	152
Fundación Itaú	Grants	5

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	84

Note 31 - Financial Assets and Liabilities

The preparation of this disclosure is based on the application of the local statutory guidelines under Chapter 7-12 of the SBIF and international IFRS 13, provided always that both of them are fulfilled. It applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

IFRS13 is effective for annual periods beginning on or after January 1, 2013; the early application is permitted (option not taken by the Group), and it is applied prospectively from the beginning of the annual period in which it is adopted (to our effects; in the 2017 period). Disclosure requirements do not need to be applied to comparative information disclosed for periods prior to such application.

The main guidelines and definitions used by the Group are listed below:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (i.e., an initial price). The transaction is carried out on the main19 or more advantageous market20 and is not compulsory, i.e., it does not consider specific factors of the Group that could influence the actual transaction.

Market Participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.	They are duly informed, and have a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e., they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement: When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction: A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. Such measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market Participants The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest

Prices: Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. Initial price) regardless of whether that price is directly observable or estimated using another valuation technique.

[19]	A market with the greatest volume and activity level for assets and liabilities.
[20]	A market that maximizes the amount that would be received for selling the asset or which minimizes the amount that would be paid to transfer the liability, after taking into account the transaction and transportation costs.

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Highest and best use of non-financial assets: The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments: The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled to the counter-party or otherwise extinguished on the measurement date.

b.	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk: The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the transfer of the liability.

Initial recognition: When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price).

In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation Techniques. The Bank shall use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, by maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In this sense, the following approaches are highlighted: the first two of them are the most used by the group:

a.	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g., a business).

b.	Income approach. Converts future amounts (cash flows or income and expenses) into a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be currently required to replace the service capacity of an asset (current replacement cost).

Present value techniques. A technique to adjust the discount rate and expected cash flows (expected present value). The current value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement: Present value is the tool used to link future amounts (e.g., cash flows or securities) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants’ perspective on the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	86

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.	The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e., a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy: Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of reasonable values

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of March 2017, December 2016, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		3-31-2017		12-31-2016
	Note	Book value	Estimated fair value	Book value	Estimated fair value
		million $	million $	million $	million $
ASSETS
Cash and banks	5	1,454,151	1,454,151	1,487,137	1,487,137
Transactions with ongoing liquidation	5	296,780	296,780	145,769	145,769
Instruments for trade	6	864,305	864,305	632,557	632,557
Saleback agreements and securities loans	7	144,281	144,281	170,242	170,242
Financial derivative agreements		1,173,362	1,173,362	1,102,769	1,102,769
Due from banks	8	166,908	166,908	150,568	150,568
Credits and customers receivables	9	20,478,968	20,922,931	20,427,214	20,480,706
Investment instruments available for sale	10	1,442,226	1,442,226	2,054,110	2,054,110
Investment instruments to maturity	10	253,434	234,604	226,433	200,615
LIABILITIES
Deposits and other sight liabilities	16	4,428,051	4,428,051	4,453,191	4,453,191
Transactions with ongoing liquidation	5	228,566	228,566	67,413	67,413
Saleback agreement and securities lending	7	529,512	529,512	373,879	373,879
Deposit and other time raisings	16	10,449,252	10,502,172	11,581,710	11,603,528
Financial derivative agreements		993,264	993,264	907,334	907,334
Due to banks	17	2,035,044	2,044,166	2,179,870	2,190,715
Issued debt instruments	18	6,196,407	6,474,708	5,460,253	5,419,646
Other financial obligations	18	20,263	20,263	25,563	25,563

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	87

The following section describes the methods used to estimate fair value:

a.	Fair Value Measurements of assets and liabilities only for disclosure purposes (non-recurring):

		Measurement at fair value of items which are not valued recurrently
	Note	3-31-2017	12-31-2016
		million $	million $
ASSETS
Cash and banks	5	1,454,151	1,487,137
Transactions with ongoing liquidation	5	296,780	145,769
Saleback agreement and securities lending	7	144,281	170,242
Due from banks	8	166,908	150,568
Credits and customers receivables		20,922,931	20,480,706
Investment instruments to maturity		234,604	200,615

		23,219,655	22,635,037

LIABILITIES
Deposits and other time liabilities	16	4,428,051	4,453,191
Operaciones con liquidación en curso	5	228,566	67,413
Transactions with ongoing liquidation	7	529,512	373,879
Saleback agreement and securities lending		10,502,172	11,603,528
Due to banks		2,044,166	2,190,715
Debt instruments issued		6,474,708	5,419,646
Other financial obligations	18	20,263	25,563

		24,227,438	24,133,935

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include: Cash and deposits in banks

•	Cash in the process of collection

•	Investments under agreements to resell

•	Transactions with Repurchase Agreement and Securities Lending

•	Current accounts and demand deposits

•	Other financial obligations

Loans

The fair value of the placements was determined using a cash flow discount analysis. In the case of housing and consumer loans, the flows were discounted as of the effective placement rate of the last month of the year for each type of product. In the case of commercial loans, the cash flows were discounted at risk-free rate plus an adjustment for the expected loss due to credit risk, according to the solvency of each debtor. The credit risk adjustment is based on observable market variables and qualitative and quantitative credit risk methodologies of the Group in accordance with its policy.

This methodology was applied to the following accounting items:

•	Amounts due from banks.

•	Credits and accounts receivable from customers.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	88

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Deposits and other term deposits

•	Liabilities to banks

•	Debt instruments issued

b.	Fair Value measurement of financial assets and liabilities (recurring) for registration purposes.

	Measurement at fair value of items which are valued recurrently
	3-31-2017	12-31-2016
	million $	million $
ASSETS

Trading instruments	864,305	632,557

Issued by the Government and Chile’s Central Bank	41,505	26,204
Other instruments issued in the country	3,671	13,394
Instruments issued by foreign governments or central banks	738,043	547,499
Other instruments issued abroad	37,292	11,727
Investments in mutual funds	43,794	33,733

Investment instruments available for sale	1,442,226	2,054,110

Issued by the Government and Banco Central de Chile	796,621	1,173,973
Other instruments issued in the country	119,909	432,811
Instruments issued by foreign governments or central banks	291,556	284,444
Other instruments issued abroad	234,140	162,882

Financial derivative agreements	1,173,362	1,102,769

Forwards	171,798	177,590
Swaps	1,000,205	923,871
Call options	767	977
Put options	592	331
Other	—	—

Total	3,479,893	3,789,436

LIABILITIES

Financial derivative agreements	993,264	907,334

Forwards	162,947	147,783
Swaps	828,033	757,500
Call options	1,466	941
Put options	818	1,110
Other	—	—

Total	993,264	907,334

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	89

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or debt securities take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•	Trading portfolio financial assets

•	Financial investments available for sale

Financial derivatives contracts

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counter-party. The adjustments are known internationally as the counter-party value adjustment (CVA), which consists of a credit value adjustment or CVA and a debit value adjustment or DVA. The sum of these adjustments results in the effective counterparty risk that the derivative contract must have. These adjustments are periodically recorded in the financial statements. As of December 2016, the portfolio of derivative contracts in both Chile and Colombia accumulate an aggregate effect of MM$(64,470), which is detailed as follows:

	3-31-2017		12-31-2016
	CVA	DVA	CVA	DVA
	million $	million $	million $	million $
Derivatives held for accounting hedge	(39)	164	(36)	244

Fair value	(3)	184	(12)	274

Currency forwards	—	—	—	—
Currency swaps	8	46	9	37
Interest rate swaps	(11)	138	(21)	237

Cash flow	(37)	(17)	(18)	(6)

Currency forwards	(36)	1	(17)	—
Currency swaps	—	9	(1)	5
Interest rate swaps	(1)	(27)	—	(11)

Investments abroad	1	(3)	(6)	(24)

Currency forwards	1	(3)	(6)	(24)
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—

Derivatives held for trading	(65,626)	1,031	(51,961)	1,003

Currency forwards	(693)	(19)	(1,161)	(72)
Interest rate swaps	(39,480)	332	(28,951)	526
Currency swaps	(25,449)	702	(21,860)	549
Currency call options	(4)	16	(10)	—
Currency put options	—	—	21	—

Total financial derivatives	(65,665)	1,195	(51,997)	1,247

c.	Fair value hierarchy:

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for valuation purposes:

•	Level 1: inputs are unadjusted quoted prices on active markets for identical assets or liabilities to which the Entity may access on the measurement date. The inputs required to assess the instruments in this category are available daily and used directly.

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In the case of Currencies, Shares and Mutual Investment Funds, prices are observed directly on over-the-counter (OTC) markets and the Stock Exchange. These prices correspond to the values at which the same assets exactly are traded; consequently, the portfolio valuation does not require assumptions or models of any type.

Benchmark prices are used for those instruments issued by the Chilean Central Bank and the Chilean Treasury. Benchmark prices are defined using similar durations, type of currency and are traded on an equivalent daily basis. The valuation of these instruments is identical to that made by the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the cash flows of the instrument.

•	Level 2: the specific instrument does not have daily quotes. However, similar instruments may be observed: e.g., for the same issuer the instrument has a different maturity date, the issuer is not the same but the term and the risk classification are equal, in general, various pseudo arbitrage combinations. Although the inputs are not directly observable, observable inputs are available from time to time as necessary.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer’s risk. The income approach is used, which converts future amounts to present amounts.

Quotes from over-the-counter (OTC) transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used for derivative instruments within this category. The observed inputs include forward prices, interest rates and volatilities. Market curves are modeled based on these inputs. They are a numerical representation of the opportunity costs of the instrument cash flows or the price volatility of an asset. Finally, cash flows are discounted.

For options, the Black and Scholes model is used based on the brokers’ OTC market prices.

For financial intermediation instruments, the prices of the transactions on the Stock Exchange are observed, and market curves are modeled based on them.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and creates market curves to be used as final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•	Level 3: is used when the necessary prices or inputs are not observable, either directly or indirectly for similar instruments for the asset or liability on the valuation date. These valuation models at fair value are subjective in nature. Therefore, they base their estimation of prices in a series of assumptions that are widely accepted by the market. In this category the group maintains two products:

Owing to the lack of liquidity of the active banking rate TAB-Chamber spread (nominal and real), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.

In addition, the Bank develops American forwards based on its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model widely used by the financial services industry.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	91

None of these products give rise to significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is a significant curve differential, which is the case between the Chilean peso-US dollar curve. Furthermore, the parameters of the model are very stable.

A table summarizing the impacts of the portfolio on a re-calibration of the models based on a stress scenario by recalibrating parameters with the built-in shock follows:

3-31-2017
Calibration impact in million $	Total	USD/CLP exchange rate volatility	Bank Lending rate 30	Bank lending rate 90	Bank lending rate 180	Bank lending rate 360
USD-CLP American forward	—	—	—	—	—	—
CLP Bank lending rate basis	370	—	195	64	102	9
CLF Bank lending rate basis	61	—	—	—	44	17

Total	431	—	195	64	146	26

12-31-2016
Calibration impact in million $	Total	USD/CLP exchange rate volatility	Bank Lending rate 30	Bank lending rate 90	Bank lending rate 180	Bank lending rate 360
USD-CLP American forward	—	—	—	—	—	—
CLP Bank lending rate basis	399	—	221	70	99	9
CLF Bank lending rate basis	61	—	—	—	43	18

Total	460	—	221	70	142	27

The following table summarizes the fair value hierarchy for the valuation of recurring financial instruments of the Group:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Miscellaneous	Stock Exchange	Directly observable price.
	Mutual Funds	Administradoras de Fondos (Fund Managers)	SVS	Directly observable price.
	Bonds	BCCH and TGR	Stock Exchange	Internal rate of return (TIR) based on prices

II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curve based on forward prices and coupon rates.
	IIF	BCCH and TGR	Stock Exchange	Interest rate curve based on prices
	IIF	Banks	Stock Exchange	Interest rate curve based on prices
	Bonds	Companies, Banks	Price Supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.

III	Derivatives TAB	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	American Forwards Derivatives	N/A	Bloomberg	Black and Scholes with inputs from European options.

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The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 as of March 2017, and December 2016.

			Measurement at fair value of instruments valued recurrently using
3-31-2017		Fair value	Asset market value for identified assets (Level 1)	Other observable significant variables (Level 2)	Non-observable significant variables (Level 3)
	Note	million $	million $	million $	million $
ASSETS

Trading instruments	6	864,305	857,232	7,073	—

Issued by the Government and Chile’s Central Bank		41,505	41,505	—	—
Other instruments issued in the country		3,671	—	3,671	—
Instruments of foreign governments or central banks		738,043	738,043	—	—
Other instruments issued abroad		37,292	33,890	3,402	—
Investments in mutual funds		43,794	43,794	—	—

Investments instruments available for sale	10	1,442,226	1,088,177	354,049	—

Issued by the Government and Chile’s Central Bank		796,621	796,621	—	—
Other instruments issued in the country		119,909	—	119,909	—
Instruments of foreign governments or central banks		291,556	291,556	—	—
Other instruments issued abroad		234,140	—	234,140	—

Financial derivatives agreements		1,173,362	—	1,131,130	42,232

Forwards		171,798	—	171,798	—
Swaps		1,000,205	—	957,973	42,232
Call options		767	—	767	—
Put options		592	—	592	—
Other		—	—	—	—

Total		3,479,893	1,945,409	1,492,252	42,232

LIABILITIES

Financial derivatives agreements		993,264	—	992,407	857

Forwards		162,947	—	162,889	58
Swaps		828,033	—	827,234	799
Call options		1,466	—	1,466	—
Put options		818	—	818	—
Other		—	—	—	—

Total		993,264	—	992,407	857

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	93

			Fair value measurement of instruments valued recurrently using
12-31-2016		Fair value	Market value for identified assets (Level 1)	Other observable significant variables (Level 2)	Non-observable significant variables (Level 3)
		million $	million $	million $	million $
ASSETS

Trading instruments	6	632,557	607,436	25,121	—

Issued by the Government and Chile’s Central Bank		26,204	26,204	—	—
Other instruments issued in the country		13,394	—	13,394	—
Instruments issued by foreign governments or central banks		547,499	547,499	—	—
Other instruments issued abroad		11,727	—	11,727	—
Investments in mutual funds		33,733	33,733	—	—

Investment instruments available for sale	10	2,054,110	1,480,027	574,083	—

Issued by the Government and Banco Central de Chile		1,173,973	1,173,973	—	—
Other instruments issued in the country		432,811	—	432,811	—
Instruments issued by foreign governments or central banks		284,444	284,444	—	—
Other instruments issued abroad		162,882	21,610	141,272	—

Financial derivative agreements		1,102,769	—	1,061,645	41,124

Forwards		177,590	—	177,590	—
Swaps		923,871	—	882,747	41,124
Call options		977	—	977	—
Put options		331	—	331	—
Other		—	—	—	—

Total		3,789,436	2,087,463	1,660,849	41,124

LIABILITIES

Financial derivative agreements		907,334	—	905,994	1,340

Forwards		147,783	—	147,174	609
Swaps		757,500	—	756,769	731
Call options		941	—	941	—
Put options		1,110	—	1,110	—
Other		—	—	—	—

Total		907,334	—	905,994	1,340

d.	Transfers between level 1 and 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 in 2017:

	Fair value measurement of instruments valued recurrently
3-31-2017	Fair value	Level 1 to 2	Level 2 to 1
	million $	million $	million $
ASSETS
Trading instruments	864,305	—	—
Investment instruments available for sale	1,442,226	—	—
Financial derivative agreements	1,173,362	—	—

Total	3,479,893	—	—

LIABILITIES
Financial derivative agreements	993,264	—	—

Total	993,264	—	—

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	94

	Fair value measurement of instruments valued recurrently
12-31-2016	Fair value	Level 1 to 2	Level 2 to 1
	million $	million $	million $
ASSETS
Trading instruments	632,557	—	—
Investment instruments available for sale	2,054,110	—	—
Financial derivative agreements	1,102,769	—	—

Total	3,789,436	—	—

LIABILITIES
Financial derivative agreements	907,334	—	—

Total	907,334	—	—

There was no transfer between level 1 and 2 for the periods mentioned.

e.	Disclosures regarding level 3 assets and liabilities

Level 3 assets and liabilities are valued by using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•	Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

Given that none of these products has a market, the Bank uses financial engineering valuation techniques which incorporate unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Unobservable variables are created based on the foregoing such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Finally, all the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products gives rise to significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation since the modeled liquidity premiums have a quick mean reversion for the short part and a low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and year-end 2016.

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Level 3 reconciliation
3-31-2017	Beginning balance	Income (loss) acknowledged in results	Income (loss) acknowledged in Shareholders’ Equity	Net of purchases, sales and agreements	Transfers from Levels 1 and 2	Ending balance
	MM$	MM$	MM$	MM$	MM$	MM$
ASSETS
Trading instruments	—	—	—	—	—	—
Investment instruments available for sale	—	—	—	—	—	—
Financial derivatives agreements	41,124	1,887	—	(779)	—	42,232
Forwards	—	66	—	(66)	—	—
Swaps	41,124	1,821	—	(713)	—	42,232
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—

Total	41,124	1,887	—	(779)	—	42,232

LIABILITIES
Financial derivatives agreements	1,340	(265)	—	(218)	—	857
Forwards	609	(455)	—	(96)	—	58
Swaps	731	190	—	(122)	—	799
Call Options	—	—	—		—	—
Put Options	—	—	—		—	—

Total	1,340	(265)	—	(218)	—	857

Level 3 reconciliation
12/31/2016	Beginning balance	Income (loss) acknowledged in results	Income (loss) acknowledged in Shareholders’ Equity	Net of purchases, sales and agreements	Transfers from Levels 1 and 2	Ending balance
	MM$	MM$	MM$	MM$	MM$	MM$
ASSETS
Trading instruments	—	—	—	—	—	—
Investment instruments available for sale	—	—	—	—	—	—
Financial derivatives agreements	754	646	—	39,724	—	41,124
Forwards	—	221	—	(221)	—	—
Swaps	754	425	—	39,945	—	41,124
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—

Total	754	646	—	39,724	—	41,124

LIABILITIES
Financial derivatives agreements	—	2,715	—	(1,375)	—	1,340
Forwards	—	738	—	(129)	—	609
Swaps	—	1,977	—	(1,246)	—	731
Call Options	—	—	—		—	—
Put Options	—	—	—		—	—

Total	—	2,715	—	(1,375)	—	1,340

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f.	Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of March 2017 and December 2016.

		Fair value measurement of items which are NOT valued recurrently
3-31-2017	Note	Estimated fair value	Asset fair value for identified assets (Level 1)	Other observable significant variables (Level 2)	Non-observable significant variables (Level 3)
		million $	million $	million $	million $
ASSETS
Cash and banks	5	1,454,151	1,454,151	—	—
Transactions with ongoing liquidation	5	296,780	296,780	—	—
Saleback agreement and securities lending	7	144,281	144,281	—	—
Due from banks	8	166,908	166,908	—	—
Credits and customers receivables		20,922,931	—	—	20,922,931
Investment instruments to maturity		234,604	234,604	—	—

		23,219,655	2,296,724	—	20,922,931

LIABILITIES
Deposits and other time liabilities	16	4,428,051	4,428,051	—	—
Operaciones con liquidación en curso	5	228,566	228,566	—	—
Transactions with ongoing liquidation	7	529,512	529,512	—	—
Saleback agreement and securities lending		10,502,172	—	10,502,172	—
Due to banks		2,044,166	2,044,166	—	—
Debt instruments issued		6,474,708	—	6,474,708	—
Other financial obligations	18	20,263	20,263	—	—

		24,227,438	7,250,558	16,976,880	—

		Fair value measurement of items which are NOT valued recurrently
12-31-2016	Note	Estimated fair value	Asset fair value for identified assets (Level 1)	Other observable significant variables (Level 2)	Non-observable significant variables (Level 3)
		million $	million $	million $	million $
ASSETS
Cash and banks	5	1,487,137	1,487,137	—	—
Transactions with ongoing liquidation	5	145,769	145,769	—	—
Saleback agreement and securities lending	7	170,242	170,242	—	—
Due from banks	8	150,568	150,568	—	—
Credits and customers receivables		20,480,706	—	—	20,480,706
Investment instruments to maturity		200,615	—	200,615	—

		22,635,037	1,953,716	200,615	20,480,706

LIABILITIES
Deposits and other time liabilities	16	4,453,191	4,453,191	—	—
Operaciones con liquidación en curso	5	67,413	67,413	—	—
Transactions with ongoing liquidation	7	373,879	373,879	—	—
Saleback agreement and securities lending		11,603,528	—	11,603,528	—
Due to banks		2,190,715	2,190,715	—	—
Debt instruments issued		5,419,646	—	5,419,646	—
Other financial obligations	18	25,563	25,563	—	—

		24,133,935	7,110,761	17,023,174	—

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Note 32—Risk Management

a. Introduction:

As a result of its activities, the Bank and its subsidiaries are exposed to several types of risks mainly related to the loan portfolio and financial instruments.

Risk management policies are established for the purpose of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

The Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system consistent with international best practices and Chilean regulations, mainly from the SBIF. One of the main functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to assure that their actions are consistent with the best practices and defined risk appetite levels. To accomplish the foregoing, there is a Government consisting of several Committees which lay out performance guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Auditing Committee

This Committee is created to monitor the efficiency of the Bank’s internal control systems and compliance with its regulations and other internal statutory rules. In addition, it must oversee the various aspects that involve the maintenance, application and operation of the Bank’s internal controls as well as closely monitor compliance with the rules and procedures governing its practice, and rely upon a clear understanding of the risks that may result from the transactions the Bank performs.

The committee is linked to the Board of Directors through the participation of at least two board members named by the Board of Directors itself. These members must report to the Board of Directors those situations and events analyzed by the Committee, thus holding the Bank’s Directors responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the Bank’s Controller as well as its Internal Audit function including its independence from the management and serve, at the same time, as a link between the internal audit department and the external auditors as well as between these two groups and the Board of Directors.

Directors’ Committee

The Directors’ Committee is mainly in charge of strengthening the self-regulation of the Bank and other entities under its control thus making the performance of the Board of Directors more efficient through a greater supervision of the management’s activities.

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Moreover, it is also responsible for adopting the necessary resolutions to protect the shareholders, in particular the minority ones, and for examining the executive compensation systems and prepare a report on any background related to the transactions referred to in title XVI of Law 18.046. A copy of this report will be sent to the Board of Directors, which must submit it to be read at the relevant meeting of the Board of Directors either to approve or reject each respective transaction.

In its role as auditor of the corporate activity, the Committee must inform the market any violations or major corporate events, as well as transactions that the company carries out with the parties related to the controlling shareholder or any other kind of control issues.

Corporate Governance Committee

For the purposes of this Committee, and being aware of how difficult it is to include in a single definition all the aspects of a good Corporate Governance, Corporate Governance will be considered as the set of institutional instances and practices that may impact on a company’s decision making process, contributing to the creation of sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility vis-à-vis the market.

Therefore, an appropriate bank’s Corporate Governance must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

The Corporate Governance Committee is an advisory body of the Board of Directors liable for ensuring the existence and development in the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, amendments or adjustments as it deems appropriate and will ensure the proper implementation and application of the corporate governance practices and policies defined by the Board of Directors.

Executive Loan Committees

The Executive Loan Committee is liable for approving transactions and matters submitted to it in accordance with defined limits and procedures, by ensuring the application and compliance of credit risk policies defined by the Bank strictly subject to the regulation in force.

Assets and Liabilities Committee (ALCO):

The Assets and Liabilities Committee (hereinafter also referred to as “ALCO”) is, after the Board of Directors and its specialized committees, the next highest body involved in managing the bank’s financial policies.

This Committee is liable for complying with the financial guidelines set by the Board of Directors. In this sense, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the different alternatives available to make decisions that ensure the highest and most sustainable profitability compatible with a financial risk level consistent with the nature of the business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This Committee is mainly engaged in planning and coordinating activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, becoming acquainted with the tasks performed by the Compliance Officer, who has also been appointed as the prevention supervisor in accordance with Law No. 20.393, as well as adopting resolutions to improve prevention and control measures proposed by the Compliance Officer.

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Operational Risk Committee

This Committee is liable for evaluating the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with the current regulation of the Superintendencia de Bancos e Instituciones Financieras (SBIF) (Chilean Superintendency of Banks and Financial Institutions) in order to improve any Bank’s weaknesses and ensure the proper implementation of any statutory changes. It is intended to ensure that critical processes are under an internal control environment that allows us to operate with stability and consistency, also achieving the goals of confidentiality, integrity and availability of information resources.

Compliance Committee

This Committee is mainly engaged in defining, promoting and ensuring that the behavior of all Itaú-Corpbanca employees meets the high standards of professional and personal excellence, which must, at all times, be guided by the principles and corporate values embodied in our organization’s spirit, philosophy and good business practices. It is also responsible for ensuring the application of the Regulatory Compliance Model in accordance with the definitions established by this Committee, and keeping itself informed of the tasks performed by the Compliance Officer on such matters, as well as adopting resolutions to improve control measures proposed by the Compliance Officer.

Internal Audit

The main function of the Internal Audit is to support the Board of Directors and Senior Management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

Our goal is to continue progressing to become the best bank and have first-rate human capital. All associates, directors and the Subsidiaries must abide by the ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

b. Main Risks and Requirements Affecting the Bank and its Subsidiaries:

B.1 Credit Risk

The Corporate Risk Division is responsible for identifying, analyzing and monitoring the Bank’s risks.

Credit risk is the risk of potential loss faced by the Bank if a customer or counter-party in a financial instrument fails to comply with its contractual obligations to the Bank.

•	Quantitative and Qualitative Disclosures about Credit Risk

For Itaú Corpbanca, the adequate risk management in all its areas, and particularly with regard to credit risks, is one of the cornerstones of the Bank’s portfolio management efforts, ensuring that it maintains a proper risk/return ratio.

The Bank’s risk philosophy outlines three lines of defense: (i) its business areas; (ii) the credit risk areas, and (iii) the Internal Audit.

The Credit Risk Managements have total autonomy vis-a-vis the business areas, their sizes and organization are in line with the demands demanded by the size of the portfolio, as well as the complexity of the transactions.

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For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in line with the segments they address. These allow exercising an appropriate control of the risk, according to the size and complexity of the transactions carried out by the Bank.

The credit risk management is based on the following core elements:

•	Loan Policies

•	Loan approval processes.

•	Sound risk culture that is consistent with the Bank’s strategy.

•	Regulatory and preventative outlook on risk.

•	Human resources with considerable expertise in loan-related decision making.

•	Active participation of the Credit Risk Division in the approval process, using a market segmented structure.

•	Defined monitoring and collections processes with involvement from the Commercial and Risk Areas.

•	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

Moreover, there are Credit Committees associated with the Debtors’ Risk Ratings and with attributions mainly located in the committees in which Risk Managers participate. The decision of the Directors of the Bank is required in case of large amounts.

These committees define the individual and group exposure levels with customers as well as the mitigating conditions such as collateral, loan agreements, etc. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed or by activation of an alert, whichever occurs first.

The Bank’s risk management tool divides its portfolio into the following categories:

•	Normal Risk Portfolio.

•	Substandard Portfolio

•	Default Portfolio.

Normal Risk Portfolio.

It includes debtors with payment capacity to comply with their obligations and commitments on a regular basis, whose economic and financial situation shows no signs that this may change.

They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank’s total sales.

Substandard Portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing low flexibility to meet its financial obligations in the short term. Among other customers, this portfolio includes delinquent debtors with recent balances between 30 and 89 days past due that may be attributed to the performance of the company.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default Portfolio.

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

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The Rating and Asset Control Area reviews compliance with this provision on a monthly basis.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include: collaterals and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Collaterals and guarantees represent an irrevocable payment obligation. In the event that a guaranteed customer does not fulfill its obligations to third parties secured by the Bank, the latter will make the relevant payments in order that such transactions represent the same exposure to credit risk as a common loan.

The letters of credit are commitments evidenced in writing by the Bank on behalf of a customer that are secured by merchandise on board to which they are related, and which therefore have less risk than a direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment assumed with a third party, secured by them.

Financial instruments

For this type of assets, the Bank measures the issuers’ potential uncollectibility using internal and external ratings such as risk rating agencies that are independent from the Bank.

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of March 31, 2017 and December 31, 2016, for different balance sheet items, including derivatives, without deducting any collateral or security interests or other credit enhancements received.

		Maximum exposure
	Note	3-31-2017	12-31-2016
		MM$	MM$
Due from banks	8	166,908	150,568
Credits and customers receivables	9	20,478,970	20,427,214
Financial derivatives agreements		1,173,362	1,102,769
Salesback agreements and securities lending	7	144,281	170,242
Investment instruments available for sale	10	1,442,226	2,054,110
Investment instruments through maturity	10	253,434	226,433
Other assets	15	360,076	461,299
Contingent credits	20	5,332,935	5,310,136

Total		29,352,192	29,902,771

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific Notes.

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Guarantees

Guarantees have been created in favor of the Bank to mitigate credit risks. The main guarantees provided by customers are detailed as follows:

For loans to companies, the main guarantees are:

•	Machinery and/or equipment

•	Projects under construction, buildings with specific purposes and

•	Urban plots or land.

For loans to individuals, the main guarantees are:

•	Houses

•	Apartments

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are Mortgages (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and Pledges (inventory, farm assets, industrial assets, plantings, other pledged assets).

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Credit Quality by Financial Asset Class

With regard to the quality of credits, the latter are described consistent with the standards issued by the Chilean Superintendency of Banks and Financial Institutions. Credit quality is broken down as follows:

																					Group Portfolio

	Standard Portfolio							Substandard Portfolio					Default Portfolio							Total	Standard portfolio	Default portfolio	Total	Total portfolio

3-31-2017	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal

	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $

Loans and accounts receivable
Due from banks	58,549	79,684	28,675	—	—	—	166,908	—	—	—	—	—	—	—	—	—	—	—	—	166,908	—	—	—	166,908
Allowance	21	158	10	—	—	—	189	—	—	—	—	—	—	—	—	—	—	—	—	189	—	—	—	189
Allowance %	0.04%	0.08%	0.22%	—	—	—	0.12%	—	—	—	—	—	—	—	—	—	—	—	—	0.12%	—	—	—	0.12%
Loans and customers receivable
Commercial Loans	46,396	265,297	2,764,321	3,564,041	2,461,124	591,170	9,692,349	351,902	149,557	76,693	106,526	684,678	51,327	14,297	69,589	28,713	34,600	108,826	307,352	10,684,379	1,196,543	71,434	1,267,977	11,952,356
Foreign trade credits	—	—	120,536	281,481	125,840	10,638	538,495	31,100	14,938	12,642	4,798	63,478	12,316	16,656	15,034	—	2,034	6,452	52,492	654,465	53,956	1,059	55,015	709,480
Checking account debtors	—	1,834	16,801	39,012	36,569	7,503	101,719	2,795	789	273	496	4,353	347	418	1	—	799	3,674	5,239	111,311	35,032	3,433	38,465	149,776
Factoring transactions	3,153	6,664	22,246	21,556	8,112	3,018	64,749	107	—	—	81	188	—	—	—	—	112	94	206	65,143	3,083	408	3,491	68,634
Students transactions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	586,688	37,925	624,613	624,613
Leasing transactions	4,304	7,767	97,554	312,082	337,520	56,262	815,489	48,520	3,965	18,579	18,268	89,332	12,019	15,039	20,936	3,445	3,122	6,013	60,574	965,395	94,927	6,579	101,506	1,066,901
Other credits and accounts receivable	8	69	672	3,821	4,224	418	9,212	216	47	60	307	630	5	70	7	62	26	963	1,133	10,975	20,350	1,745	22,095	33,070
Commercial Loans Subtotal	53,861	281,631	3,022,130	4,221,993	2,973,389	669,009	11,222,013	434,640	169,296	108,247	130,476	842,659	76,014	46,480	105,567	32,220	40,693	126,022	426,996	12,491,668	1,990,579	122,583	2,113,162	14,604,830
Allowance	21	273	2,915	34,188	55,521	24,528	117,446	23,336	17,189	16,849	25,861	83,235	1,393	6,813	22,956	17,878	28,546	108,049	185,635	386,316	21,997	33,877	55,874	442,190
Allowance %	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.09%	21.08%	2.52%	2.97%
Housing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,817,265	138,714	3,955,979	3,955,979
Allowance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	19,212	18,790	38,002	38,002
Allowance %	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.50%	12.52%	0.92%	0.92%
Consumption	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,433,699	99,021	2,532,720	2,532,720
Allowance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	75,282	59,087	134,369	134,369
Allowance %	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3.01%	59.14%	5.13%	5.13%

Total placements	53,861	281,631	3,022,130	4,221,993	2,973,389	669,009	11,222,013	434,640	169,296	108,247	130,476	842,659	76,014	46,480	105,567	32,220	40,693	126,022	426,996	12,491,668	8,241,543	360,318	8,601,861	21,093,529
Allowance	21	273	2,915	34,188	55,521	24,528	117,446	23,336	17,189	16,849	25,861	83,235	1,393	6,813	22,956	17,878	28,546	108,049	185,635	386,316	116,491	111,754	228,245	614,561
Allowance %	0.04%	0.10%	0.10%	0.81%	1.87%	3.67%	1.05%	5.37%	10.15%	15.57%	19.82%	9.88%	1.83%	14.66%	21.75%	55.49%	70.15%	85.74%	43.47%	3.09%	1.41%	31.02%	2.65%	2.91%
Investment instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	Individual portfolio																				Group Portfolio

	Standard Portfolio							Substandard Portfolio					Default Portfolio							Total	Standard portfolio	Default portfolio	Total	Total portfolio

12-31-2016	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal

	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $	million $

Loans and accounts receivable
Due from banks	37,960	76,834	33,751	2,235	—	—	150,780	—	—	—	—	—	—	—	—	—	—	—	—	150,780	—	—	—	150,780
Allowance	14	85	73	39	—	—	211	—	—	—	—	—	—	—	—	—	—	—	—	211	—	—	—	211
Allowance %	0.04%	0.08%	0.22%	1.75%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.12%
Loans and customers receivable
Commercial Loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	9,700,185	288,559	124,372	60,771	174,912	648,614	44,173	19,479	81,515	19,769	39,177	93,789	297,902	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign trade credits	—	727	150,548	337,499	113,418	34,313	636,505	21,950	7,419	16,512	6,087	51,968	4,842	18,751	10,360	4,549	947	5,251	44,700	733,173	20,198	773	20,971	754,144
Checking account debtors	2	407	10,443	19,249	20,847	7,218	58,166	2,140	914	118	735	3,907	7	33	8	124	403	2,024	2,599	64,672	65,640	3,389	69,029	133,701
Factoring transactions	11,811	9,550	20,040	15,093	11,729	2,903	71,126	128	—	—	236	364	—	—	—	—	113	486	599	72,089	3,713	339	4,052	76,141
Students transactions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	605,052	27,255	632,307	632,307
Leasing transactions	4,234	6,064	107,786	307,019	325,678	62,920	813,701	54,327	6,998	7,896	16,869	86,090	11,677	12,764	17,812	3,886	3,040	13,081	62,260	962,051	104,279	7,176	111,455	1,073,506
Other credits and accounts receivable	111	312	2,101	3,264	3,318	664	9,770	493	51	35	157	736	16	393	1	14	48	162	634	11,140	17,446	1,714	19,160	30,300
Commercial Loans Subtotal	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	11,289,453	367,597	139,754	85,332	198,996	791,679	60,715	51,420	109,696	28,342	43,728	114,793	408,694	12,489,826	2,012,214	154,423	2,166,637	14,656,463
Allowance	22	189	3,218	37,129	52,578	17,658	110,794	16,919	19,979	16,789	39,901	93,588	1,214	5,142	27,425	11,337	28,423	103,316	176,857	381,239	22,017	32,550	54,567	435,806
Allowance %	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.09%	21.08%		2.97%
Housing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,755,370	133,147	3,888,517	3,888,517
Allowance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,912	16,670	35,582	35,582
Allowance %	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.50%	12.52%	0.92%	0.92%
Consumption	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,387,009	93,955	2,480,964	2,480,964
Allowance	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	71,780	55,562	127,342	127,342
Allowance %	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3.01%	59.14%	5.13%	5.13%

Total placements	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	11,289,453	367,597	139,754	85,332	198,996	791,679	60,715	51,420	109,696	28,342	43,728	114,793	408,694	12,489,826	8,154,593	381,525	8,536,118	21,025,944
Allowance	22	189	3,218	37,129	52,578	17,658	110,794	16,919	19,979	16,789	39,901	93,588	1,214	5,142	27,425	11,337	28,423	103,316	176,857	381,239	112,709	104,782	217,491	598,730
Allowance %	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.38%	27.46%	2.55%	2.85%
Investment instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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b.2 Financial Risk

a. Definition and Principles of Financial Risk Management

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counter-party Risk.

a.1 Market Risk

Market Risk is the exposure to economic gains or losses caused by changes in prices and market variables. This risk arises from the activities of the trading and banking book. In the first case, it derives from activities intended to obtain short-term gains which intensively use fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

•	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse variations in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

•	Positions in foreign currency (FX) contemplated in the trading book.

•	Currency mismatches between assets and liabilities in the Banking Book.

•	Cash flow mismatches in different currencies.

•	Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk.”

•	Indexation Risk

Indexation risk is the exposure to changes in readjustability index units (such as, the Unidad de Fomento (UF), Unidad de Valor Real (UVR) or others) denominated in national or foreign currency, in which any of the instruments, contracts or other transactions may be recorded in the balance sheet.

•	Interest Rate Risk

Interest Rate Risk is the exposure to changes in market interest rates. Changes in market interest rates may affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk may be represented by sensitivities to parallel and/or non-parallel yield movements, the effects of which may be reflected in the prices of instruments, the financial margin, equity and economic value.

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•	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

a.2) Funding Liquidity Risk.

Funding Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to a funding liquidity risk which is intrinsic to their role as intermediaries in the economy. In general, it is noted in the financial markets that the demand for medium and long-term financing is much higher than the supply of funds for these periods of time, and that there is a significant supply of short-term financing. In this sense, the intermediation role of financial institutions, by assuming the risk of meeting the demand for medium and long-term financing dealing with the funds available in the short term is essential for the proper operation of the economy.

Appropriately managing funding liquidity risk should not only allow timely compliance with contractual obligations, but also that:

•	the liquidation of positions, when it has been so decided, may be carried out without any significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries may be financed at competitive rates.

•	the Bank may avoid fines or statutory penalties for not complying with regulations.

a.3) Counterparty Risk

Counterparty Risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative transactions with bilateral risk.

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is assessed through an individual analysis of the ability to pay debtors and potential borrowers to meet their commitments on time and form.

b. Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

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b.1) Identification of Financial Risks

The Financial Risk Management relies upon a high technical team that constantly monitors the activities of the banking system and its subsidiaries in search of potential non-quantified and controlled risks. Moreover, the Bank’s Treasury Division serves as a first line of defense and plays an essential role in risk detection. Banco Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

b.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. The Board of Directors and the senior management are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always abiding by the current regulations. The limit setting process is the instrument used to establish the equity available to each activity. Limit setting is a dynamic process that responds to the risk level considered acceptable by senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board of Directors. Moreover, it regularly measures incurred risks, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counter-parties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

•	Efficiently and comprehensively identifying and outlining the main types of financial risks incurred so that they are consistent with the business management and the defined strategy.

•	Quantifying and reporting to the business areas the risk levels and profile that the senior management considers acceptable in order to avoid incurring undesired risks.

•	Giving flexibility to the business areas at the time of taking financial risks efficiently and timely according to the changes in the market and in the business strategies, always within the levels of risk that are considered acceptable by the entity.

•	Allowing business generators a cautious but sufficient risk-taking to achieve the budgeted results.

•	Determining the range of products and underlying assets with which each treasury unit may operate, based on characteristics such as the model, valuation systems and liquidity of the involved instruments, among other factors.

The metrics, by type of risk, used to quantify the exposures or evidence a materialization of the same are detailed below:

•	Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books: The following regulatory and internal metrics are used to monitor and control market risk:

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Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 “Standards on Measuring and Controlling Market Risks in Banking Companies” of the Compendium of Financial Standards) and supplemented by the SBIF (Chapter 12-21 “Standards on Measuring and Controlling Market Risks”), which is a risk measurement based on the standard methodology of the Basel Committee, which is designed to quantify exposure to market risks for the Banking and Trading Books.

The regulatory market risk measurement in the Trading Book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the Credit Risk Weighted Assets; in no case may this sum be greater than the Bank’s Regulatory Capital.

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis, its positions at risk and compliance with those limits (regulatory report SBIF C41). It must also monthly inform the SBIF on the consolidated positions at risk of subsidiaries and foreign subsidiaries (regulatory report SBIF C43).

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of March 31, 2017 and 2016.

Trading Book

Limit Consumption	As of March 31
	2017	2016
Risk Market Exposure (RME)	60.1%	50.2%

The regulatory risk measurement in the Banking Book (regulatory report SBIF C40) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (regulatory report SBIF C40) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. At present, the use of limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of the annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of March 31, 2017 and 201621:

Banking book

Limit Consumption	As of March 31
	2017	2016
Short term exposure to interest rate risk (STE)	33.2%	63.5%
Long terms exposure to interest rate risk (LTE)	57.8%	15.2%

[21]	For 2016 short term limit C40 is 30% of the annual operating income.

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Value at Risk (VaR)

•	Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day.

•	Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the one stated above, and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board of Directors defines limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) which may be maintained, and is monitored on a daily basis. The measurement is also subjected to back-testing to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored on a daily basis to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation. The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. As the VaR does not consider stress scenarios, it is supplemented by stress testing. The Bank uses metrics that take into account prospective, historical and standardized scenarios.

Although the Value at Risk model is one of the most frequently used ones by the local financial industry, like any model it has limitations that must be taken into consideration:

•	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, as far as the Bank is concerned, it does not reflect what happens in the 1% of the tail. This is mitigated by the stress measures detailed below.

•	It does not consider intraday results, but only reflects the potential loss given current positions.

•	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking books.

•	Trading Book Positions by Risk Factor:

Trading Book positions as of March 31, 2017 and 2016 are listed below:

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	Position
Risk factor/Products	March 31, 2017	March 31, 2016
	million $	million $
CLP Rates
Derivatives	(697,251)	167,871
Investments	14,274	43,461

CLF Rates
Derivatives	420,026	87,895
Investments	72	263

COP Rates
Derivatives	4,424	—
Investments	395,109	—

UVR Rates
Derivatives	—	—
Investments	170,553	—

USD Rates	(378,411)	(174,464)

OM Rates	(3,250)	(7,622)

MX (Exchange rate)	4,164	13,609

Inflation (CLF)	—	—

Optionality (Gamma, Vega)	6	—

Trading Book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or “FX,” inflation and optionality) of the portfolios within the Trading Book. The Trading Book is made up of the financial assets presented in notes 6 and 8, and financial liabilities presented in note 8. The currency position incorporates the amortized cost positions from the Statement of Financial Position, excluding the positions related to the foreign investment with their respective hedges. The currency positions in the Trading Book have limits for each currency.

•	Banking Book Positions by Risk Factor:

FX and Inflation Positions in Banking Book:

Foreign currency and inflation positions in the Banking Book (in MM CLP) as of March 31 2017, and 2016, are shown below:

	March 2017	March 2016
CLF Position	(54,917)	718,964
MX Position	(1,136,693)	12,747

Positions in currencies other than the CLP (FX) and exposure to indexation are classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. . One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of March 2017, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1,045 million). The Bank hedges part of these positions on a permanent basis using currency derivatives.

The currency positions in the Banking Book have limits for each currency.

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Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using the representation by risk factor of cash flows stated at fair value, assigned at the repricing date and by currency. This methodology enables the detection of concentrations of interest rate risk over different time frames. All balance sheet and off-balance sheet items are ungrouped into cash flows and placed at the repricing / maturity point. For those accounts without contractual maturity dates, an internal model is used to analyze and estimate their term of duration and sensitivities.

The following table shows the Banking Book Positions (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of the end of March 2017, and March 2016.

The reflected exposures are the present values resulting from:

•	Modeling contractual cash flows based on behaviors that affect market risk exposure. . Example: prepayment, renewal, etc.

•	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•	Discounting cash flows from items accounted for at market value at the market rate.

CLP Position	March 2017 closing
	1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years
ASSETS	3,680,413	1,021,517	1,499,977	1,414,268	516,760

Cash and Banks	659,155	—	—	—	—
Salesback agreements	98,156	—	—	—	—
Credits and customers accounts receivables	2,173,099	1,001,445	1,433,029	1,074,283	441,599
Investments available for sale	113,482	20,072	66,948	339,985	75,161
Investments through maturity	—	—	—	—	—
Fixed assets and investments	157,417	—	—	—	—
Other assets	479,104	—	—	—	—

LIABILITIES	(7,741,322)	(1,142,252)	(1,806,752)	(444,471)	(172,450)

Deposits and sight liabilities	(1,134,747)	(125,548)	(404,182)	(288,022)	(27,047)
Deposits and other time raising of funds	(2,987,170)	(1,014,622)	(1,370,150)	(85,861)	—
Debt instruments issued	—	(1,569)	(32,220)	(70,588)	(145,403)
Other liabilities	(283,955)	—	—	—	—
Capital and reserves	(3,251,647)	—	—	—	—
Salesback agreement	(83,803)	(513)	(200)	—	—

DERIVATIVES	(286,034)	191,288	1,553,250	(128,991)	51,573

Financial derivatives agreements	(286,034)	191,288	1,553,250	(128,991)	51,573

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CLF Position	March 2017 closing
	1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years
ASSETS	267,080	663,766	1,901,349	1,881,190	3,970,543

Cash and Banks	—	—	—	—	—
Salesback agreements	—	—	—	—	—
Credits and customers accounts receivables	318,104	627,738	1,744,561	1,805,893	3,964,950
Investments available for sale	889	36,028	156,788	75,297	5,593
Investments through maturity	—	—	—	—	—
Fixed assets and investments	—	—	—	—	—
Other assets	(51,913)	—	—	—	—

LIABILITIES	(130,722)	(485,964)	(844,171)	(944,534)	(3,830,258)

Deposits and sight liabilities	(19,636)	—	—	—	—
Deposits and other time raising of funds	(80,891)	(85,908)	(559,727)	(99,848)	(435,734)
Debt instruments issued	(16,818)	(382,418)	(247,338)	(780,209)	(3,376,458)
Other liabilities	(13,377)	(17,638)	(37,106)	(64,477)	(18,066)
Capital and reserves	—	—	—	—	—
Salesback agreement	—	—	—	—	—

DERIVATIVES	(430,528)	(282,222)	(1,852,010)	(257,685)	319,249

Financial derivatives agreements	(430,528)	(282,222)	(1,852,010)	(257,685)	319,249

COP and UVR Position	March 2017 closing
	1 month	1 to 3 months	3 months to 1	1 to 3 years	More than 3
ASSETS	2,348,965	530,907	810,640	845,637	879,505

Cash and Banks	185,957	—	—	—	—
Salesback agreements	64,455	—	—	—	—
receivables	1,627,644	521,017	761,818	779,474	591,148
Investments available for sale	21,084	3,076	48,822	66,163	288,357
Investments through maturity	92,847	6,814	—	—	—
Fixed assets and investments	—	—	—	—	—
Other assets	356,978	—	—	—	—

LIABILITIES	(3,843,146)	(555,539)	(981,474)	(607,620)	(403,259)

Deposits and sight liabilities	(1,697,868)	—	—	—	—
Deposits and other time raising of funds	(652,622)	(548,007)	(848,155)	(487,804)	(165,959)
Debt instruments issued	(19,693)	(7,532)	(133,319)	(119,816)	(237,300)
Other liabilities	(684,458)	—	—	—	—
Capital and reserves	(788,505)	—	—	—	—
Salesback agreement	—	—	—	—	—

DERIVATIVES	489,200	(456,118)	(178,620)	152,412	(103,634)

Financial derivatives agreements	489,200	(456,118)	(178,620)	152,412	(103,634)

MX Position	March 2017 closing
	1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years
ASSETS	637,306	245,916	718,899	26,733	25,746

Cash and Banks	465,354	—	—	—	—
Salesback agreements	58,574	—	—	—	—
Credits and customers accounts receivables	278,572	245,916	685,845	17,138	19,949
Investments available for sale	—	—	33,054	9,595	5,797
Investments through maturity	—	—	—	—	—
Fixed assets and investments	—	—	—	—	—
Other assets	(165,194)	—	—	—	—

LIABILITIES	(1,031,766)	(327,445)	(1,011,892)	(543,539)	(10,005)

Deposits and sight liabilities	(255,945)	(20,944)	(67,630)	(48,292)	(10,005)
Deposits and other time raising of funds	(646,318)	(302,673)	(324,720)	—	—
Debt instruments issued	—	(3,828)	(619,542)	(495,247)	—
Other liabilities	(100,265)	—	—	—	—
Capital and reserves	(28,982)	—	—	—	—
Salesback agreement	(256)	—	—	—	—

DERIVATIVES	406,384	105,406	271,403	428,723	(6,420)

Financial derivatives agreements	406,384	105,406	271,403	428,723	(6,420)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	112

	March 2016 closing
CLP Position	1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years
ASSETS	2,179,070	492,518	496,108	416,265	130,988

Cash and Banks	675,783	—	—	—	—
Salesback agreements	53,416	—	—	—	—
Credits and customers accounts receivables	819,534	479,709	481,295	396,777	130,988
Investments available for sale	138,418	12,809	14,813	19,488	—
Investments through maturity	—	—	—	—	—
Fixed assets and investments	148,201	—	—	—	—
Other assets	343,718	—	—	—	—

LIABILITIES	(3,087,452)	(498,997)	(910,700)	(296,280)	(20,540)

Deposits and sight liabilities	(553,231)	(48,207)	(156,714)	(114,809)	(11,306)
Deposits and other time raising of funds	(857,240)	(449,767)	(752,396)	(151,734)	(9,234)
Debt instruments issued	—	(983)	(1,590)	(29,737)	—
Other liabilities	(205,089)	—	—	—	—
Capital and reserves	(1,400,441)	—	—	—	—
Salesback agreement	(71,451)	(40)	—	—	—

DERIVATIVES	(9,612)	367,605	336,578	(64,903)	(72,981)

Financial derivatives agreements	(9,612)	367,605	336,578	(64,903)	(72,981)

	March 2016 closing
CLF Position	1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years
ASSETS	293,740	445,688	693,906	741,446	2,245,644

Cash and Banks	—	—	—	—	—
Salesback agreements	—	—	—	—	—
Credits and customers accounts receivables	262,990	436,866	632,579	614,120	2,245,644
Investments available for sale	15,501	8,822	61,327	127,326	—
Investments through maturity	—	—	—	—	—
Fixed assets and investments	—	—	—	—	—
Other assets	15,249	—	—	—	—

LIABILITIES	(83,821)	(131,634)	(642,238)	(558,398)	(1,789,872)

Deposits and sight liabilities	(1,270)	—	—	—	—
Deposits and other time raising of funds	(13,091)	(95,772)	(510,071)	(213,332)	(384,928)
Debt instruments issued	(12,127)	(17,533)	(85,190)	(261,754)	(1,366,151)
Other liabilities	(57,333)	(18,329)	(46,977)	(83,312)	(38,793)
Capital and reserves	—	—	—	—	—
Salesback agreement	—	—	—	—	—

DERIVATIVES	93,312	(269,680)	(1,598)	3,019	(320,551)

Financial derivatives agreements	93,312	(269,680)	(1,598)	3,019	(320,551)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	113

MX Position	March 2016 closing
	1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years
ASSETS	772,412	(118,798)	83,882	16,892	18,903

Cash and Banks	245,007	—	—	—	—
Salesback agreements	—	—	—	—	—
Credits and customers accounts receivables	495,792	(118,798)	83,882	16,892	18,903
Investments available for sale	—	—	—	—	—
Investments through maturity	—	—	—	—	—
Fixed assets and investments	—	—	—	—	—
Other assets	31,613	—	—	—	—

LIABILITIES	(344,410)	(123,324)	(182,434)	(20,685)	(4,525)

Deposits and sight liabilities	(101,314)	(8,775)	(28,487)	(20,685)	(4,525)
Deposits and other time raising of funds	(234,375)	(114,549)	(153,947)	—	—
Debt instruments issued	—	—	—	—	—
Other liabilities	(8,721)	—	—	—	—
Capital and reserves	—	—	—	—	—
Salesback agreement	—	—	—	—	—

DERIVATIVES	(48,096)	(49,515)	11,321	282	841

Financial derivatives agreements	(48,096)	(49,515)	11,321	282	841

The following table summarizes the aforementioned exposures:

Currency	2017 Exposure	2016 Exposure
	million $	million $
CLP	(1,793,228)	(542,332)
CLF	(54,917)	718,964
COP-UVR	(1,072,144)	—
MX	(64,549)	12,747

•	Sensitivity Analysis for Financial Risks

The Bank uses a stress test as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and second-order effects.

With the purpose to comply with IFRS 7.40, the following table reflects an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact on the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	114

Interest Rate Scenarios - Chile (basis points – 0.01%)

Profit and Loss (P&L) Impact Scenarios							Available for sale (AFS) Impact Scenarios							Accrual Book Impact Scenario
Term	Chamber CLP	Government CLP	Chamber CLF	Government CLF	USD Curve	MX Curves	Term	Chamber CLP	Government CLP	Chamber CLF	Government CLF	USD Curve	MX Curves	Term	Chamber CLP	Chamber CLF	USD Curve	MX Curves
1D	-46	74	135	137	45	-45	1D	46	74	-135	137	45	45	1M	46	135	45	45
3M	-46	74	135	137	45	-45	3M	46	74	-135	137	45	45	3M	46	135	45	45
6M	-46	74	135	137	45	-45	6M	46	74	-135	137	45	45	6M	46	135	45	45
9M	-50	71	101	107	40	-40	9M	50	71	-101	107	40	40	9M	50	101	40	40
1Y	-55	69	66	75	36	-36	1Y	55	69	-66	75	36	36	1Y	55	66	36	36
2Y	-56	67	54	74	32	-32	2Y	56	67	-54	74	32	32
3Y	-63	62	54	73	41	-41	3Y	63	62	-54	73	41	41
4Y	-69	57	54	71	51	-51	4Y	69	57	-54	71	51	51
5Y	-75	52	55	70	60	-60	5Y	75	52	-55	70	60	60
7Y	-75	55	56	60	68	-68	7Y	75	55	-56	60	68	68
10Y	-74	60	58	44	80	-80	10Y	74	60	-58	44	80	80
20Y	-74	60	41	33	80	-80	20Y	74	60	-41	33	80	80

Exchange Rate Scenarios - Chile (basic points – 0.01%)

Parity	P&L Impact Scenario	AFS Impact scenario	Amortized Cost Book Impact Scenario
USD-CLP	-3.8%	-3.8%	-3.8%
USD-COP	-7.7%	-7.7%	-7.7%

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	115

Interest Rate Scenarios - Chile (basis points – 0.01%)

Profit and Loss (P & L) Impact Scenarios				Available for sale (AFS) impact scenarios				Accrual Book Impact Scenario
Term	Government COP	Swap IBR	USD Curve	Term	Government COP	Swap IBR	USD Curve	Term	Swap IBR	USD Curve
1D	43	-19	0	1D	43	-19	0	1D	29	0
3M	44	-28	83	3M	44	-28	7	1M	30	14
6M	45	-39	95	6M	45	-39	-2	3M	35	7
9M	46	-46	96	9M	46	-46	-13	6M	39	-2
1Y	47	-54	97	1Y	47	-54	-25	9M	52	-13
2Y	52	-76	107	2Y	52	-76	-16	1Y	65	-25
3Y	56	-80	106	3Y	56	-80	-21
4Y	58	-78	103	4Y	58	-78	-25
5Y	58	-76	99	5Y	58	-76	-29
7Y	59	-77	98	7Y	59	-77	-32
10Y	59	-80	96	10Y	59	-80	-37
20Y	67	-87	96	20Y	67	-87	-37

Exchange Rate Scenarios – Colombia

Parity	P&L Impact Scenario	AFS Impact scenario	Amortized Cost Book Impact Scenario
USD-COP	-2.4%	-2.4%	-2.4%

The following table shows the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect the Bank’s profit and loss (P&L) as of March 31, 2016 and 2017:

Potential Impact on P&L	2017	2016
	million $	million $
CLP Rate Risk	(4,102)	(2,250)
Derivatives	(3,701)	(1,795)
Investments	(401)	(455)

CLF Rate Risk	(3,276)	(8,724)
Derivatives	(3,276)	(8,721)
Investments	—	(3)

COP Rate Risk	(11,317)	—
Derivatives	(1,091)	—
Investments	(10,226)	—

UVR Rate Risk	(425)	—
Derivatives	—	—
Investments	(425)	—

USD Rate Risk	(1,119)	(377)
Other currency rate risk	(32)	(19)

Total Rate Risk	(20,271)	(11,370)

Exchange Risk	(1,413)	(1,458)
Option Risk	(185)	—

Total Risk	(21,869)	(12,828)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	116

Option Risk includes the (Vega) and Gamma volatility risks.

The following table shows the impact on the margin of movements or reasonably likely scenarios on positions in the Accrual [sic] banking book as of the end of March 31, 2017 and 2016.

	2017	2016
Potential Impact on Amortized Cost Banking Book	million $	million $
Impact due to interbank rate risk	(15,726)	(4,234)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

In line with the effects on P&L of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

March 31, 2017

	Potential Impact on Shareholders’ Equity
Interest rate	DV01 (+1 bps)	Impact or changes in interest rates
	USD	million USD	million USD
CLP	(294,517)	(16,33)	(10,814)
CLF	218,286	(27,44)	(18,171)
COP	(212,837)	(22,00)	(14,607)
UVR	—	—	—
USD	(72,120)	(2,94)	(1,951)
Other	—	—	—

Total rate impact	(361,188)	(69)	(45,543)

Exchange rate	Impact of price changes
	million USD	million $
USD	(9)	(5,789)
COP	(24)	(15,612)

Exchange rate total impact	(33)	(21,401)

Total impact	(102)	(66,944)

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	117

March 31, 2016

	Potential Impact on Shareholders’ Equity
Interest rate	DV01 (+1 bps)	Impact of changes in interest rates
	USD	million USD	million USD
CLP	(9,194)	(0)	(315)
CLF	(40,657)	(4)	(2,453)
USD	—	—	—
Other	—	—	—

Rate total impact	(40,584)	(3)	(1,967)

Exchange rate	Impact of price changes
	million USD	million $
USD	—	—
Other	—	—

Total impact	—	—

Total impact	(4)	(2,768)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is dependent on limits defined by the board, definitions from the ALCO and the hedging policy. The ALM Division is responsible for designing and implementing strategies and the Financial Risk Management Division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators that are continuously monitored.

•	Liquidity Risk Metrics and Limits

Liquidity risk measurements are mainly focused on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following regulatory and internal metrics are used to monitor and control liquidity risk:

Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: chapter 12-20 of the SBIF establishes that, with the prior authorization from the regulator, cash outflows associated to retail counterparties may be assigned a maturity date different from their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

•	30-day mismatches in consolidated and foreign currency: 100% of Core Capital.

•	90-day mismatches in consolidated currency: 200% of Core Capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits using the C46 regulatory report of the SBIF.

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	118

The use of the liquidity regulatory limit as of March 31, 2017 and 2016 is shown below:

	As of March 31,
Regulatory Liquidity Indez	2017	2016
30 days	-3%	-2%
30 days in foreign currency	-4%	27%
90 days	12%	17%

Note: Note: Negative percentage (-2%) means that cash inflows exceed cash outflows at that maturity.

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all balance sheet and off-balance sheet items are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of March 31, 2016 and 2017, stated in millions, are shown below:

	March 31, 2017
	Up to 1 month	1-3 months	3-6 months	6 months-1 year	1 to 3 years	5 years	More than 5 years	Total
	million $	million$	million $	million$	million $	million$	million $	million$
Assets	4,789,683	1,892,610	1,796,355	2,709,219	5,126,515	3,449,123	8,768,183	28,531,688
Available funds	1,454,151	—	—	—	—	—	—	1,454,151
Financial investments computable at their market value	1,043,723	24,563	46,930	142,772	395,817	289,361	13,791	1,956,957
Loans to other banks of the country without credit lines	166,908	—	—	—	—	—	—	166,908
Credit lines granted to other banks in the country	—	—	—	—	—	—	—	—
Commercial credit facilities without credit lines	2,014,640	1,627,647	1,434,263	1,576,797	2,804,228	1,913,454	4,546,735	15,917,764
Credit lines and overdrafts - commercial	(265,195)	4,244	562	48,950	38	—	—	(211,401)
Consumption credit facilities without credit lines	70,068	136,209	192,313	348,207	1,068,944	500,669	203,905	2,520,315
Credit lines and overdrafts - consumption	98,405	5,895	1,529	333,672	3,352	—	—	442,853
Housing mortgage loans	39,596	66,414	96,073	191,332	752,734	698,484	3,882,634	5,727,267
Financial investments computed according to issuer’s flow	43,618	47	13,203	44,289	—	—	—	101,157
Other lending transactions or commitments without credit lines	367,546	5,050	6,409	10,204	26,576	4,138	470	420,393
Other credit lines granted	—	—	—	—	—	—	—	—
Derivatives agreements	(243,777)	22,541	5,073	12,996	74,826	43,017	120,648	35,324

Liabilities	(8,922,490)	(2,585,141)	(2,276,679)	(2,656,695)	(2,929,892)	(1,419,559)	(5,151,407)	(25,941,863)

Sight liabilities	(4,428,051)	—	—	—	—	—	—	(4,428,051)
Unconditional draft time savings accounts	(3,281)	—	—	—	—	—	—	(3,281)
Deferred draft time savings account	(28,954)	—	—	—	—	—	—	(28,954)
Liabilities with Chile’s Central Bank without credit lines	(500,064)	—	—	—	—	—	—	(500,064)
Credit lines obtained from Chile’s Central Bank	—	—	—	—	—	—	—	—
Liabilities with other banks in the country without credit lines	—	—	—	—	—	—	—	—
Credit lines obtained from other banks in the country	—	—	—	—	—	—	—	—
Deposits and funds raised for a definite term	(2,918,159)	(2,028,113)	(1,547,586)	(1,484,252)	(1,216,158)	(140,950)	(677,271)	(10,012,489)
Foreign loans without credit lines	(415,187)	(519,524)	(227,625)	(396,080)	(515,641)	(118,157)	(142,788)	(2,335,002)
Credit lines obtained abroad	—	—	—	—	—	—	—	—
Liabilities for credit letters	(3,834)	(387)	(3,943)	(7,704)	(25,156)	(18,401)	(31,530)	(90,955)
Liabilities for bonds	(120,409)	(26,860)	(474,379)	(738,967)	(1,109,559)	(1,116,960)	(4,297,709)	(7,884,843)
Other liabilities or commitments without credit lines	(504,551)	(10,257)	(23,146)	(29,692)	(63,378)	(25,091)	(2,109)	(658,224)
Other credit lines obtained	—	—	—	—	—	—	—	—

Net band	(4,132,807)	(692,531)	(480,324)	52,524	2,196,623	2,029,564	3,616,776	2,589,825

Itaú Corpbanca and Subsidiaries – Interim Condensed Consolidated Financial Statements – March 31, 2017	119

	December 31, 2016
	Up to 1 month 1-3 moths		3-6 months months-1 ye. 1 to 3 years			3 to 5 years are than 5 year		Total
	million $	million $	million $	million $	million $	million $	million $	million $
Assets	1,969,638	928,821	—	1,704,748	1,448,422	885,428	2,910,991	9,848,048

Available funds	929,322	—	—	—	—	—	—	929,322
Financial investments computable at their market value	385,425	—	—	—	—	—	—	385,425
Loans to other banks of the country without credit lines	4,115	23,211	—	15,454	2,070	—	—	44,850
Credit lines granted to other banks in the country	—	—	—	—	—	—	—	—
Commercial credit facilities without credit lines	533,784	833,054	—	1,047,245	945,894	549,976	1,300,859	5,210,812
Credit lines and overdrafts—commercial	8,503	2,157	—	39,813	22	—	—	50,495
Consumption credit facilities without credit lines	14,121	27,189	—	113,089	221,335	84,854	7,595	468,183
Credit lines and overdrafts—consumption	(10,277)	8,353	—	300,642	3,037	—	—	301,755
Housing mortgage loans	11,051	21,714	—	99,341	260,536	241,628	1,575,124	2,209,394
Financial investments computed according to issuer’s flow	30,655	19,544	—	3,238	7,065	—	—	60,502
Other lending transactions or commitments without credit lines	66,275	—	—	100,419	—	—	—	166,694
Other credit lines granted	—	—	—	—	—	—	—	—
Derivatives agreements	(3,336)	(6,401)	—	(14,493)	8,463	8,970	27,413	20,616

Liabilities	(2,188,483)	(1,011,453)	—	(1,940,409)	(1,298,485)	(438,095)	(1,921,531)	(8,798,456)

Sight liabilities	(1,040,362)	—	—	—	—	—	—	(1,040,362)
Unconditional draft time savings accounts	—	—	—	—	—	—	—	—
Deferred draft time savings account	—	—	—	—	—	—	—	—
Liabilities with Chile’s Central Bank without credit lines	—	—	—	—	—	—	—	—
Credit lines obtained from Chile’s Central Bank	—	—	—	—	—	—	—	—
Liabilities with other banks in the country without credit lines	—	(5)	—	(52)	(575)	(1,681)	(5,588)	(7,901)
Credit lines obtained from other banks in the country	(24)	—	—	—	—	—	—	(24)
Deposits and funds raised for a definite term	(951,960)	(760,038)	—	(1,487,471)	(431,780)	(45,310)	(550,108)	(4,226,667)
Foreign loans without credit lines	(7,970)	(206,573)	—	(349,635)	(162,444)	(67,500)	—	(794,122)
Credit lines obtained abroad	—	—	—	—	—	—	—	—
Liabilities for credit letters	(1,647)	—	—	(4,820)	(8,116)	(5,491)	(6,081)	(26,155)
Liabilities for bonds	(7,259)	(16,385)	—	(33,202)	(291,433)	(275,059)	(1,349,474)	(1,972,812)
Other liabilities or commitments without credit lines	(179,261)	(28,452)	—	(65,229)	(404,137)	(43,054)	(10,280)	(730,413)
Other credit lines obtained	—	—	—	—	—	—	—	—

Net band	(218,845)	(82,632)	—	(235,661)	149,937	447,333	989,460	1,049,592

Note: comparative basis for 2016 it corresponds only to Itaú Chile.

The preceding tables present undiscounted cash flows from the Bank’s assets (Notes 5 - 11) and liabilities (Notes 17- 19) on the basis of maturity estimation models. The Bank’s expected cash flows could vary as a consequence of the changes in the variables used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the liquidity risk perspective. These categories are modeled separately and reported in cash flows.

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

In line with international risk management practices, the Bank uses the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the entity must survive until the thirtieth day of the stress scenario with the liquid assets fund in its portfolio, due to the fact that the administrators and / or supervisors have been able to establish corrective and timely measures as described in the relevant regulation. The indicator also recognizes differentiated behavior for wholesale versus retail counter-parties, which in the Bank’s case represent 72% and 28%, respectively, for the 30-day term. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while the parent company establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the local Chilean regulator and the Brazilian Central Bank (BACEN).

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Deposits / Loans

Structurally, the Bank’s liquidity may be quantified based on the level of assets and liabilities in its balance sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca’s balance sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credits that the bank grants. This is a measurement of the reciprocity between the Bank’s commercial activity and the financing stability.

	March 2017	March 2016
Year end	72.6%	71.0%
Minimum	71.0%	71.0%
Maximum	81.5%	79.9%
Average	77.2%	75.8%

Note1: loans are reported net of provisions

Note 2: comparative basis for 2016, it corresponds only to Itaú Chile

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include: counter-party and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

Analysis of Pledged and Unpledged Assets

The following presents an analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. Therefore, pledged assets are:

•	Assets that have been committed or received as collateral

•	Assets that an entity considers that are restricted from using.

The available assets and investments adjusted for the delivery or receipt of guarantees for year-end March 2016 and 2017, are shown below:

Year		Amount	Guarantees Given	Guarantees Received	Cash
		MM$	MM$	MM$	MM$
	Notes	(i)	(ii)	(iii)	(i-ii+iii)
2017	7,15,19	3,321,876	-587,859	272,593	3,006,610
2016	7,15,19	760,857	-18,011	0	742,846

•	Counter-party Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the institution’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (CSA) and with clearing houses, which receive a differentiated treatment. The following table details the netting of these transactions:

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		Closed March 2017			Closed March 2016
	Note	Assets before netting	Liabilities before netting	Net Assets	Assets before netting	Liabilities before netting	Net Assets
		MM$	MM$	MM$	MM$	MM$	MM$
Derivatives with netting agreement		1,443,211	(1,142,554)	300,657	50,171	(32,578)	583,802
Derivatives without netting agreement		(269,849)	2,135,818	1,865,969	235,866	315,683	(14,660)

Total derivatives		1,173,362	993,264	2,166,626	286,037	283,105	569,142

Net guarantees delivered at Clearance Houses (*)		38,154	—	38,154	39,817	—	39,817
Net gurantees delivered in bilateral agreements (**)	15.19	102,351	58,347	160,698	—	—	—

Net guarantees delivered		140,505	58,347	198,852	39,817	—	39,817

Derivatives net of guarantees		1,313,867	1,051,611	2,365,478	325,854	283,105	608,959

Market values of derivatives reported in accounting do not reflect counterparty risk management through guarantees, therefore the true exposures with the counterparties are not shown. Guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect such exposures.

It is worth highlighting that the counterparty risk management is framed within the Bank’s corporate credit policies

b.3) Monitoring and Governance of Financial Risks

The Board of Directors is the body in charge of the Bank’s management. Its duties include defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established for the purpose of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed on a regular basis so that they may reflect any changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risks and the compliance with the risk management policies and procedures, and also determines whether the risk management framework is appropriate for the risks faced by the Bank. This Committee is assisted by the Internal Audit in its supervision role. The Internal Audit carries out regular and special reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

In accordance with the Bank’s governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring any financial risks of the Bank. Moreover, the Credit Division is responsible for administering the credit management of the Corporate Banking, Treasury, Companies, and Retail Banking (Individuals). The Financial Risk Division is part of the Planning and Control Management Division, jointly with the Accounting, Management Control, Planning and Development, Capital Management and Investor Relations. The main purpose of this corporate division is to provide accurate, timely and high-quality information to support a correct decision making process by internal and external stakeholders

With regard to the financial risks to which the bank is exposed, the Treasury Division is responsible for managing the banking and trading books. In the Banking Book, the management consists of administering inflation, interest rate and liquidity risk in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations. The Trading Book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book is kept for the purpose of managing currency risk for the entire balance sheet. Management of the Bank’s funding structure is included as a significant part of the management of the liquidity and interest rate risks of the banking book or balance sheet.

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The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risk) as well as suggesting to the ALCO, along with the Treasury Division, metrics and limits for those risks, which are established in the respective policies.

The Bank’s financial risk management efforts are framed within the Financial Risk Policy, which is composed of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

Financial Risk Management Principles

•	The risk is monitored and controlled by parties independent from those managing risks, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite.

•	And it is informed periodically on assumed risk level, contingencies and instances when limits are exceeded.

Financial Risk Management Committees

In order to assure the flexibility of the management efforts and communication of risk levels to the senior management, the following structure of committees has been established:

•	Daily Committee: It is a Committee that meets on a daily basis to review the financial conditions and the latest market movements. It allows reviewing on a daily basis the appropriateness of the positions in order to detect in advance any scenarios with negative impacts on results and liquidity. It also monitors the performance of the strategies implemented in each of the portfolios.

•	Proprietary Trading / Market Making Committee: It is a Committee that meets on a weekly basis to analyze the strategies for the management of investment portfolio positions or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed, and evaluate the implementation of new strategies.

•	ALM (Asset and Liability Management) Committee: It holds meetings twice in a week to analyze the management of structural interest rate risks and indexation of the Banking Book.

•	Liquidity and Market Committee: A bi-weekly committee that exclusively analyzes the management of funding liquidity.

•	Treasury Committee: It holds monthly meetings to carry out a detailed analysis of the topics related to the treasury activity and establishes agreements and strategies on related matters, always consistent with the ALCO policies and guidelines in force.

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•	Assets and Liabilities Committee (ALCO): It holds monthly meetings to analyze the economic and financial conditions and reports to the senior management the assumed levels of market risk and liquidity submitting to it the market risk and funding liquidity indexes, consumption of limits and the results of stress tests.

•	Board of Directors: The Board of Directors is informed on a quarterly basis about the assumed levels of market risk and funding liquidity by presenting established risk indexes, limit consumption and results of stress test.

b.3 Capital Requirement

The primary goals of the capital management of the Bank are to ensure compliance with statutory requirements and maintain a solid risk rating and sound capital ratios. During the period ended March 31, 2017 and 2016, the Bank has fully complied with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s Regulatory Capital may not be less than 10% of its Risk-Weighted Assets. To such effect, the Regulatory Capital is determined based on the Capital and Reserves or Core Capital, adjusted by:

•	adding subordinated bonds limited to 50% of Core Capital and,

•	subtracting the asset balance of goodwill and unconsolidated investments in companies.

•	adding the non-controlling interests up to a maximum of 20% of Core Capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital required to back each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is mandatory.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also refers to off-balance sheet contingent loans, i.e., not reflected in the Consolidated Interim Balance Sheet.

As stated in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the RAN of the Chilean Superintendency of Banks, a statutory change was implemented from January 2010 that caused the entry into effect of Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, and changed the risk exposures of contingent loans from 100% to the percentages indicated below:

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Type of contingent credit	Exposure
a) Collateral and guarantees	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Bid or performance bonds	50%
e) Unrestricted credit facilities (*)	35%
f) Other loan commitments:
• Loans for higher education, under Law N° 20.027	15%
• Others	100%
g) Other contingent credits	100%

(*) Percentage modified by Circular 3.604 of the SBIF dated March 29, 2016 (50% before this modification).

As of year-end, the ratio of assets to risk-weighted assets is as follows:

		Consolidated Assets		Risk-weighted assets
	NOTE	2017	2016	2017	2016
		MM$	MM$	MM$	MM$
Balance sheet assets (net of provisions)
Cash on hand and Cash in banks	5	1,454,151	1,487,137	—	—
Transactions in the course of payment		296,780	137,190	85,385	41,425
Trading securities	6	864,305	632,557	157,216	104,617
Repurchase agreements and securities borrowings		144,281	159,458	115,135	59,703
Financial derivative instruments		1,462,031	1,615,789	1,105,740	1,203,011
Amounts due from banks	8	166,908	150,568	140,375	123,759
Loans and receivables from Customers		20,501,320	20,449,754	18,734,911	18,713,221
Investment instruments available for sale	10	1,442,226	2,054,110	324,061	326,964
Held-to-maturity investment instruments		253,434	226,422	253,434	226,422
Investments in companies	11	20,235	19,967	20,235	19,967
Intangible Assets	12	1,662,675	1,657,614	466,568	469,167
Property, Plant and Equipment		123,471	119,970	123,471	119,970
Current taxes		220,388	162,410	22,039	16,241
Deferred taxes	14	316,595	287,051	31,660	28,705
Other assets		360,076	486,047	332,756	388,304
Off-balance sheet assets
Contingent lonas		2,233,839	2,255,880	1,340,303	1,353,528

Total risk-weighted assets		31,522,715	31,901,924	23,253,289	23,195,004

Risk weighted assets are calculated according to Chapter 12-1 of the Recopilación Actualizada de Normas – (RAN - by its Spanish acronym)(updated compilation of rules) issued by the Chilean Superintendency of Banks and Financial Institutions.

	Amount				Ratio
	2017			2016	2017			2016
	MM$			MM$	%			%
Basic Capital	3,199,126	(a	)	3,173,516	10.15	(c	)	9.95
Regulatory Capital	3,269,922	(b	)	3,252,175	14.06	(d	)	14.02

(a)	Core Capital is defined as the net amount to be reflected in the Consolidated Financial Statements as “Equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

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(b)	Regulatory capital is equal to basic capital plus subordinated Bonds, additional provisions, and non-controlling interests as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of the core capital, only the amount equivalent to that percentage will be added; goodwill is also deducted and, if the amount of minority investment assets in subsidiaries other than banking support companies is greater than 5% of the core capital, the amount in excess of such percentage will also be deducted.

(c)	The consolidated basic capital ratio is equal to the basic capital divided by total assets for capital purposes (including off-balance sheet items).

(d)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of the closing of the Interim Financial Statements on March 31, 2017, the Bank includes the following information among its management objectives, policies and processes:

•	The SBIF’s authorization of the business combination determined that the bank resulting from the merger (from April 1, 2016 onwards) shall maintain a regulatory capital of not less than 10% of its risk-weighted assets.

•	The shareholders’ agreement established an “Optimum Regulatory Capital” for Itaú Corpbanca (Chilean Bank) or CorpBanca Colombia (Colombian Bank), as appropriate, which would be (a) the greater of (i) 120% of the minimum regulatory Capital Ratio required by the applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case corresponding to the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Subsidiaries that are consolidated for the purpose of calculating the minimum regulatory Capital Ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the Minimum Growth Rate.

•	The total shareholders’ equity of the Bank, in consolidated terms (the Bank’s owners) amounts to MM$3,199,126 (MM$3,173,516 as of December 2016).

In terms of regulatory ratios, the Bank closed the 2017 period with a ratio of core capital to total assets of 10.15% (9.95% in December 2016), while the ratio of regulatory capital to total risk-weighted assets ( Basel Index) was 14.06% (14.02% in December 2016).

b.4 Operational Risk

a.	Definition

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes the legal risk and excludes the strategic and reputational risks. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of this task.

b.	Structure

In line with its business strategy, Banco Itaú Corpbanca has assigned the operational risk management to the Operational Risk Division, which acts according to an annual plan based on the strategic plan for the business areas, support areas and the Parent Company. This plan considers the scheduling of activities typical to the functions and activities of the area agreed with the Parent Company to comply with statutory requirements, with a distribution of the periods of time and the available resources, consistent with the goals and size of the organization, which as a whole depend on the Corporate Risk Management that reports to the General Management of Banco Itaú Corpbanca.

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Within the Corporate Governance structure, operational risk management has a strategic significance for its business processes. Operational risk management is based on financial industry best practices, international standards, inter alia and in the first place, the Basel standards, and local standards, especially Chapter 1-13 of the SBIF regulations on operational risk management.

Banco Itaú Corpbanca has adopted a model with three lines of defense as the primary means of implementing its operational risk management, internal control and compliance structure, ensuring compliance with corporate guidelines. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish the foregoing, they must establish and maintain a risk management program that ensures effective controls. The risk management program provides that all relevant risk matters are to be reported to the higher authorities and to the Operational Risk Committee. Moreover, the Bank’s policy provides that this operational risk management program is to be implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks and for understanding and managing their risks in compliance with policies.

Our methodology consists of evaluating the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of those controls and identify potential weaknesses. This perspective considers, inter alia, the volume and complexity of activities and the potential impact of the related operational losses and the control environment. The stages and main activities of our methodology are as follows:

Identification of Risks:

•	Mapping processes.

•	Identifying risks and controls associated with processes, products, projects.

•	Identifying internal and external rules and regulations.

•	Recording operating losses.

Measuring and evaluating each identified risk:

•	Evaluating events.

•	Evaluating internal and external rules and regulations.

•	Walk-through and tests.

•	Classifying controls (SOX).

•	Evaluating business impacts of contingencies using a business impact analysis (BIA).

•	Corporate and regulatory self-assessment.

Mitigation and Control:

•	Defining the risk response (walk-throughs, tests, action plans).

•	Mitigating and controlling crisis situations.

•	Monitoring the internal control environment.

•	Defining and implementing risk indicators.

•	Monitoring indicators and controls.

•	Assisting with implementation of actions plans to mitigate audit comments and risk events.

Reports:

•	Management reports to the Bank’s senior management and committees.

•	Coordinating operational risk, IT security, continuity and crisis management committees.

•	Management reports to parent company.

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c.	Goals

The main goals of the Bank and its subsidiaries regarding operational risk management are as follows:

•	To identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank and its subsidiaries;

•	To build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties;

•	To generate effective internal reports on matters related to operational risk management, with scaling; and

•	Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

With regard to training and awareness matters, the Bank continues reinforcing a risk culture through training sessions on operational risk, internal controls and external and internal fraud prevention; as well as carrying out the yearly “enhanced safety” program for all associates and implementing induction programs for new employees.

Lastly, it is worth mentioning that the Bank continues applying the Sarbanes-Oxley (SOX) methodologies for its main products and processes, and the implementation of this technology is certified each year by an external consultant.

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Note 33 — Subsequent Events

From April 1 to 25, 2017, the date of issuance of these Consolidated Interim Financial Statements, there have been no subsequent events that may significantly affect them.

Juan Vargas Matta	Cristian Toro Cañas
Accounting Manager	General Manager (S)

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